Ralcorp

Ralcorp Holdings, Inc.


Building Your Company

2007 Annual Report
With Proxy Statement and
Notice of Annual Meeting

RALSTON FOODS has facilities in Azusa, CA, Battle Creek, MI, Cedar Rapids, IA, Lancaster, OH, Los Alamitos, CA, Newport, AR, and Sparks, NV, and produces **Cereals & Snacks** such as ready-to-eat cereals (including a full line of brand emulations), hot cereal (primarily instant flavored oatmeal), corn-based chips, cereal-based snack mixes, nutritional and cereal bars, crackers and cookies.



Ralcorp

BREMNER has facilities in Minneapolis, MN, Princeton, KY, Poteau, OK, Ripon, WI (2 plants), South Beloit, IL, and Tonawanda, NY, and produces **Crackers & Cookies** such as saltines, grahams, snack crackers, cheese crackers, wheat crackers, specialty flavored crackers, oyster crackers, oatmeal cookies, chocolate chip cookies, sugar cookies and wafers, and sandwich cremes.



Ralcorp Holdings, Inc.

Through strategic acquisitions and internal growth, Ralcorp has emerged as the nation's leading producer of private label foods, and a major producer of foodservice products. We make a variety of value brands and store brand foods sold under the individual labels of various grocery, mass merchandise and drugstore retailers, and frozen bakery products sold to in-store bakeries, restaurants and other foodservice customers. Our businesses are organized into five operating segments, headquartered in St. Louis, MO.



NUTCRACKER has facilities in Billerica, MA, Dothan, AL, and Womelsdorf, PA, and produces **Snack Nuts & Candy** such as oil-roasted, dry-roasted, and honey-roasted peanuts, cashews, mixed nuts, macadamia nuts, sunflower kernels, almonds, pistachios, walnuts, pecans, dried fruit mixes, trail mixes, chocolate-covered nuts, peanut butter cups, and other fine chocolates.



RALCORP FROZEN BAKERY PRODUCTS has facilities in Chicago, IL, Fridley, MN, Grand Rapids, MI, Lodi, CA, Louisville, KY (2 plants), Ogden, UT, and Seattle, WA, as well as Brantford, Ontario and Delta, British Columbia, and produces **Frozen Bakery Products** such as pre-baked cookies, waffles, pancakes, biscuits, rolls, muffins, breads, and dough for Danishes, bagels and doughnuts.



CARRIAGE HOUSE has facilities in Buckner, KY, Dunkirk, NY, Fredonia, NY, and Streator, IL, and produces **Dressings, Syrups, Jellies & Sauces** such as pourable and spoonable salad dressings (including mayonnaise), maple and flavored syrups (including ice cream toppings), jams and preserves, peanut butter, Mexican sauces, spaghetti sauce, barbecue sauce, and other seasoning sauces.



Letter from the Chief Executive Officers

Dear Fellow Shareholders: As we continue to build Ralcorp to deliver long-term shareholder value, we would like to take this opportunity to review the Company's financial results for the past year and strategies for the future. Overall we were pleased with our financial performance in 2007, particularly given the challenges we faced. We appreciate the hard work and dedication of all our employees, without whom the increased value and strength of the Company would not have been possible.

2007 RESULTS

Net sales grew to over $2 billion, largely as a result of recent business acquisitions, as well as volume gains in most of our product lines and higher pricing in response to rising input costs. While diluted earnings per share decreased from $2.41 in 2006 to $1.17 in 2007, those numbers include the effects of non-cash losses on the forward sale contracts on a portion of our shares of Vail Resorts. Excluding those effects, diluted EPS increased from $2.64 to $3.27 despite increases in ingredient and packaging costs totaling approximately $47.4 million (almost half of which came in the fourth quarter).

The Cereals, Crackers & Cookies segment's net sales grew 20% to $935 million for 2007, and segment profit contribution rose 13% to $87 million, primarily due to the acquisition of the Bloomfield business in March. Bremner's sales of crackers and cookies remained steady at $325 million, mainly due to increased pricing offset by lower volume. Ralston Foods' sales increased 35% to $610 million, driven by Bloomfield and higher pricing aimed at keeping pace with commodity cost increases. Compared to last year, higher raw material costs reduced the segment's profit by approximately $24.2 million.

The Frozen Bakery Products segment had sales of $620 million in fiscal 2007, an increase of 40% from 2006, driven by the Cottage Bakery acquisition in November 2006 and good internal growth in all of the segment's channels. Despite higher costs, segment profit contribution increased 39% to $70 million, primarily due to the timing of the Cottage Bakery, Western Waffles and Parco Foods acquisitions during the past two years.

The Dressings, Syrups, Jellies & Sauces segment's sales increased 9% to $424 million in fiscal 2007 and segment profit contribution was $13.7 million. The sales increase was a result of higher overall volume, price increases in response to rapidly rising costs, and a favorable product mix. Profitability was hurt by raw material cost increases totaling $15.9 million and higher overhead costs.

The Snack Nuts & Candy segment's sales rose 6% to $254 million due to sales to a new customer and increased distribution with existing customers. Segment profit contribution increased 27% to $22 million as volume increased and overall raw material costs were favorable by $7.5 million (but we anticipate higher costs in fiscal 2008).

Financial Summary

In millions except per share data	Year Ended September 30, 2007	2006	2005
Results for Year			
Net Sales	**$ 2,233.4**	$ 1,850.2	$ 1,675.1
Net Cash Flows from Operating Activities	**214.2**	52.8	161.0
Net Earnings *	**31.9**	68.3	71.4
Diluted Earnings Per Share *	**$ 1.17**	$ 2.41	$ 2.34
Add Back: Effect of Loss on Forward Sale Contracts	**2.10**	0.23	—
Diluted EPS Excluding Loss on Forward Sale Contracts	**$ 3.27**	$ 2.64	$ 2.34
Year End Position			
Total Assets	**$ 1,853.1**	$ 1,507.5	$ 1,269.5
Long-Term Debt	**763.6**	552.6	422.0
Total Shareholders' Equity *	**483.4**	476.4	518.3

* 2007 & 2006 include effects of unrealized losses on Vail forward sale contracts


David Skarie
Kevin Hunt


COTTAGE BAKERY


BLOOMFIELD BAKERS

Building Your Company



3/16/2007		Bloomfield Bakers, L.P. (and Lovin Oven L.L.C.)
11/10/2006	●	Cottage Bakery, Inc.
2/7/2006	●	Parco Foods, L.L.C.
11/15/2005	●	Western Waffles, Ltd.
6/22/2005		Medallion Foods, Inc.
2/27/2004	●	Concept 2 Bakers
12/3/2003	●	Bakery Chef (Value Added Bakery Holding Company)
1/30/2002	●	Lofthouse Foods Incorporated
1/31/2001	●	The Torbitt & Castleman Company, LLC
7/14/2000	●	The Red Wing Company, Inc.
5/1/2000	●	James P. Linette, Inc.
1/28/2000	●	Cascade Cookie Company, Inc.
10/4/1999	●	Ripon Foods, Inc.
3/24/1999	●	Southern Roasted Nuts of Georgia, Inc.
3/4/1999	●	Martin Gillet & Co., Inc.
9/4/1998	●	Nutcracker Brands, Inc.
8/25/1998	●	Sugar Kake Cookie Inc.
4/23/1998	●	Flavor House, Inc.
4/21/1997	●	Wortz Company



We have been steadily building your company, with an average of about two acquisitions per year for the past ten years, while strengthening the core businesses. The listed acquisitions ranged from $15 million to $290 million and included some in each of the five divisions (see the color key on the inside front cover).

ACQUISITIONS

Acquisitions remain a core growth strategy for the Company. As listed at the left, we have completed 19 significant business acquisitions in just over a decade, while strengthening the core businesses through new products and increased penetration of store brand products. The results are summarized in the graphs following this letter and on the map of our production facilities on the inside front cover. Our production capabilities are unmatched in the store brand food business.

Fiscal 2007 has been a particularly rewarding year as we completed two major acquisitions, both of which helped improve earnings. On November, 10, 2006, we acquired Cottage Bakery, Inc., a leading manufacturer of high quality frozen par-baked breads and frozen dough sold in the retail and foodservice channels. This acquisition is a great fit as we continue to expand our presence in the frozen bakery products category. On March 16, 2007, we acquired Bloomfield Bakers together with its affiliate, Lovin Oven L.L.C. This business, which has become a part of our Ralston Foods business unit, is a leading manufacturer of nutritional and cereal bars and natural and organic specialty cereals, cookies and crackers, and expands and enhances our product offerings in these growing categories. Bloomfield's products are sold to branded businesses under co-manufacturing arrangements and to private label retail customers.

COST INCREASES

Over the last few years, we have witnessed sharp increases in commodity prices and energy. Historically, when such prices spiked, they would trend down within a reasonable time period thereafter. However, in recent years, prices of key commodities have increased steadily and have remained on an upward swing, and we do not expect any fundamental downward correction in prices in the near future. The graphs on the following page show the recent trends in four such commodities, including rapid increases in wheat and soybean oil in fiscal 2007. As a result of such dramatic and sustained changes, our mitigation efforts may trail these cost increases. In the near term we mitigate increases by using futures, options, forward and other commodities contracts. On a longer term basis, we must increase prices to customers when justified and reduce costs throughout the Company.

While we face challenging times in the coming year, we will continue to focus on building the strengths of the Company and increasing long-term shareholder value.

FINANCE INITIATIVES

During fiscal 2007, we issued additional private placement notes, and the maturity of our long-term debt is now staggered through 2022. The $200 million total proceeds from the new issuances enabled us to finance a portion of our acquisitions and increase our available borrowing capacity, as well as repurchase our stock. We spent $78.8 million to repurchase 1.38 million shares of Ralcorp stock, reducing shares outstanding by 5% and demonstrating our commitment to delivering improved shareholder value over the long term.

Since October 2005, we have entered into three forward sale contracts covering a total of 4.95 million of our shares of Vail Resorts, Inc. to provide $140 million in tax-deferred liquidity and to hedge the market value of our investment while continuing to participate in future stock price appreciation. Because we are required to account for our investment in Vail using the equity method, these contracts are not currently eligible for hedge accounting, and unrealized gains or losses due to changes in the fair value of the contracts are immediately recognized in earnings. In the accompanying discussions, tables, and graphs, we have presented diluted earnings per share excluding losses on the forward sale contracts. We believe this adjusted measure provides useful and comparable information about the Company's performance because those losses are non-cash, unrealized and unrelated to our operations.


Commodity Cost Challenges
Wheat Per Bushel
Soybean Oil Per Pound
Oats Per Bushel
Corn Per Bushel

As shown in these 3-year graphs, the prices (CBOT) of the commodities underlying several of our key ingredients have risen significantly in the past year. Most are expected to remain high in fiscal 2008.

RECENT DEVELOPMENTS

In October 2007, J. Patrick Mulcahy and David R. Wenzel joined our Board of Directors. Mr. Mulcahy is the chairman and former chief executive of Energizer Holdings Inc., and Mr. Wenzel is the chief operating officer of EFR Group. We welcome them to the Board and look forward to working with them.

On November 15, 2007, we announced the signing of a definitive agreement with Kraft Foods Inc. to merge *Post* cereals into Ralcorp in an all-stock transaction. If the merger is consummated, current Kraft shareholders will own approximately 54% of the combined company and current Ralcorp shareholders will own approximately 46%. We will also assume approximately $960 million in debt. The transaction is subject to certain closing conditions, including the approval of current Ralcorp shareholders. We will seek the approval of our shareholders at a special meeting, and you are not being asked to vote on this transaction at the upcoming Annual Meeting. We will provide additional details about the transaction and the special meeting at a later time.

OUTLOOK

We expect to face continued significant cost pressures in the coming year. As we did in fiscal 2007, we will implement cost reductions and other mitigating initiatives as we aim to keep pace with rising costs. Recent acquisitions have significantly expanded our product offerings and diversified our earnings stream. As we continue our acquisition strategy in 2008, we will consider acquisitions that enhance the value of the Company.

While we face challenging times in the coming year, we will continue to focus on building the strengths of the Company and increasing long-term shareholder value. We are grateful for your continued support.

Kevin J. Hunt

Kevin J. Hunt
Co-Chief Executive
Officer and President

David P. Skarie

David P. Skarie
Co-Chief Executive
Officer and President

Ten-Year Performance Graphs

Ralcorp has performed successfully over the past decade, steadily increasing sales and total segment profit contribution. Consolidated net sales have grown from about $580 million in fiscal 1998 (including sales from the baby food business, which was sold during that year) to over $2.2 billion in fiscal 2007, an increase of about 285%. Total segment profit contribution has improved from about $47 million in 1998 to $193 million in 2007, an increase of over 310%.


Net Sales by Segment
In millions
$2400
2000
1600
1200
800
400
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

- Frozen Bakery Products
- Dressings, Syrups, Jellies & Sauces
- Snack Nuts & Candy
- Cereals, Crackers & Cookies


Profit Contribution by Segment
In millions
$240
200
160
120
80
40
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Our dedication to increased shareholder value is indicated by the increase in our stock price and earnings per share. At the end of fiscal 1998, our common stock was trading at $14.00, and by the end of fiscal 2007, the market price was $55.82. Excluding the effects of the loss on forward sale contracts, diluted earnings per share have increased from $1.32 in 1998 (which included a gain on the sale of the baby food business) to $3.27 in 2007.


Market Price and Earnings Per Share
Earnings Per Share
Market Price Per Share
$ 3.60
3.00
2.40
1.80
1.20
0.60
$ 72
60
48
36
24
12
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

- Monthly Closing Stock Price
- Reported Diluted Earnings Per Share
- Effect of Goodwill Impairment on Diluted Earnings Per Share
- Effect of Loss on Forward Sale Contracts on Diluted Earnings Per Share

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2007

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number **1-12619**

RALCORP HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Missouri	**43-1766315**
(State of incorporation)	(I.R.S. Employer Identification No.)
800 Market Street, St. Louis, Missouri	**63101**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(314) 877-7000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 par value	New York Stock Exchange, Inc.

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑Yes ☐No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐Yes ☑No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑Yes ☐No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). ☑Yes ☐No

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐Yes ☑No

On March 31, 2007, the aggregate market value of the Common Stock held by non-affiliates of registrant was $1,614,172,174. Excluded from this figure is the Common Stock held by registrant's Directors and Corporate Officers, who are the only persons known to registrant who may be considered to be its "affiliates" as defined under Rule 12b-2.

Number of shares of Common Stock, $.01 par value, outstanding as of November 28, 2007: 25,674,121.

DOCUMENTS INCORPORATED BY REFERENCE

Registrant's Notice of Annual Meeting and Proxy Statement relating to its 2007 Annual Meeting (to be filed), to the extent indicated in Part III.

TABLE OF CONTENTS

Form 10-K

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Report. These forward-looking statements are sometimes identified by their use of terms and phrases such as "believes," "should," "expects," "anticipates," "intends," "plans," "will," "can" or similar expressions elsewhere in this Report. The Company's results of operations and financial condition may differ materially from those in the forward-looking statements. Such statements are based on management's current views and assumptions, and involve risks and uncertainties that could affect expected results. The factors set forth below may cumulatively or individually impact the Company's expected results.

- If the Company is unable to maintain a meaningful price gap between its private label products and the branded products of its competitors, successfully introduce new products or successfully manage costs across all parts of the Company, the Company's private label businesses could incur operating losses.
- Significant increases in the cost of certain commodities (e.g., wheat, peanuts, soybean oil, eggs, various tree nuts, corn syrup and other sweeteners, cocoa, fruits), packaging or energy (e.g., natural gas) used to manufacture the Company's products, to the extent not reflected in the price of the Company's products, could adversely impact the Company's results.
- Consolidation among members of the grocery trade may lead to increased wholesale price pressure from larger grocery trade customers and could result in significant profit pressure, or in some cases, the loss of key accounts if the surviving entities are not customers of the Company.
- In light of its ownership in Vail Resorts, Inc. (approximately 19%), the Company's non-cash earnings can be adversely affected by unfavorable results from Vail Resorts or the inability to recognize earnings under the equity method of accounting in the future.
- The Company is currently generating profit from certain co-manufacturing contract arrangements with other manufacturers within its competitive categories. The termination or expiration of these contracts and the inability of the Company to replace this level of business could negatively affect the Company's operating results.
- The Company's businesses compete in mature segments with competitors having large percentages of segment sales. If such competitors are able to obtain larger percentages of their respective segment sales, the Company could lose its market position.
- The Company has realized increases in sales and earnings through the acquisitions of businesses, but the ability to undertake future acquisitions depends on many factors, such as identifying available acquisition candidates and negotiating satisfactory terms to purchase such candidates, which the Company does not unilaterally control.
- Presently, a portion of the interest on the Company's indebtedness is set on a short-term basis. Consequently, increases in interest rates will increase the Company's interest expense.
- If actual or forecasted cash flows of any reporting unit deteriorate such that its fair value falls below its carrying value, goodwill will likely be impaired and an impairment loss would be recorded immediately as a charge against earnings.
- The Company has experienced increases in the cost to transport finished goods to customers. The Company's costs have risen due to the increased cost of fuel and a limited supply of freight carriers. In the event this situation worsens, transportation costs will increase significantly and the Company will experience service problems and reduced customer sales.
- Fluctuations in the Canadian Dollar exchange rate could result in losses in value of the Company's net foreign currency investment in its Canadian subsidiary.
- A portion of the Company's employees are represented by labor unions. Labor strikes, work stoppages or other employee related interruptions or difficulties in the employment of labor could negatively impact our manufacturing capabilities.
- Other uncertainties, all of which are difficult to predict and many of which are beyond the control of the Company, may impact its financial position, including those risks detailed from time to time in its publicly filed documents. These and other factors are discussed in the Company's Securities and Exchange Commission filings.

The factors set forth above are illustrative, but by no means exhaustive. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Form 10-K

PART I

ITEM 1. BUSINESS

INTRODUCTION

Ralcorp Holdings, Inc. is a Missouri corporation incorporated on October 23, 1996. Our principal executive offices are located at 800 Market Street, Suite 2600, St. Louis, Missouri 63101. The terms "we," "our," "Company," "Ralcorp," and "Registrant" as used herein refer to Ralcorp Holdings, Inc. and its consolidated subsidiaries.

We are primarily engaged in the manufacturing, distribution and marketing of store brand (private label) food products in the grocery, mass merchandise, drug and foodservice channels. Our products include: ready-to-eat and hot cereal products; store brand and value brand snack mixes and corn-based snacks; store brand and branded crackers and cookies; foodservice, store brand and branded frozen griddle products (pancakes, waffles, French toast and custom griddle products) and biscuits; foodservice and store brand breads, rolls and muffins; store brand wet-filled products such as salad dressings, mayonnaise, peanut butter, syrups, jams and jellies, and specialty sauces; and store brand and value branded snack nuts and chocolate candy. Substantially all of our products are sold to customers within the United States.

Our strategy is to grow our businesses through increased sales of existing and new products and through the acquisition of other companies. Since 1997 we have acquired nineteen companies. We typically pursue companies that manufacture predominantly store brand or value oriented food products.

The following sections of this report contain financial and other information concerning our business developments and operations and are incorporated into this Item 1:

- "Management's Discussion and Analysis of Financial Condition and Results of Operations" under Item 7; and
- "Acquisitions and Goodwill," "Supplemental Earnings Statement and Cash Flow Information," and "Segment Information" in the Notes to the Consolidated Financial Statements filed as part of this document under Item 8.

You can find additional information about Ralcorp including our 10-Ks, 10-Qs, 8-Ks, and other securities filings (and amendments thereto) by visiting our website at http://www.ralcorp.com or the SEC's website at http://www.sec.gov, from which they can be printed free of charge as soon as reasonably practicable after their electronic filing with the SEC. The Company's Corporate Governance Guidelines; Standards of Business Conduct for Employees, including Executive Officers; Director Code of Ethics; and the Charters of the Board's Audit, Corporate Governance, and Compensation Committees are also available on our website, from which they can be printed free of charge. All of these documents are also available to shareholders at no charge upon request sent to the Company's Secretary (PO Box 618, St. Louis, MO 63188-0618, Telephone: 314-877-7046).

RECENT BUSINESS DEVELOPMENTS

- On November 10, 2006, we completed the acquisition of Cottage Bakeries, Inc.
- On January 18, 2007, we issued Fixed Rate Senior Notes, Series I, totaling $100 million.
- On March 16, 2007, we completed the acquisition of Bloomfield Bakers and its affiliate Lovin Oven L.L.C.
- On May 11, 2007, we issued Fixed Rate Senior Notes, Series J, totaling $100 million. Proceeds from the Series I and J Private Placements were used to refinance a portion of our fiscal 2007 acquisitions and increase our available borrowing capacity.
- Effective October 1, 2007, we appointed David R. Wenzel and J. Patrick Mulcahy to our Board of Directors.
- On November 15, 2007, we announced the signing of a definitive agreement with Kraft Foods Inc. to merge Post ready-to-eat cereals into Ralcorp in an all-stock transaction. After the merger, Kraft shareholders will own approximately 54 percent and current Ralcorp shareholders will own approximately 46 percent of the combined company. Further, we will assume approximately $960 million of debt. The transaction is subject to customary closing conditions, including regulatory and Ralcorp shareholder approvals. Closing is expected to occur in mid-2008.

OTHER INFORMATION PERTAINING TO THE BUSINESS OF THE COMPANY

Segments

During fiscal year 2007 our businesses were comprised of four reportable business segments: Cereals, Crackers & Cookies (consisting of Ralston Foods and Bremner, Inc.); Frozen Bakery Products; Dressings, Syrups, Jellies & Sauces (The Carriage House Companies, Inc.); and Snack Nuts & Candy (Nutcracker Brands, Inc.). The Frozen Bakery Products segment includes Ralcorp Frozen Bakery Products, Lofthouse, Concept 2 Bakers, Parco, Western Waffles and the recently acquired Cottage Bakery, Inc. On March 16, 2007, we acquired Bloomfield Bakers and its affiliate, Lovin Oven L.L.C. and integrated them into Ralston Foods. Bloomfield Bakers is a leading manufacturer of nutritional and cereal bars and natural and organic specialty cookies, crackers, and cereals (the "Bloomfield Products").

We develop, manufacture, and market emulations of various types of branded food products that retailers, mass merchandisers and drug stores sell under their own "store" brands or under value brands. We attempt to manufacture products that are equivalent in quality to branded products. In the event branded producers modify their existing products or successfully introduce new products, we may attempt to emulate the modified or new products. In conjunction with our customers, we develop packaging and graphics that rival the national brands. Our goal is that the only difference consumers perceive when purchasing our store brand products is a notable cost savings when compared to branded counterparts.

We also develop, manufacture and market signature frozen value-added bakery products for the foodservice, in-store bakery, retail and mass merchandising channels. Our frozen products typically are not emulations of branded products. Instead, they are designed to have unique tastes or characteristics that customers desire. To a much lesser extent, we also offer unique, custom products in our other businesses.

In Item 2, we have listed the principal plants operated by the Company, as well as the types of products produced at each plant.

Cereals, Crackers & Cookies

The Cereals, Crackers & Cookies segment is composed of store brand ready-to-eat and hot cereals, store brand snack mixes, corn-based snacks and the Bloomfield Products (the "Cereal and Snack Business"); and store brand and branded crackers and cookies (the "Cracker and Cookie Business"). In fiscal 2007, these businesses accounted for approximately 65% and 35% respectively, of the Company's Cereals, Crackers & Cookies segment sales. These two businesses have been aggregated into a single reportable segment because they have similar economic characteristics, product ingredients, types of customers and distributions methods, and because of some shared processing.

Cereal and Snack Business

Store brand ready-to-eat cereals are currently produced at five operating facilities and presently include 40 different cereal varieties utilizing flaking, extrusion and shredding technologies. Our Cracker and Cookie Business produces shredded wheat cereal for the Cereal and Snack Business. Four additional cereals are produced for the Cereal and Snack Business through certain co-manufacturing arrangements (see "Contract Manufacturing" later in this Item 1). Store brand and branded hot cereals are produced at one facility and include old-fashioned oatmeal, quick oatmeal, regular instant oatmeal, flavored instant oatmeals, farina, instant *Ralston*® (a branded hot wheat cereal), and *3 Minute Brand*® hot cereals. As expected, we sell far more hot cereals in cooler months. We believe we are the largest manufacturer in the U.S. of store brand ready-to-eat and hot cereals. In fiscal 2007, approximately 61% of this business's net sales were in retail ready-to-eat cereals (excluding co-manufacturing), approximately 11% of its net sales were in retail hot cereals and approximately 14% of its net sales were in retail snack products. Corn-based snacks are produced at one facility and include four types of tortilla chips, two types of corn chips and three types of extruded puffed products that are packaged under store brands and the *Medallion*® name. The Bloomfield Products are produced at two manufacturing facilities. A majority of these products are produced under co-manufacturing, with a smaller portion produced under more traditional store brand arrangements.

We produce cereal products based on our estimates of customer orders and consequently maintain, on average, three to five weeks' inventory of finished products. Our ready-to-eat and hot cereals are warehoused in and distributed through four independent distribution facilities and two of our cereal plants, and are shipped to customers principally via independent truck lines. Our corn-based snack products are produced based on customer orders and are shipped directly to customers through independent truck lines and customer supplied trucks. As the majority of the Bloomfield Products are produced under contract manufacturing arrangements, the related production schedule is based largely on near term forecasts provided by our contract partners. The Bloomfield Products are then shipped via independent truck lines to specific customer distribution points. Periodically, all products related to the Cereal and Snack Business are sold through internal sales staff and independent food brokers.

Cracker and Cookie Business

We believe our Cracker and Cookie Business is currently the largest manufacturer of store brand crackers and cookies for sale in the United States. The business also produces cookies under the *Rippin' Good®* brand and crackers under the *Ry Krisp®* and *Champagne®* brands. Management positions the Cracker and Cookie Business as a low cost, premier quality producer of a wide variety of store brand crackers and cookies. In fiscal 2007 and solely with respect to the retail channel, approximately 55% of this business's net sales was in crackers and approximately 45% of its net sales was in cookies.

Our Cracker and Cookie Business operates seven plants where products are largely produced to order. In the fall and winter as consumer consumption of crackers increases, we have the ability to produce to estimated volumes, thereby building product inventories ranging from four to six weeks. Store brand crackers and cookies are sold through a broker network and internal sales staff. Branded *Ry Krisp®* crackers and branded cookies, including *Rippin' Good®* cookies are sold through direct store distributor networks. Our cookies and crackers are primarily distributed through our own warehouses and delivered to customers through independent truck lines.

Frozen Bakery Products

Our Frozen Bakery Products business operates eleven facilities, including the Cottage Bakery, Inc. acquisition. We produce frozen griddle products such as pancakes, waffles and French toast; frozen bread products such as breads, rolls and biscuits; dessert products such as frozen cookies and frozen cookie dough, muffins, and Danishes, as well as dry mixes for bakery foods. The segment uses a combination of both make to order and make to inventory production scheduling processes. Items with predictable volumes tend to be produced to inventory, while items with inconsistent demand are typically produced to order. The majority of the products are shipped frozen with most high volume customers serviced direct from the manufacturing site, while smaller volume items are distributed through a network of third party warehouses.

The Frozen Bakery Products segment sells products through a broker network and an internal sales staff. Products are sold to foodservice customers such as large restaurant chains and distributors of foodservice products, retail grocery chains, and mass merchandisers. We utilize the trademark *Krusteaz®* for frozen griddle products sold to retail grocery chains and mass merchandisers. Also, we produce in-store bakery cookies under the *Lofthouse®*, *Cascade®*, and *Parco®* brands. During fiscal 2007, we consolidated most of our in-store bakery cookies under the *Lofthouse®* brand; however, we continue to use the *Cascade®*, and *Parco®* brands at a reduced level. Sales of cookies increase significantly in anticipation of holidays.

We sell a significant amount of products to a large international chain of restaurants. The loss of that customer would have a material adverse effect on the Frozen Bakery Products segment.

In fiscal 2007, approximately 32% of the segment's net sales was griddle products, 29% was breads, rolls and biscuits, 27% was dessert products and 12% represents frozen dough and dry mixes. Approximately 41% of its net sales was in the foodservice channel, 43% was to in-store bakeries, and 16% was retail.

Dressings, Syrups, Jellies & Sauces

Our Dressings, Syrups, Jellies & Sauces segment currently operates four plants and produces a variety of store brand shelf-stable dressings, syrups, peanut butter, jellies, salsas and sauces, and non-alcoholic drink mixes under the *Major Peters'®* and *JERO®* brands. The segment's products are largely produced to order and shipped directly to customers using independent truck lines. However, we maintain warehouses at our plants to hold several weeks' supply of key products. The products are sold through an internal sales staff and a broker network. In fiscal 2007, approximately 19% of the segment's net sales was preserves and jellies, 19% was peanut butter, 17% was table syrup, and 15% was spoonable or pourable salad dressings, with the remainder consisting of various salsas, sauces, other syrups, and drink mixes. Approximately 87% of its net sales was to retail customers.

Due to the varied nature of branded counterparts and customer preferences, this segment produces far more variations of each type of product compared to our other segments. At any one time, we maintain over 5,000 active SKUs in this segment.

Form 10-K

Snack Nuts & Candy

Our Snack Nuts & Candy segment operates two plants that produce a variety of jarred, canned and bagged snack nuts and one plant that produces chocolate candy. In October 2007, we announced the anticipated closure of our snack nut plant in Billerica, MA and the transfer of production to our remaining snack nut plant in Dothan, AL. Our snack nut and candy products are largely produced to order and shipped directly to customers; however, we maintain two warehouses where finished snack nut products are stored during peak times of demand. Snack nuts and candy are shipped to customers through independent truck lines. We sell our products through an internal sales staff and a broker network. The segment produces store brand products as well as value branded products under the *Nutcracker®* and *Flavor House®* brands. Profits from the sale of snack nuts are impacted significantly by the cost of raw materials (peanuts and tree nuts). Our chocolate candy products are positioned as premium chocolate products and not as an emulation of a branded product. Consequently, our chocolate candy products are sold to customers who maintain premium store brand product lines. We also produce chocolate candy for customers who use the candy as ingredients for ice cream and other products. In fiscal 2007, approximately 84% of the segment's net sales was nuts and approximately 13% was candy, with the remainder representing various trail and snack mixes.

Ownership of Vail Resorts, Inc.

We own shares of Vail Resorts, Inc. (Vail) common stock (approximately 19 percent of the shares outstanding as of September 30, 2007). Additionally, two of our Directors, Messrs. Stiritz and Micheletto, are on the Vail Board of Directors. Currently, we utilize the equity method of accounting to reflect our share of Vail's earnings (or losses) on a non-cash basis. On October 31, 2005, we entered into a prepaid variable forward sale contract relating to 1.78 million shares of our Vail common stock. We entered into a second prepaid variable forward sale contract on March 22, 2006 relating to 1.97 million of our Vail common stock, and a third contract on November 6, 2006 relating to 1.2 million shares. Under the three contracts, at the maturity dates (which range from November 2008 to November 2013) we can deliver a variable number of shares in Vail to Bank of America. The number of shares ultimately delivered will depend on the price of Vail shares at settlement. We obtained approximately $50.5 million, $60 million and $29.5 million, respectively, under the prepayment feature of the contracts. The contracts do not currently impact our equity accounting method due in part to the fact that we continue to have voting rights related to the shares of Vail subject to the forward contract.

Vail's results of operations are highly seasonal and are dependent in part on weather conditions and consumers' discretionary spending trends. In light of the significance of our ownership in Vail in comparison to our earnings and assets, changes in Vail's common stock price or earnings can impact our stock price.

Trademarks

We own (or use under a license) a number of trademarks that are important to our businesses, including, *Krusteaz®*, *Lofthouse®*, *Major Peters'®*, *Medallion®*, *Ry Krisp®*, *Rippin' Good®*, *Flavor House®* and *Nutcracker®*.

Competition

Our businesses face intense competition from large branded manufacturers and highly competitive store brand and foodservice manufacturers in each of their product lines. Further, in some instances large branded companies presently manufacture, or in the past have manufactured, store brand products. Top branded ready-to-eat and hot cereal competitors include Kellogg, General Mills, Kraft Foods' Post division, Quaker Oats (owned by PepsiCo), and Malt-O-Meal. Large branded competitors of the Cracker and Cookie Business include Nabisco (owned by Kraft) and Keebler (owned by Kellogg), which possess large portions of the branded cracker and cookie categories. Branded competitors in the snack mix and corn-based snack categories include General Mills and Frito Lay. The Snack Nuts & Candy segment faces significant competition from one significant branded snack nut producer, Planters (owned by Kraft). Top branded competitors of the Dressings, Syrups, Jellies & Sauces segment include Kraft Foods, Bestfoods (owned by Unilever), Smucker's and Heinz. In addition, privately owned store brand manufacturers provide significant competition in all of the Company's segments. The Frozen Bakery Products segment faces intense competition from numerous producers of griddle, bread and cookie products, including Kellogg.

The industries in which we compete are highly sensitive to both pricing and promotion. Competition is based upon product quality, price, effective promotional activities, and the ability to identify and satisfy emerging consumer preferences. These industries are expected to remain highly competitive in the foreseeable future. Our customers do not typically commit to buy predetermined amounts of products. Moreover, many food retailers utilize bidding procedures to select vendors. Consequently, during the course of a year, up to 50% of any segment's business can be subject to a bidding process conducted by our customers.

Future growth opportunities are expected to depend on our ability to implement strategies for competing effectively in all of our businesses, including strategies relating to emulating branded products, enhancing the performance of our employees, maintaining effective cost control programs, developing and implementing methods for more efficient manufacturing and distribution operations, and developing successful new products, while at the same time maintaining high product quality, aggressive pricing and promotion of our products.

Customers

In fiscal 2007, Wal-Mart Stores, Inc. accounted for approximately 15% of our aggregate net sales. Each of our reporting segments sells products to Wal-Mart. Additionally, we sell our products to retail chains, mass merchandisers, grocery wholesalers, warehouse club stores, drug stores, restaurant chains and foodservice distributors across the country and in Canada.

Seasonality

Due to our equity interest in Vail, which typically yields more than the entire year's equity income during our second and third fiscal quarters, our net earnings are seasonal. In addition, certain aspects of our operations, especially in the Snack Nuts & Candy segment, hot cereal portion of the Cereal, Crackers & Cookies segment, and in-store bakery portion of the Frozen Bakery Products segment, are seasonal, with a higher percentage of sales and operating profits expected to be recorded in the first and fourth fiscal quarters. See Note 20 in Item 8 for historical quarterly data.

Employees

As of September 30, 2007, we had approximately 7,800 employees, of whom approximately 7,400 were located in the United States and 400 were located in Canada. We have entered into numerous collective bargaining agreements that we believe contain terms that are typical for the industries in which we operate. As these agreements expire, we believe that the agreements can be renegotiated on terms satisfactory to the Company. We believe our relations with our employees, including union employees, are good.

Raw Materials, Freight, and Energy

Our raw materials consist of ingredients and packaging materials. Our principal ingredients are grain and grain products, flour, corn syrup, sugar, soybean oil, eggs, tomatoes and other fruits, various nuts such as peanuts and cashews, and liquid chocolate. Our principal packaging materials are linerboard cartons, corrugated boxes, plastic bottles, plastic containers and composite cans. We purchase raw materials from local, regional, national and international suppliers. The cost of raw materials used in our products may fluctuate widely due to weather conditions, labor disputes, government regulations, industry consolidation, economic climate, energy shortages, transportation delays, or other unforeseen circumstances. Presently, we do not believe any raw materials we use are in short supply. However, the supply of raw materials can be negatively impacted by the same factors that can impact their cost. From time to time, we will enter into supply contracts for periods up to three years to secure favorable pricing for ingredients and up to five years for packaging materials. Most of our sales are FOB destination, where we pay freight costs to deliver our products to the customer via common carriers or our own trucks. Freight costs are affected by both fuel prices and the availability of common carriers in the area. We also purchase natural gas, electricity, and steam for use in our processing facilities. Where possible, and when advantageous to the Company, we enter into purchase or other hedging contracts of up to 18 months to reduce the price volatility of these items and the cost impact upon our operations. In fiscal 2007, ingredients, packaging, freight, and energy represented approximately 45%, 19%, 8%, and 3%, respectively, of our total cost of goods sold.

Governmental Regulation and Environmental Matters

We are subject to regulation by federal, state and local governmental entities and agencies. As a producer of goods for human consumption, our operations must comply with stringent production and labeling standards. From time to time, changes in regulations can lead to costly label format modifications and product formulation changes. In the event such changes cause use of different ingredients, the cost of goods sold may increase. In many instances we may not be able to obtain increased pricing to offset the increased cost.

Form 10-K

Our operations, like those of similar businesses, are subject to various federal, state and local laws and regulations with respect to environmental matters, including air quality, waste water pretreatment, storm water, waste handling and disposal, and other regulations intended to protect public health and the environment. While it is difficult to quantify with certainty the potential financial impact of actions regarding expenditures for environmental matters and future capital expenditures for environmental control equipment, in the opinion of management, based upon the information currently available, the ultimate liability arising from such environmental matters, taking into account established accruals for estimated liabilities, should not have a material effect on our consolidated results of operations, financial position, capital expenditures or other cash flows. In fiscal 2008, we will complete improvements to certain waste water pretreatment facilities within our Cereal, Crackers & Cookies segment. In total, we expect to spend an estimated $1.5 million on these improvements.

Contract Manufacturing

From time to time, our segments may produce products on behalf of other companies. Typically, such products are new branded products for which branded companies lack capacity or products of branded companies that do not have their own manufacturing operations. In both cases, the branded companies retain ownership of the formulas and trademarks related to products we produce for them.

Contract manufacturing for branded manufacturing companies tend to be inconsistent in volume. Often, initial orders can be significant and favorably impact a fiscal period (with respect to sales and profits) but later volume will level off or the branded company will ultimately produce the product internally and cease purchasing product from us. Net sales under these "co-manufacturing" agreements were approximately 3.0% to 5.5% of our annual net sales for the past three years and were approximately $85 million in fiscal 2007.

With the acquisition of Bloomfield Bakers on March 16, 2007, we gained several branded customers who sell their products to various retailers but have no manufacturing operations of their own. During the six and a half months since acquisition, sales made under this type of arrangement were approximately $81 million or 4% of our total annual net sales.

ITEM 1A. RISK FACTORS

In addition to the factors discussed elsewhere in this Report, the following risks and uncertainties could have a material adverse effect on the Company's business, financial condition and results of operations. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also impair the Company's business operations and financial condition.

Continued increases in the cost of commodities could negatively impact profits.

The primary commodities used by our businesses include sugar, oats, wheat, soybean oil, corn sweeteners, almonds and other tree nuts, glass containers, caps and plastic packaging. We may experience shortages in these items as a result of commodity market fluctuations, availability, increased demand, weather conditions, and natural disasters as well as other factors outside of our control. Due to shortages, prices for these items are volatile. Changes in the prices of our products may lag behind changes in the costs of our commodities. Competitive pressures also may limit our ability to raise prices in response to increased raw and packaging material costs. Accordingly, if we are unable to increase our prices to offset these costs, these costs may have a material adverse effect on our operating profits and margins.

Higher energy costs could negatively impact profits.

Higher prices for natural gas, electricity and fuel increase our production and delivery costs. Many of our large manufacturing operations use large quantities of natural gas and electricity. Our inability to respond to these cost increases may negatively affect our operating results. In addition, the Company has experienced increases in the cost of transporting finished goods to customers. Due to the increased cost of fuel and limited supply of freight carriers, the Company's costs have risen. In the event that this situation continues to worsen, the Company may experience service problems and reduced customer sales.

The Company may not be able to effectively manage the growth from acquisitions or continue to make acquisitions at the rate at which we have been acquiring in the past.

The Company has experienced significant sales and operating profits through the acquisition of other companies. However, acquisition opportunities may not always present themselves. In such cases, the Company's sales and operating profit may not continue to grow from period to period at the same rate as it has in the past.

The success of our acquisitions will depend on many factors, such as our ability to identify potential acquisition candidates, negotiate satisfactory purchase terms and our ability to successfully integrate and manage the growth from acquisitions. Integrating the operations, financial reporting, disparate technologies and personnel of newly acquired companies, including the recently announced acquisition of the Post business from Kraft Foods Inc. ("Kraft"), involve risks. We cannot guarantee that we will be successful or cost-effective in integrating any new businesses into our existing businesses. In fact, the process of integrating newly acquired businesses may cause interruption or slow down the operations of our existing businesses. As a result, we may not be able to realize expected synergies or other anticipated benefits of acquisitions.

The integration of the Company's and Post's businesses may not be successful or anticipated benefits from the merger may not be realized.

The recently announced acquisition of the Post business is the largest and most significant acquisition the Company has undertaken. Our management will be required to devote a significant amount of time and attention to the process of integrating the operations of the Company's business and Post's business. Due to, among other things, the size and complexity of the Post business and the activities required to separate Post's operations from Kraft's, we may be unable to integrate the Post business into our operations in an efficient, timely and effective manner, which could have a material adverse effect on the combined company's business, financial condition and results of operations.

All of the risks associated with the integration process could be exacerbated by the fact that we may not have a sufficient number of employees with needed expertise to integrate the Company's and Post's businesses or to operate the combined company's business. Furthermore, Post offers services that we have limited experience in providing, the most significant of which are advertising and marketing services. If we do not hire or retain employees with the requisite skills and knowledge to run the combined business, it may have a material adverse effect on the Company's business. If management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, it could have a material adverse effect on our business, financial condition and results of operations.

Even if we are able to successfully combine the two business operations, it may not be possible to realize the full benefits of the increased sales volume and other benefits that are currently expected to result from the merger, or realize these benefits within the time frame that is currently expected. The benefits of the merger may be offset by operating losses relating to changes in commodity or energy prices, or in increased competition, or by risks and uncertainties relating to the combined company's private label and branded cereal products, or an increase in operating or other costs or other difficulties.

Significant private label competitive activity can lead to price declines.

Some customer buying decisions are based on a periodic bidding process in which the successful bidder is assured the selling of its selected product to the food retailer, super center or mass merchandiser until the next bidding process. Our sales volume may decrease significantly if our offer is too high and we lose the ability to sell products through these channels, even temporarily. Alternatively, we risk reducing our margins if our offer is successful but below our desired price points. Either of these outcomes may adversely affect our results of operations.

Our inability to successfully manage the price gap between our private-label products and those of our branded competitors may adversely affect our results of operation.

Competitors' branded products have an advantage over our private label products primarily due to advertising and name recognition. When branded competitors focus on price and promotion, the environment for private label products becomes more challenging because the price gaps between private label and branded products can become less meaningful.

At the retail level, private label products sell at a discount to those of branded competitors. If branded competitors continue to reduce the price of their products, the price of branded products offered to consumers may approximate or be lower than the prices of our private label products. Further, promotional activities by branded competitors such as temporary price rollbacks, buy-one-get-one-free offerings and coupons have the effect of price decreases. Price decreases taken by competitors could result in a decline in the Company's sales volumes.

Loss of one of the Company's significant customers may adversely affect our results of operations.

A limited number of customer accounts represent a large percentage of our consolidated net sales. The success of our business depends, in part, on our ability to maintain our level of sales and product distribution through high volume food retailers, super centers and mass merchandisers. The competition to supply products to these high volume stores is intense. These high volume stores and mass merchandisers frequently re-evaluate the products they carry; if a major customer elected to stop carrying one of our products, our sales may be adversely affected.

Unsuccessful implementation of business strategies to reduce costs may adversely affect our results of operations.

Many of our costs, such as raw materials, energy and freight are outside our control. Therefore, we must seek to reduce costs in other areas, such as operating efficiency. If we are not able to complete projects which are designed to reduce costs and increase operating efficiency on time or within budget, our operating profits may be adversely impacted. In addition, if the cost saving initiatives we have implemented or any future cost savings initiatives do not generate the expected cost savings and synergies, our results of operations may be adversely affected.

Our ability to raise prices for our products may be adversely affected by a number of factors, including but not limited to industry supply, market demand, and promotional activity by competitors. If we are unable to increase prices for our products as may be necessary to cover cost increases, our results of operations could be adversely affected. In addition, price increases typically generate lower volumes as customers then purchase fewer units. If these losses are greater than expected or if we lose distribution as a result of a price increase, our results of operations could be adversely affected.

We may be unable to anticipate changes in consumer preferences and trends, which could result in decreased demand for our products.

Our success depends in part on our ability to anticipate the tastes and eating habits of consumers and to offer products that appeal to their preferences. Consumer preferences change from time to time and can be affected by a number of different and unexpected trends. Our failure to anticipate, identify or react quickly to these changes and trends, and to introduce new and improved products on a timely basis, could result in reduced demand for our products, which would in turn cause our revenues and profitability to suffer. Similarly, demand for our products could be affected by consumer concerns regarding the health effects of nutrients or ingredients such as trans fats, sugar, processed wheat or other product attributes.

Changes in weather conditions, natural disasters and other events beyond our control can adversely affect our results of operations.

Changes in weather conditions and natural disasters such as floods, droughts, frosts, earthquakes, hurricanes or pestilence, may affect the cost and supply of commodities and raw materials, including tree nuts, corn syrup, sugar and wheat. Additionally, these events can result in reduced supplies of raw materials and longer recoveries of usable raw materials. Competing manufacturers can be affected differently by weather conditions and natural disasters depending on the location of their suppliers and operations. Damage or disruption to our manufacturing or distribution capabilities due to weather, natural disaster, fire, terrorism, pandemic, strikes or other reasons could impair our ability to manufacture or sell our products. Failure to take adequate steps to reduce the likelihood or mitigate the potential impact of such events, or to effectively manage such events if they occur, particularly when a product is sourced from a single location, could adversely affect our business and results of operations, as well as require additional resources to restore our supply chain.

The Company competes in mature categories with strong competition.

The Company's businesses compete in mature segments with competitors that have a large percentage of segment sales. Our private label products face strong competition from branded competitors for shelf space and sales. Competitive pressures could cause us to lose market share, which may require us to lower prices, increase marketing expenditures or increase the use of discounting or promotional programs, each of which would adversely affect our margins and could result in a decrease in our operating results and profitability.

Some of the Company's competitors have substantial financial, marketing and other resources, and competition with them in the Company's various markets and product lines could cause the Company to reduce prices, increase marketing, or lose category share, any of which would have a material adverse effect on the business and financial results of the Company. This high level of competition by branded competitors could result in a decrease in the Company's sales volumes.

The termination or expiration of current co-manufacturing arrangements could reduce our sales volume and adversely affect our results of operations.

Our businesses periodically enter into co-manufacturing arrangements with manufacturers of branded products. Terms of these agreements vary but are generally for relatively short periods of time (less than two years). Volumes produced under each of these agreements can fluctuate significantly based upon the product's life cycle, product promotions, alternative production capacity and other factors, none of which are under our direct control. Our future ability to enter into co-manufacturing arrangements is not guaranteed, and a decrease in current co-manufacturing levels could have a significant negative impact on sales volume.

We have a substantial amount of indebtedness which could limit financing and other options.

As of September 30, 2007, we had total debt of approximately $763.6 million. Our level of indebtedness may limit our ability to obtain additional financing for working capital, capital expenditures or general corporate purposes. In addition, our indebtedness may limit our flexibility to adjust to changing business and market conditions and may make us more vulnerable to a downward turn in general economic conditions.

The agreements governing our credit facilities impose restrictions on our business.

There are various financial covenants and other restrictions in our debt instruments. Our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions. An event of default under our debt agreements would permit some of our lenders to declare all amounts borrowed from them to be due and payable, together with accrued and unpaid interest. A default under our debt instruments may also impair our ability to obtain additional or alternative financing. Our ability to make scheduled payments on or to refinance our debt or other obligations will depend on our operating and financial performance, which in turn is subject to prevailing economic conditions and to financial, business and other factors beyond our control.

Changing currency exchange rates may adversely affect earnings and financial position.

On November 15, 2005, the Company completed the purchase of Western Waffles, Ltd., a Canadian manufacturer of private label frozen griddle products. A significant portion of Western Waffles sales are to customers in the United States and are denominated in U.S. currency, so a devaluation of the U.S. dollar relative to the Canadian dollar could result in lower earnings. In addition, the Company's consolidated financial statements are presented in U.S. dollars; the Company must translate its Canadian assets, liabilities, revenue and expenses into U.S. dollars at applicable exchange rates. Consequently, fluctuations in the value of the Canadian dollar may negatively affect the value of these items in the Company's consolidated financial statements. To the extent the Company fails to manage its foreign currency exposure adequately, we may suffer losses in value of our net foreign currency investment and the Company's consolidated results of operations and financial position may be negatively affected.

If our assessments and assumptions about commodity prices, as well as ingredient and other prices, prove to be incorrect in connection with our hedging or forward-buy efforts or planning cycles, our costs may be greater than anticipated and our financial results could be adversely affected.

We generally use commodity futures and options to reduce the price volatility associated with anticipated commodity purchases of oats, sugar, tree nuts, and wheat used in the production of certain of our products. Additionally, we have a hedging program for heating oil relating to diesel fuel prices, natural gas, and corrugated paper products. The extent of our hedges at any given time depends upon our assessment of the markets for these commodities, including our assumptions for future prices. For example, if we believe that market prices for the commodities we use are unusually high, we may choose to hedge less, or possibly not hedge any, of our future requirements. If we fail to hedge and prices subsequently increase, or if we institute a hedge and prices subsequently decrease, our costs may be greater than anticipated or greater than our competitors' costs and our financial results could be adversely affected.

Consolidation among the retail grocery and foodservice industries may hurt profit margins.

Over the past several years, the retail grocery and foodservice industries have undergone significant consolidations and mass merchandisers are gaining market share. As this trend continues and such customers grow larger, they may seek lower pricing or increased promotional pricing from suppliers since they represent more volume. As a result, our profit margins as a grocery and foodservice supplier may be negatively impacted. In the event of consolidation if the surviving entity is not a customer, we may lose key business once held with the acquired retailer.

Ownership of Vail Resorts creates a risk to the Company's earnings.

The Company owns approximately 19% of the outstanding common stock of Vail Resorts, Inc ("Vail"). Because we account for this investment using the equity method of accounting, our non-cash earnings may be adversely affected by unfavorable results from Vail. Vail typically yields more than the entire year's equity income during our second and third fiscal quarters; as a result our net earnings are seasonal. In addition, Vail's results of operations are also dependant in part on weather conditions and consumer discretionary spending trends. In light of our significant ownership in Vail, changes in its common stock price or earnings can impact our stock price.

Labor strikes or work stoppages by our employees could harm our business.

Currently, a significant number of our full-time distribution, production and maintenance employees are covered by collective bargaining agreements. A dispute with a union or employees represented by a union could result in production interruptions caused by work stoppages. If a strike or work stoppage were to occur, our results of operations could be adversely affected.

Impairment in the carrying value of goodwill or other intangibles could negatively impact the Company's net worth.

The carrying value of goodwill represents the fair value of acquired businesses in excess of identifiable assets and liabilities as of the acquisition date. The carrying value of other intangibles represents the fair value of trademarks, trade names, and other acquired intangibles. Goodwill and other acquired intangibles expected to contribute indefinitely to cash flows of the Company are not amortized, but must be evaluated by management at least annually for impairment. Impairments to goodwill may be caused by factors outside our control, such as the inability to quickly replace lost co-manufacturing business, increasing competitive pricing pressures, or the bankruptcy of a significant customer and could negatively impact the Company's net worth.

Product liability or recalls could result in significant and unexpected costs to the Company.

The Company may need to recall some or all of its products if they become adulterated or misbranded. This could result in destruction of product inventory, negative publicity, temporary plant closings, and substantial costs of compliance or remediation. Any of these events, including a significant product liability judgment against us could result in a loss of confidence in our food products. This could have an adverse affect on our financial condition, results of operations or cash flows.

New laws or regulations could adversely affect our business.

Food production and marketing are highly regulated by a variety of federal, state, local and foreign agencies. Changes in laws or regulations that impose additional regulatory requirements on us could increase our costs of doing business or restrict our actions, causing our results of operations to be adversely affected. In addition, as we advertise our products, we could be the target of claims relating to false or deceptive advertising under federal, state and foreign laws and regulations.

The bankruptcy or insolvency of a significant customer could negatively impact profits.

Over the past five years we have had several customers file bankruptcy. As a result, the accounts receivable related to sales to these customers were not recovered. If the Company's bad debt reserve is inadequate to cover the amounts owed by bankrupt customers, the Company may have to write off the amount of the receivable to the extent the receivable is greater than our bad debt reserve. In the event a bankrupt customer is not able to emerge from bankruptcy or the Company is not able to replace sales lost from such customer, our profits could be negatively impacted.

The Company may experience losses or be subject to increased funding and expenses to its qualified pension plan, which could negatively impact profits.

The Company maintains a qualified defined benefit plan. Although the Company has frozen benefits under the plan for all administrative employees and many production employees, the Company remains obligated to ensure that the plan is funded in accordance with applicable regulations. As of September 30, 2007, the qualified plan is fully funded pursuant to FAS 87 guidelines. In the event the stock market deteriorates, the funds in which the Company has invested do not perform according to expectations, or the valuation of the projected benefit obligation increases due to changes in interest rates or other factors, the Company may be required to make significant cash contributions to the pension plan and recognize increased expense within its financial statements.

Form 10-K

ITEM 2. PROPERTIES

Our principal properties are our manufacturing locations. Shown below are our principal owned and leased properties. We also lease our principal executive offices and research and development facilities in St. Louis, Missouri. Management believes its facilities are suitable and adequate for the purposes for which they are used and are adequately maintained. We believe each segment's combination of facilities provides adequate capacity for current and anticipated future customer demand.

Plant Locations	Size (Sq. Ft.)	Owned/ Leased	Production Lines	Products
Cereals, Crackers & Cookies				
Azusa, CA	211,000	Leased	13	Cereal bars, ready-to-eat cereal, crackers and cookies
Battle Creek, MI	477,000	Owned	7	Ready-to-eat cereal
Cedar Rapids, IA	150,000	Owned	5	Hot cereal
Lancaster, OH	479,000	Owned	11	Ready-to-eat cereal
Los Alamitos, CA	96,000	Leased	5	Cereal bars
Sparks, NV	243,000	Owned	7	Ready-to-eat cereal
Newport, AR	252,000	Owned	9	Corn-based snacks
Princeton, KY	700,000	Owned	6	Crackers, cookies and ready-to-eat cereal
Poteau, OK	250,000	Owned	5	Crackers and cookies
Minneapolis, MN	40,000	Owned	3	Crackers
Tonawanda, NY	95,000	Owned	3	Cookies
Ripon, WI (two plants)	350,000	Owned	11	Cookies
South Beloit, IL	83,500	Owned	3	Cookies
Snack Nuts & Candy				
Billerica, MA	80,000	Owned	8	Snack nuts
Dothan, AL	135,000	Leased	13	Snack nuts
Womelsdorf, PA	100,000	Owned	5	Chocolate candy
Dressings, Syrups, Jellies & Sauces				
Buckner, KY	269,250	Owned	6	Syrups, jellies, salsas and sauces
Dunkirk, NY	306,000	Owned	6	Dressings, syrups and sauces
Fredonia, NY	367,000	Owned	10	Dressings, syrups, jellies, sauces, salsas, peanut butter and drink mixes
Streator, IL	165,000	Owned	1	Peanut butter
Frozen Bakery Products				
Chicago, IL	72,000	Owned	1	Muffins and pound cakes
Fridley, MN	147,000	Owned	5	Breads, rolls and frozen cookie dough
Grand Rapids, MI	75,000	Leased	4	Breads and rolls
Kent, WA	82,000	Owned	8	Pancakes, waffles, French toast and custom griddle items
Lodi, CA	345,000	Leased	13	Breads, frozen dough, cakes and cookies
Louisville, KY	205,000	Owned	5	Biscuits and pancakes
Louisville, KY	130,000	Leased	3	Dry mixes and pancakes
Ogden, UT	325,000	Leased	9	Cookies
Brantford, ON, Canada	140,000	Owned	4	Pancakes and waffles
Delta, BC, Canada	65,000	Leased	4	Pancakes and waffles

ITEM 3. LEGAL PROCEEDINGS

We are a party to a number of legal proceedings in various state and federal jurisdictions. These proceedings are in varying stages and many may proceed for protracted periods of time. Some proceedings involve complex questions of fact and law. Additionally, our operations, like those of similar businesses, are subject to various federal, state, and local laws and regulations intended to protect public health and the environment, including air and water quality and waste handling and disposal.

Pending legal liability, if any, from these proceedings cannot be determined with certainty; however, in the opinion of management, based upon the information presently known, the ultimate liability of the Company, if any, arising from the pending legal proceedings, as well as from asserted legal claims and known potential legal claims which are likely to be asserted, taking into account established accruals for estimated liabilities (if any), are not expected to be material to our consolidated financial position, results of operations or cash flows. In addition, while it is difficult to quantify with certainty the potential financial impact of actions regarding expenditures for compliance with regulatory matters, in the opinion of management, based upon the information currently available, the ultimate liability arising from such compliance matters should not be material to the Company's consolidated financial position, results of operations or cash flows.

Additionally, we retained certain potential liabilities associated with divested businesses (former branded cereal business and ski resort business). Presently, management believes that, taking into account applicable liability caps, sharing arrangements with acquiring entities and the known facts and circumstances regarding the retained liabilities, potential liabilities of the divested businesses should not be material to the Company's consolidated financial position, results of operations or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to the security holders during the fourth quarter of fiscal year 2007.

ITEM 4A. EXECUTIVE OFFICERS OF THE REGISTRANT

Kevin J. Hunt	56	Co-Chief Executive Officer and President of the Company since September 2003; Chief Executive Officer of Bremner Food Group, Inc. and Nutcracker Brands, Inc. since November 2003. He served as Corporate Vice President of the Company from October 1995 to September 2003; President of Bremner from October 1995 to November 2003; and President of Nutcracker Brands from January 2003 to November 2003.
David P. Skarie	61	Co-Chief Executive Officer and President of the Company since September 2003; Chief Executive Officer, The Carriage House Companies, Inc. since September 2003 and Chief Executive Officer and President Ralston Foods since September 2003. He served as Corporate Vice President of the Company from March 1994 to September 2003; President of Nutcracker Brands, Inc. from April 2002 to January 2003; President of Ralston Foods from June 2000 to September 2003; and President of The Carriage House Companies, Inc. from October 2002 to November 2006.
Thomas G. Granneman	58	Corporate Vice President and Controller since January 1999.
Charles G. Huber, Jr.	43	Corporate Vice President, General Counsel and Secretary of the Company since October 2003. He served as Vice President and Assistant General Counsel from September 2001 to October 2003.
Richard R. Koulouris	51	Corporate Vice President, and President, The Carriage House Companies, Inc. since December 1, 2006. He served as Corporate Vice President, and President of Bremner, Inc. and Nutcracker Brands, Inc. from November 2003 to November 2006. He also served as Vice President of Operations, Bremner from September 1995 to November 2003.
Scott Monette	46	Corporate Vice President and Treasurer since September 2001. He joined Ralcorp in January 2001 as Vice President and Treasurer.

Form 10-K

Richard G. Scalise 53	Corporate Vice President, and President of Frozen Bakery Products since July 2005. Prior to joining Ralcorp, Mr. Scalise was President/Chief Operating Officer of ConAgra's Refrigerated Food Group from 2003 to 2005 and President/Chief Operating Officer of ConAgra's Dairy Foods Group from 2000 to 2003.
Ronald D. Wilkinson 57	Corporate Vice President, and President Bremner Food Group, Inc. and Nutcracker Brands, Inc. since December 1, 2006. He also served as Director of Product Supply of Ralston Foods from October 1996 to November 2006 and of The Carriage House Companies, Inc. from January 2003 to November 2006. He has held the Corporate Vice President position since October 1996.

(Ages are as of December 31, 2007.)

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock Market Prices and Dividends

The Company's common stock is traded on the New York Stock Exchange under the symbol "RAH". There were 9,100 shareholders of record on November 28, 2007. The Company paid a special dividend of $1.00 per share on October 22, 2004, but has no plans to pay cash dividends in the foreseeable future. The range of high and low sale prices of Ralcorp common stock as reported by the NYSE is set forth in the table below.

	Year Ended September 30,			
	2007		2006	
	High	Low	High	Low
First Quarter	$ 52.85	$ 47.38	$ 45.10	$ 38.42
Second Quarter	64.64	50.61	40.35	34.30
Third Quarter	69.59	51.86	43.00	35.22
Fourth Quarter	62.80	50.53	54.16	39.80

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs*
July 1 - July 31, 2007	0	$ 0	0	See total
August 1 - August 31, 2007	60,000	58.33	60,000	See total
September 1 - September 30, 2007	140,000	56.33	140,000	See total
Total	200,000	$ 56.93	200,000	617,500

*On May 25, 2006, the Board of Directors authorized the repurchase of up to 2,000,000 shares of common stock at prevailing market prices. The authorization has no expiration date. From time to time, the Company may repurchase its common stock through plans established under Rule 10b5-1. Typically, these plans direct a broker to purchase a variable amount of shares each day (usually between 0 and 50,000) depending on the previous day's closing share price.

Performance Graph

The following performance graph compares the changes, for the period indicated, in the cumulative total value of $100 hypothetically invested in each of (1) Ralcorp Common Stock, (b) the Russell 2000 Index, and (c) the Russell 2000 Consumer Staples Index.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Ralcorp
Russell 2000 Index
Russell 2000 Consumer Staples Index
$300
$250
$200
$150
$100
$50
$0
9/30/2002
9/30/2003
9/30/2004
9/30/2005
9/30/2006
9/30/2007

Performance Graph Data

	Ralcorp ($)	Russell 2000 Index ($)	Russell 2000 Consumer Staples Index ($)
9/30/2002	100.00	100.00	100.00
9/30/2003	130.23	136.51	109.38
9/30/2004	169.72	162.19	121.87
9/30/2005	201.79	191.50	149.09
9/30/2006	232.16	210.62	166.49
9/30/2007	268.70	236.65	210.59

Form 10-K

ITEM 6. SELECTED FINANCIAL DATA

FIVE YEAR FINANCIAL SUMMARY
(In millions except per share data)

	Year Ended September 30,				
	2007	2006	2005	2004	2003
Statement of Earnings Data					
Net sales (a)	$2,233.4	$1,850.2	$1,675.1	$1,558.4	$1,303.6
Cost of products sold	(1,819.2)	(1,497.2)	(1,339.1)	(1,237.2)	(1,045.6)
Gross profit	414.2	353.0	336.0	321.2	258.0
Selling, general and administrative expenses	(252.8)	(226.4)	(215.1)	(204.7)	(171.3)
Interest expense, net	(42.3)	(28.1)	(16.5)	(13.1)	(3.3)
Goodwill impairment loss (b)	-	-	-	-	(59.0)
Loss on forward sale contracts (c)	(87.7)	(9.8)	-	-	-
Gain on sale of securities (d)	-	2.6	-	-	-
Restructuring charges (e)	(.9)	(.1)	(2.7)	(2.4)	(14.3)
Litigation settlement income (f)	-	-	1.8	.9	14.6
Earnings before income taxes and equity earnings	30.5	91.2	103.5	101.9	24.7
Income taxes	(7.5)	(29.9)	(36.6)	(37.2)	(16.9)
Equity in earnings (loss) of Vail Resorts, Inc., net of related deferred income taxes (g)	8.9	7.0	4.5	.4	(.4)
Net earnings	$ 31.9	$ 68.3	$ 71.4	$ 65.1	$ 7.4
Earnings per share:					
Basic	$ 1.20	$ 2.46	$ 2.41	$ 2.22	$ 0.25
Diluted	$ 1.17	$ 2.41	$ 2.34	$ 2.17	$ 0.25
Weighted average shares outstanding:					
Basic	26.4	27.7	29.6	29.2	29.3
Diluted	27.1	28.2	30.4	29.9	29.7
Balance Sheet Data					
Cash and cash equivalents	$ 9.9	$ 19.1	$ 6.2	$ 23.7	$ 29.0
Working capital (excl. cash and cash equivalents)	165.3	170.3	92.4	107.3	84.2
Total assets	1,853.1	1,507.5	1,269.5	1,221.6	794.3
Long-term debt	763.6	552.6	422.0	425.7	155.9
Other long-term liabilities	382.6	281.5	157.8	152.4	95.0
Shareholders' equity	483.4	476.4	518.3	444.2	412.7
Other Data					
Cash provided (used) by:					
Operating activities	$ 214.2	$ 52.8	$ 161.0	$ 78.7	$ 101.0
Investing activities	(383.4)	(162.2)	(156.3)	(365.5)	(30.7)
Financing activities	160.0	122.3	(22.2)	281.5	(44.5)
Depreciation and amortization	82.4	66.8	55.8	47.5	38.7
Dividends declared per share	$ -	$ -	$ -	$ 1.00	$ -

(a) In 2007, Ralcorp acquired Cottage Bakery Inc., Bloomfield Bakers, and Pastries Plus of Utah, Inc. In 2006, Ralcorp acquired Western Waffles Ltd. and Parco Foods L.L.C. In 2005, Ralcorp acquired Medallion Foods, Inc. In 2004, Ralcorp acquired Value Added Bakery Holding Company (Bakery Chef) and Concept 2 Bakers. For more information about the 2007, 2006, and 2005 acquisitions, see Note 2 to the financial statements in Item 8.

(b) In 2003, a non-cash goodwill impairment loss related to the Carriage House reporting unit was recorded in accordance with FAS 142.

(c) For information about the loss on forward sale contracts, see Note 7 to the financial statements in Item 8.

(d) On March 21, 2006, the Company sold 100,000 of its shares of Vail Resorts for a total of $3.8. The shares had a carrying value of $1.2, so the transaction resulted in a $2.6 gain.

(e) For information about the 2007, 2006, and 2005 restructuring charges, see Note 3 to the financial statements in Item 8. In 2004, charges were due to the closing of the Kansas City, KS plant. In 2003, charges were due to the reduction of operations in Streator, IL, the sale of the ketchup and tomato paste businesses, and the relocation of in-store bakery production.

(f) The Company received payments in settlement of legal claims, primarily related to antitrust litigation, which are shown net of related expenses.

(g) In 2003, Ralcorp adjusted its equity earnings to reflect the cumulative effect of earnings restatements made by Vail Resorts, Inc.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and capital resources of Ralcorp Holdings, Inc. This discussion should be read in conjunction with the financial statements under Item 8, especially the segment information in Note 19, and the "Cautionary Statement on Forward-Looking Statements" on page 2. The terms "we," "our," "Company," and "Ralcorp" as used herein refer to Ralcorp Holdings, Inc. and its consolidated subsidiaries. The terms "base business" and "base businesses" as used herein refer to businesses that were owned by Ralcorp (and therefore included in our operating results) for the entire duration of each of the periods being compared (i.e., excluding businesses acquired since the beginning of the prior fiscal year). We have included financial measures for our base businesses (such as sales growth excluding acquisitions) because they provide useful and comparable trend information regarding the results of those businesses without the effects of incremental results from recent acquisitions.

RECENTLY ISSUED ACCOUNTING STANDARDS

See Note 1 for a discussion regarding the recently issued accounting standards, including Statement of Financial Accounting Standards (FAS) No. 123 (revised), FASB Interpretation No. 48, FAS 157, FAS 158, Staff Accounting Bulletin No. 108, and FAS 159.

RESULTS OF OPERATIONS

Consolidated

Fiscal 2007, like 2006, was a challenging year as we faced increasingly intense raw materials cost pressures in most of our reporting segments. We continue to benefit from our acquisition strategy while experiencing organic growth in many categories. While our net sales increased, our reported net earnings decreased as a result of the effects of a non-cash loss on our forward sale contracts. The following table summarizes key data (in millions of dollars, except for percentage data as indicated) for the past three years that we believe is important for you to note as you read the consolidated results analysis discussions below. In addition, please refer to Note 19 for data regarding net sales and profit contribution by segment.

	2007	2006	2005
Net earnings	31.9	68.3	71.4
Net sales	2,233.4	1,850.2	1,675.1
Cost of products sold as a percentage of net sales	81.5%	80.9%	79.9%
SG&A as a percentage of net sales	11.3%	12.2%	12.8%
Interest expense	42.3	28.1	16.5
Loss on forward sale contracts	87.7	9.8	-
Gain on sale of securities	-	2.6	-
Restructuring charges	.9	.1	2.7
Litigation settlement income	-	-	1.8
Effective income tax rate	24.6%	32.8%	35.4%
Equity in earnings of Vail Resorts, Inc.	13.6	10.8	6.9

Net Earnings Earnings have been positively impacted by business acquisitions, organic growth, and improved earnings from our investment in Vail Resorts, Inc., but negatively impacted by cost increases and the loss on our Vail forward sale contracts. More detailed discussion and analysis of these and other factors follows.

Net Sales Net sales grew $175.1 million (10%) from 2005 to 2006 and $383.2 million (21%) from 2006 to 2007. Most of the increases in net sales is attributable to the timing of business acquisitions. The following table shows the approximate amount of sales derived from recent acquisitions (in millions of dollars).

Business Acquired	Reporting Segment	Acquisition Date	2007	2006	2005
Pastries Plus	Frozen Bakery Products	August 14, 2007	$ 1	$ -	$ -
Bloomfield Bakers	Cereal, Crackers & Cookies	March 17, 2007	130	-	-
Cottage Bakery	Frozen Bakery Products	November 11, 2006	108	-	-
Parco Foods	Frozen Bakery Products	February 7, 2006	40	24	-
Western Waffles	Frozen Bakery Products	November 15, 2005	82	67	-
Medallion Foods	Cereal, Crackers & Cookies	June 22, 2005	55	51	13

Excluding sales from the fiscal 2005 and 2006 acquisitions, our net sales grew by 3% from 2005 to 2006, and excluding sales from the fiscal 2006 and 2007 acquisitions, our net sales grew by 6% from 2006 to 2007. This base business growth is attributable to both improved selling prices and overall volume gains. We further describe these and other factors affecting net sales in the segment discussions below.

Operating Expenses Cost of products sold as a percentage of net sales has been increasing as input costs rapidly increased, partially offset by the effects of related (but delayed) selling price increases. Key input costs include raw materials (ingredients and packaging), freight (outbound rates and fuel surcharges), and energy (primarily natural gas and electricity). The following table shows the estimated year-over-year gross impacts (in millions) of the higher per unit costs (or rates) of these cost components by reportable segment. After rising in fiscal 2006, our energy costs did not change significantly from 2006 to 2007.

	2007 vs 2006		2006 vs 2005		
	Raw Materials	Outbound Freight	Raw Materials	Outbound Freight	Energy
Cereals, Crackers & Cookies	$ 24.2	$ (2.5)	$ 5.6	$ 4.9	$ 6.0
Frozen Bakery Products	14.8	(.4)	5.3	1.8	.7
Dressings, Syrups, Jellies & Sauces	15.9	(1.8)	9.1	3.8	1.8
Snack Nuts & Candy	(7.5)	.2	5.0	.5	.4
	$ 47.4	$ (4.5)	$ 25.0	$ 11.0	$ 8.9

As a result of our sales growth, our continuing cost containment efforts, cost reduction efforts in response to the rising costs noted above, and synergies from integrating functions among our businesses, we have reduced our selling, general, and administrative (SG&A) percentage. SG&A was also impacted by expenses associated with the implementation of large-scale information systems projects and stock-based compensation expense. The systems project costs amounted to $.5 million in 2007, $3.4 million in 2006, and $7.0 million in 2005, but that decline was offset by increases in stock-based compensation expense, which was $8.2 million in 2007, $5.7 million in 2006, and $.7 million in 2005.

Again, refer to the segment discussions below for other factors affecting cost of products sold and SG&A expenses. In addition, refer to our policy regarding cost of products sold in Note 1 because our gross profit percentages may not be comparable to those of other companies who report cost of products sold on a different basis.

Interest Expense, Net Net interest expense has increased primarily as a result of changing debt levels and interest rates, but in fiscal 2007 and 2006, it also includes $8.3 and $3.7 million, respectively, of discount amortization related to our Vail forward sale contracts. Long-term debt rose from $425.7 million at the beginning of fiscal 2005 to $763.6 million at the end of fiscal 2007. The weighted average interest rate on all of the Company's outstanding debt was 5.1% in 2007, 4.8% in 2006, and 4.5% in 2005. For more information about our long-term debt, see Note 14. For more information about the Vail forward sale contracts, see "Loss on Forward Sale Contracts" and "LIQUIDITY AND CAPITAL RESOURCES" below, as well as Note 7. Refer to Note 11 for information about our agreement to sell our trade accounts receivable on an ongoing basis, including amounts of related discounts reported in SG&A.

Loss on Forward Sale Contracts Net earnings were affected by non-cash losses on forward sale contracts, executed November 22, 2005, April 19, 2006, and November 6, 2006, related to a total of 4,950,100 of our shares of Vail Resorts, Inc. The contracts include a collar on the Vail stock price and the prepayment of proceeds at a discount (whereby Ralcorp received a total of $140.0 million). Because Ralcorp accounts for its investment in Vail Resorts using the equity method, these contracts, which are intended to hedge the future sale of those shares, are not eligible for hedge accounting. Therefore, gains or losses on the contracts are immediately recognized in earnings. For more information on these contracts, see "LIQUIDITY AND CAPITAL RESOURCES" below, as well as Note 7.

Gain on Sale of Securities On March 21, 2006, we sold 100,000 of our shares of Vail Resorts for a total of $3.8 million. The shares had a carrying value of $1.2 million, so the transaction resulted in a $2.6 million gain.

Restructuring Charges In fiscal 2007, we closed our plant in Blue Island, IL, terminating 86 employees, and moved production to other facilities within the Frozen Bakery Products segment. In addition to employee termination benefits, charges for this project included costs to clean up the facility and a charge to write-off remaining inventories. Annual cost savings from this project (net of certain increased costs and lost sales) are estimated to be approximately $1 million.

In fiscal 2005, we closed our leased plant in City of Industry, CA, and transferred much of the production to other facilities within the Dressings, Syrups, Jellies & Sauces segment. This project, which included termination benefits and other charges totaling $1.2 million, resulted in estimated annual savings (net of certain increased costs and lost sales) of approximately $1.0 million beginning in fiscal 2006. Fiscal 2006 included a small amount of additional costs related to this project.

In 2004, the Company closed its plant in Kansas City, KS, and moved production to other facilities within the Dressings, Syrups, Jellies & Sauces segment. Related restructuring charges included termination benefits, a loss from the write-down of property value, and other charges totaling $1.0 million in 2005 and $.6 million in 2004. Annual cost savings from this project (net of certain increased costs and lost sales) are estimated to be $1.2 million.

In the second quarter of fiscal 2003, we announced our plans to close our in-store bakery (ISB) facility in Kent, WA, and began transferring production from that facility and two other ISB facilities to a new ISB plant located in Utah. This project was substantially completed in fiscal 2004 and resulted in estimated annual cost savings of $3.0 to $3.6 million. Restructuring charges for this project totaled $.5 million in fiscal 2005, $1.8 million in 2004, and $2.9 million in 2003, including operating lease termination costs, costs related to the removal and relocation of equipment, equipment write-offs, and employee termination benefits.

For more information regarding these restructuring charges, see Note 3.

Litigation Settlement Income We received payments in fiscal 2005 in settlement of certain claims related to antitrust litigation.

Income Taxes The 2007 effective tax rate was reduced by the effect of approximately $1.9 million related to favorable resolutions of uncertain tax positions and adjustments to the related reserve, as well as the effects of other tax adjustments. Both the 2007 and 2006 effective rate were reduced by the effect of the new "Domestic Production Activities Deduction", which provides a federal deduction of 3% of the book income from our production activities in the U.S. (i.e., excluding equity method earnings and other gains or losses related to our investment in Vail Resorts, Inc., and excluding our Canadian operations). The 2006 effective tax rate also included the effect of approximately $1.2 million related to favorable resolutions of uncertain tax positions and favorable Canadian tax benefits related to the Western Waffles entities. The 2005 effective rate included the effect of approximately $1.2 million related to favorable resolutions of uncertain tax positions. The effective rate has also been affected by changes in our business mix which affect state tax provisions. Note that all the tax adjustments discussed above had a greater effect on the rate in 2007 because pre-tax income was significantly reduced by the loss on forward sale contracts. See Note 5 for more information about income taxes.

Equity in Earnings of Vail Resorts, Inc. As noted previously, earnings from our investment in Vail Resorts (NYSE ticker: MTN) improved over the past three years. See Note 6 for more information about this equity investment.

Form 10-K

Cereals, Crackers & Cookies

Because the Cereals, Crackers & Cookies segment consists of two of our divisions, we will discuss the year-over-year comparisons separately for fiscal 2007 versus 2006 and fiscal 2006 versus 2005 to improve readability. Volume changes are summarized in the following table (note that co-manufacturing was approximately 4% and 7% of total 2007 sales volume for Ralston Foods and Bremner, respectively):

	Sales Volume Change from Prior Year	
	2007 (excluding Bloomfield)	2006 (excluding Medallion)
Ralston Foods		
Ready-to-eat (RTE) cereal	-1%	1%
Hot cereal	3%	0%
Snacks	5%	55%
Co-manufacturing	24%	28%
Other minor categories	-5%	-3%
Total	1%	2%
Bremner		
Crackers	-8%	-3%
Cookies	3%	-5%
Co-manufacturing	-9%	-20%
Total	-4%	-6%

Fiscal 2007 vs. Fiscal 2006

Net sales in the Cereals, Crackers & Cookies segment grew $157.4 million (20%) for fiscal 2007. Excluding the incremental sales from the Bloomfield acquisition (as shown on page 20), net sales in the segment grew 4%. This growth is primarily attributable to higher prices, raised in an effort to offset increasing input costs. At Ralston Foods, base business net sales were up 6% for the year. RTE sales were helped by several new product introductions, accounting for approximately $8.5 million for the year, but that effect was partially offset by declines in sales of other products. Co-manufacturing at Ralston Foods generated approximately $10.3 million of the increase in net sales. At Bremner, overall sales volume declines were partially offset by the effects of price increases and a favorable product mix. Most of Bremner's volume shortfalls can be attributed to increased promotional activity by branded competitors, partially offset by incremental sales due to new product lines. Bremner's new product offerings added approximately $6.1 million of net sales, and the product mix shift to higher-priced items had an impact of approximately $5 million.

Results from the acquired Bloomfield business added about $10.2 million to the Cereals, Crackers & Cookies segment's profit contribution since acquisition in March (net of intangible asset amortization of $4.1 million). In the base businesses of the segment, the combined negative effects of higher raw material costs (as shown on page 20), lower overall volumes, and production cost increases were only partially offset by the favorable effects of increased selling prices and lower freight rates. The most notable cost increases were in wheat and corn products, oats, rice, sugar, and soybean oil.

Fiscal 2006 vs. Fiscal 2005

For the year ended September 30, 2006, net sales for the Cereals, Crackers & Cookies segment were up 8% from fiscal 2005, as Ralston Foods grew $62.5 million and Bremner declined $2.1 million. Ralston Foods benefited from a full year of results from Medallion (as shown on page 20), but also had strong cereal business growth (about 6%), primarily as a result of higher average selling prices. The volume declines at Bremner were largely offset by the effects of price increases and improved product mix.

The segment's profit contribution improved 12% to $77.6 million. The extra nine months of results from Medallion added approximately $4.4 million (net of $1.9 million of intangible asset amortization in those nine months), while the positive impact of higher net sales in the base business was partially offset by the negative effects of higher energy, raw materials, and freight costs (as shown on page 20). Specific commodities with higher costs included oats, rice, sugar, wheat, tree nuts, and raisins. Approximately $3.0 million of the improvement in segment profit contribution was the result of a change in the allocations of certain shared management costs between the

Bremner division and the Snack Nuts & Candy segment to better reflect the proportion of benefits received by each division.

Form 10-K

Frozen Bakery Products

Net sales of the Frozen Bakery Products segment have grown from $334.8 million in 2005 to $442.8 million in 2006 (a 32% increase) and $619.6 million in 2007 (a 40% increase over 2006), largely as a result of acquisitions (as shown on page 20). However, base business sales grew about 9% for 2007 due to higher volumes and some slightly improved pricing. By sales channel, that growth came from an 11% increase in foodservice, a 6% increase in ISB, and an 8% increase in retail. The base foodservice volume improvement came from new products and increased distribution of existing products. The base ISB volume gains were driven primarily by breads, though cookie volumes were also higher. In the base retail business, incremental sales of private label waffles accounted for most of the growth. Comparing 2006 to 2005, most of the segment's $16 million base business growth was the result of a strong 7% increase in the foodservice channel, as the base retail channel was up nearly $5 million (32%) and base ISB was down about $2 million (2%) for the year. The foodservice and retail growth in 2006 was a result of both higher volumes and slightly improved pricing, while the ISB decline was due to a drop in cookie sales, partially offset by higher bread sales.

The segment's profit contribution was $49.3 million, $50.6 million, and $70.4 million in fiscal 2005, 2006, and 2007, respectively. Again, most of this improvement was due to the timing of acquisitions. Western Waffles and Parco added approximately $3.7 million in 2006, and the extra 20 weeks of results from Parco and the extra 7 weeks of results from Western Waffles added an estimated $7 million of profit in 2007. Cottage Bakery contributed approximately $15.6 million of profit since acquisition (net of intangible asset amortization of $5.9 million). In 2007, profit contribution from the segment's base businesses was reduced by significantly higher raw material costs (as shown on page 20), slightly higher manufacturing costs, and higher warehousing costs, slightly offset by the base business sales growth. The most significantly affected ingredients were wheat flour, eggs and dairy products, and soybean oil. Excluding the $3.7 million from acquisitions, the segment's base business profit contribution for 2006 was $2.4 million lower than in 2005 as the effects of strong sales growth were more than offset by the higher costs of raw materials, freight, and energy (as shown on page 20). In addition, Frozen Bakery Products incurred about $1.2 million of expenses in fiscal 2006 related to the start-up of a new production line, which improved the flexibility of our operations.

Dressings, Syrups, Jellies & Sauces

Our Dressings, Syrups, Jellies & Sauces segment's net sales rose 9% in 2007, after remaining flat for several years. The segment realized improved pricing and slightly favorable product mix in both 2006 and 2007, and sales volumes changed as follows:

	Sales Volume Change from Prior Year	
	2007	**2006**
Table syrups	4%	-2%
Preserves & jellies	5%	0%
Spoonable & pourable dressings	-3%	-10%
Peanut butter	24%	2%
Other minor categories	-2%	-3%
Total	4%	-3%

For fiscal 2007, the increase in peanut butter sales volume was primarily due to a February recall of a competitor's products and amounted to approximately $15 million of additional net sales. For fiscal 2006, the overall decrease in volume was due in part to the effects of the City of Industry plant closure at the end of fiscal 2005, industry softness in most Carriage House product categories, and the loss of certain product lines with a few customers in competitive bids.

The segment's profit contribution also improved in 2007 (after being unchanged for several years), primarily because the effects of selling price increases were slightly greater than the effects of raw material cost increases (shown on page 20), the incremental volume provided incremental profit, and freight rates were lower than last year. Those net benefits were partially offset by higher production overhead costs and the effect of a $1.6 million property tax refund in 2006. The raw material cost impacts came from corn sweeteners, sugar, soybean oil, peanuts, eggs, fruits, tomato paste, and plastic and glass containers. For fiscal 2006 compared to 2005, higher costs were largely offset by improved selling prices, approximately $2.5 million of net cost savings from the closure of the City of Industry plant, and the property tax refund.

Form 10-K

Snack Nuts & Candy

Net sales for the Snack Nuts & Candy segment increased 6% in fiscal 2007 and 3% in fiscal 2006. For 2007, the growth was primarily the result of increased sales volume, as the effect of a shift toward higher-priced items was largely offset by an overall net decrease in selling prices. In 2006, the growth was the result of both increased volume (primarily attributable to a new retail customer) and higher prices. Volume changes were as follows:

	Sales Volume Change from Prior Year	
	2007	2006
Nuts	5%	1%
Candy	-3%	-1%
Other minor categories	93%	47%
Total	5%	2%

For fiscal 2007, the segment's profit contribution was up $4.7 million, as the effects of favorable raw material costs (shown on page 20) and volume (approximately $2.0 million) were only partially offset by the effects of higher production costs, an unfavorable product mix, price decreases, and higher freight rates. Fiscal 2006 profit contribution decreased $4.7 million, partially as a result of unfavorable costs of raw materials (primarily almonds and other tree nuts), freight, and energy (as shown on page 20). In addition, larger allocations from centralized cost centers (at both corporate and Bremner) resulted in nearly $4 million higher costs in this segment in 2006 as a result of increased charges related to information systems and revised cross-charges for other shared functions to better reflect the proportion of benefits received.

LIQUIDITY AND CAPITAL RESOURCES

Historically, we have funded operating needs by generating positive cash flows through operations. We expect to continue generating operating cash flows through our mix of businesses and expect that short-term and long-term liquidity requirements will be met through a combination of operating cash flows and strategic use of borrowings under committed and uncommitted credit arrangements. Capital resources remained strong at September 30, 2007, with total shareholders' equity of $483.4 million and a long-term debt to total capital (which is the total of long-term debt and total shareholders' equity) ratio of 61 percent, compared to corresponding figures for September 30, 2006, of $476.4 million and 54 percent. Working capital, excluding cash and cash equivalents, increased to $165.3 million at September 30, 2007, from $170.3 million at September 30, 2006, primarily as a result of increases in accounts receivable and inventories due to acquisitions partially offset by a $38.0 million decrease in our investment in Ralcorp Receivables Corporation.

Operating Activities

Cash provided by operating activities was $214.2 million, $52.8 million, and $161.0 million in 2007, 2006, and 2005, respectively, affected most significantly by fluctuations in proceeds from our accounts receivable sale program. During fiscal 2007, 2006, and 2005, proceeds increased $45.8 million, decreased $49.0 million, and increased $49.0 million, respectively. This explains $98 million of the decrease in cash from operating activities from 2005 to 2006 and $94.8 million of the increase from 2006 to 2007. See "Off-Balance Sheet Financing" below for more information about the sale of receivables. In 2006, operating cash flows were reduced by contributions to our qualified pension plan of $25 million. No such contributions were made in 2007. See Note 16 for more information about pension plans, including the funded status. Remaining changes are due to increased sales and fluctuations in other components of working capital.

Investing Activities

Net cash paid for business acquisitions totaled $331.9 million in fiscal 2007 (Cottage Bakery, Bloomfield Bakers, and Pastries Plus), $110.1 million in fiscal 2006 (Western Waffles and Parco), and $100.0 million in fiscal 2005 (Medallion). See Note 2 for more information about these acquisitions.

Capital expenditures were $51.7 million, $58.1 million, and $56.9 million in fiscal years 2007, 2006, and 2005, respectively. Expenditures in these three years included information systems projects and special projects at the recently acquired businesses. Capital expenditures for fiscal 2008 are expected to be $60-$65 million. As discussed below, we have adequate capacity under current borrowing arrangements to meet these cash needs.

Financing Activities

On November 22, 2004, $50.0 million of Floating Rate Senior Notes, Series A, was repaid with proceeds from the sale of accounts receivable. On December 21, 2005, we issued Fixed Rate Senior Notes, Series E and Series F, totaling $175 million, with $100 million due in 2015 and $75 million due in 2012. On December 27, 2005, we entered into a new $150 million revolving credit agreement expiring on December 2010, replacing the similar agreement established on October 15, 2004. On February 22, 2006, we repaid the remaining $100.0 million outstanding under Floating Rate Senior Notes, Series A, with proceeds from the issuance of Floating Rate Senior Notes, Series G and Series H, maturing in February 2011. On January 18, 2007, the Company issued Fixed Rate Senior Notes, Series I, totaling $100.0 million in two tranches: $75.0 million and $25.0 million. One third of each tranche must be repaid on January 18, 2015, 2017, and 2019. On May 11, 2007, the Company issued Fixed Rate Senior Notes, Series J, totaling $100.0 due in 2022. Total remaining availability under our $150 million revolving credit agreement and our $30 million of uncommitted credit arrangements was $138.2 million as of September 30, 2007.

We have amended all of our notes such that, if we elect to pay additional interest, our ratio of "Total Debt" to "Adjusted EBITDA" (each term as defined in the debt agreements) may exceed the 3.5 to 1.0 limit, but be no greater than 4.0 to 1.0, for a period not to exceed 12 consecutive months. As of September 30, 2007, the ratio of Total Debt to Adjusted EBITDA was 2.73 to 1.0, and we were also in compliance with all other debt covenants.

Supplementing our available borrowing capacity, under the agreement described under "Off-Balance Sheet Financing" below, we could choose to sell up to $66 million of ownership interests in accounts receivable, but we had sold only $45.8 million of such interests as of September 30, 2007. Further cash needs could be met through the sale of the Company's investment in Vail Resorts, Inc. Based on the market price of Vail stock at September 30, 2007, and excluding the 4.95 million shares already under forward sale contracts (discussed in the following paragraph), we could realize approximately $103.6 million in cash through the sale of this investment, net of income taxes.

In fiscal 2006, we entered into forward sale contracts relating to 3.75 million shares of our Vail common stock and received $110.5 million under the discounted advance payment feature of the contracts. In November 2006, we entered into another contract relating to 1.2 million shares and received $29.5 million. These contracts operate as a hedge of the cash flows expected from the sale of Vail shares in the future. At the maturity dates in the contracts, we can deliver a variable number of shares of Vail stock to the counterparty or settle the contracts with cash. The number of shares (or amount of cash) to be delivered will depend upon the market price of Vail shares at the settlement dates. A summary of contract terms follows:

Maturity Date	Maximum Shares	Minimum Shares	Floor Price	Cap Price
November 2008	890,000	727,157	$34.59	$42.33
November 2009	985,050	783,028	38.34	48.23
November 2010	890,000	632,551	34.59	48.67
November 2011	985,050	681,695	38.34	55.40
November 2013	1,200,000	570,825	35.29	74.19

Because Ralcorp accounts for its investment in Vail Resorts using the equity method, we are currently precluded from using hedge accounting under FAS 133 for these contracts. Accordingly, we must report changes to the fair value of these contracts within our statement of earnings. These gains or losses have no impact on our cash flows. The fair value of the contracts is dependent on several variables including the market price of Vail stock (which was $62.29 at September 30, 2007 and $40.02 at September 30, 2006), estimated future Vail stock price volatility, interest rates, and the time remaining to the contract maturity dates.

A stock repurchase program was initiated in August 2005, and we purchased a total of $10.3 million of Ralcorp stock (243,000 shares) in fiscal 2005 and $134.9 million (3,422,000 shares) in fiscal 2006. An additional 1,382,500 shares were purchased at prevailing market prices for a total cost of $78.8 million during fiscal year 2007. On May 25, 2006, the Board of Directors authorized the repurchase of up to 2,000,000 additional shares, of which 617,500 remain available for repurchase as of September 30, 2007.

Off-Balance Sheet Financing

As an additional source of liquidity, on September 24, 2001, Ralcorp entered into an agreement to sell, on an ongoing basis, all of its trade accounts receivable to a wholly owned, bankruptcy-remote subsidiary called Ralcorp Receivables Corporation (RRC). The accounts receivable of the Frozen Bakery Products segment and the recently acquired Medallion and Bloomfield Bakers businesses have not been incorporated into the sale agreement and are not currently being sold to RRC. RRC can then sell up to $66.0 million of undivided percentage ownership interests in qualifying receivables to a bank commercial paper conduit (the Conduit). RRC's only business activities relate to acquiring and selling interests in Ralcorp's receivables. Upon the agreement's termination, the Conduit would be entitled to all cash collections on RRC's accounts receivable until its purchased interest has been repaid. Unless extended, the agreement will terminate in October 2008.

The trade receivables sale arrangement with RRC represents "off-balance sheet financing" since the sale results in assets being removed from our balance sheet rather than resulting in a liability to the Conduit. The organizational documents of RRC and the terms of the agreements governing the receivables sale transactions make RRC a qualifying special purpose entity. As such, it is not to be consolidated in Ralcorp's financial statements under generally accepted accounting principles. Furthermore, the "true sale" nature of the arrangement requires Ralcorp to account for RRC's transactions with the Conduit as a sale of accounts receivable instead of reflecting the Conduit's net investment as debt with a pledge of accounts receivable as collateral. If RRC were not a qualifying special purpose entity and if the arrangement were not considered a "true sale," the outstanding balance of receivables would remain on Ralcorp's balance sheet, proceeds received from the Conduit ($45.8 million as of September 30, 2007) would be shown as short-term debt, and there would be no investment in RRC. See further discussion in Note 11.

Contractual Obligations

In the normal course of business, we enter into contracts and commitments which obligate us to make payments in the future. The table below sets forth our significant future obligations by time period as of September 30, 2007.

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long-term debt obligations (a)	$ 1,035.4	$ 98.5	$ 155.0	$ 224.4	$ 557.5
Operating lease obligations (b)	57.3	9.7	14.6	11.8	21.2
Purchase obligations (c)	93.2	87.4	5.8	-	-
Deferred compensation obligations (d)	46.5	8.3	19.2	2.5	16.5
Benefit obligations (e)	210.4	10.8	21.7	24.9	153.0
Total	$ 1,442.8	$ 214.7	$ 216.3	$ 263.6	$ 748.2

(a) Long-term debt obligations include principal payments, interest payments, and interest rate swap settlements based on interest rates at September 30, 2007. See Note 14 for details.
(b) Operating lease obligations consist of minimum rental payments under noncancelable operating leases, as shown in Note 15.
(c) Purchase obligations are legally binding agreements to purchase goods or services that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.
(d) Deferred compensation obligations have been allocated to time periods based on existing payment plans for terminated employees and the estimated timing of distributions to current employees based on age.
(e) Benefit obligations consist of future payments related to pension and other postretirement benefits as estimated by an actuarial valuation.

INFLATION

We recognize that inflationary pressures may have an adverse effect on the Company through higher asset replacement costs, related depreciation and higher raw material and energy costs. We try to minimize these effects through cost reductions and productivity improvements, as well as price increases, to maintain reasonable profit margins. It is our view that inflation has not had a significant impact on operations in the three years ended September 30, 2007.

CURRENCY

Until the acquisition of Western Waffles in November 2005, all of our sales and costs were denominated in U.S. dollars. Western Waffles sells approximately 80% of its products (representing approximately $70 million USD in fiscal 2007), to customers in the U.S., but its raw materials and labor are purchased in Canadian dollars. Consequently, Western Waffles' profits can be impacted by fluctuations in the value of Canadian dollars relative to U.S. dollars. When practical, we use various types of currency hedges to reduce the economic impact of currency fluctuations.

OUTLOOK

Our strategy is to continue to grow the Company by capitalizing on the opportunities in the food business including private label, branded and foodservice arenas. In the past few years, we have taken substantial steps to reshape the Company, reducing our reliance on any one business segment while achieving sufficient scale in the categories in which we operate. We expect to continue to improve our business mix through volume and profit growth of existing businesses, as well as through acquisitions or strategic alliances. We will continue to explore those acquisition opportunities that strategically fit with our intention to be the premier provider of high value food products, such as the recent acquisition of Bloomfield Bakers and the recent agreement to merge the Post ready-to-eat cereal operations of Kraft Foods, Inc. with Ralcorp (see Note 21). The following paragraphs discuss significant trends that we believe will impact our results across all segments.

The Company purchases significant quantities of certain ingredients (e.g., wheat flour, soybean oil, corn syrup and sweeteners, peanuts and various tree nuts, other grain products, cocoa, fruits), packaging materials (e.g., resin, glass, paper products), energy (e.g., natural gas), and transportation services (which include surcharges based on the price of diesel fuel). The costs of some of these items, notably wheat and corn products (as well as other grain products), peanuts, and petroleum-related products, have increased significantly compared to values realized in fiscal 2006 and 2007. For fiscal 2008, Ralcorp currently expects the net year-over-year increase in unit costs for ingredients, packaging, and transportation will be more than $75 million. To offset the impact of these significant cost increases and maintain profitability levels, the Company will need to take additional actions, including further pricing changes and spending reductions. To the extent mitigating efforts trail or fall short of the impact of cost increases, results of operations will be negatively affected, as is expected to be the case in the first quarter of fiscal 2008. However, based on current forecasts, any near-term shortfall will be recovered during the remainder of fiscal 2008 so that annual diluted earnings per share, excluding the effects of any gains or losses on the Vail forward sale contracts, will be approximately 5% above the corresponding amount for fiscal 2007.

Ralston Foods, Bremner, and other divisions periodically enter into co-manufacturing agreements with manufacturers of branded products. Terms of these agreements vary but are generally for relatively short periods of time (less than two years). Many of these agreements include pricing mechanisms to cover the changes in input costs, both positive and negative. Volumes produced under each of these agreements can fluctuate significantly based upon the product's life cycle, product promotions, alternative production capacity and other factors, none of which are under our direct control.

Freight costs, which include surcharges based upon the price of diesel fuel, have increased over the past several years and are expected to remain at elevated levels in fiscal 2008, thereby putting continued pressure on profit margins. Further, a shortage of available common carriers in some areas during certain months put additional upward pressure on freight rates as well as having a negative effect on our customer service and sales. In addition, the cost of energy (e.g., natural gas) and certain petroleum-based packaging (e.g. resins, PET) have generally increased significantly over this time period and remain volatile. The effects of rising costs on our past results of operations have been mitigated to some extent through hedging and forward purchase contracts, as well as volume and selling price increases. We expect that similar mitigation efforts and continued cost reduction efforts will reduce the impact of the anticipated increases; however, these efforts are not likely to fully offset these cost increases in a timely manner.

As a result of the American Jobs Creation Act of 2004, the Company received an additional "Domestic Production Activities Deduction" in fiscal 2006 and 2007. The effect of this additional deduction was to reduce our federal tax rate on our income (excluding Canadian operations and earnings, gains, and losses related to our investment in Vail Resorts, Inc.) by 1 percent in those years, which will progress to a reduction of 2 percent in fiscal 2008 and ultimately to 3 percent for fiscal 2011 and beyond, pending further tax law changes. The Company expects our fiscal 2008 annual blended state and federal effective tax rate on earnings before taxes and equity earnings (excluding gains or losses on the forward sale contracts related to our investment in Vail Resorts, Inc.) to be between 33% and 35%. This blended effective tax rate for fiscal 2007 was 24.6% and included the effects of favorable resolutions of uncertain tax positions and adjustments to the related reserve, as well as the effects of other tax adjustments.

The following sections contain discussions of the specific factors affecting the outlook for each of our current reportable segments.

Cereals, Crackers & Cookies

The level of competition in the cereal, snack and cereal and nutrition bar categories continues to be intense for our Ralston Foods division, which, since March 16, 2007, includes the operations of Bloomfield Bakers, a leading manufacturer of cereal and nutritional bars as well as other natural and organic products. Competition comes from branded box cereal manufacturers, branded bagged cereal producers and other private label cereal providers, as well as from alternative breakfast-food items and producers of corn and cereal-based snacks and branded cereal and nutrition bars. For the last several years, category growth in ready-to-eat and hot cereals has been minimal or has declined, which has exacerbated its competitive nature in these categories. When branded competitors focus on price/promotion, the environment for private label producers becomes more challenging. We must maintain an effective price gap between our quality private label products and those of branded producers, thereby providing a value alternative for the consumer.

Pricing and volume agreements with customers not covered by contract are generally determined by the customers' periodic requests for competitive category reviews in each of our divisions. Recently, Ralston Foods has pre-empted a number of these reviews by aggressively seeking price increases designed to aid in offsetting the aforementioned significant input cost increases. Ralston Foods does expect additional category reviews covering a significant portion (25% - 35%) of its sales volume will occur in fiscal 2008. In this environment, it is imperative that volume gains substantially offset the inevitable pricing pressures.

Our cracker and cookie operation, Bremner, also conducts business in a highly competitive category and faces many of the same challenges. Major branded competitors continue to market and promote their offerings aggressively and many smaller, regional branded and private label manufacturers provide additional competitive pressures. Minimal growth in the cookie and cracker categories has intensified the competition and resulted in lower volumes at Bremner in fiscal 2007. Bremner's ability to maintain a sufficient price gap between products of branded producers and Bremner's quality private label emulations will be important to its ability to maintain or grow volumes. In fiscal 2008, Bremner will continue to focus on operational improvements, cost containment, new products, and volume growth of existing products in order to improve operating results.

Frozen Bakery Products

As previously mentioned, the Frozen Bakery Products segment now consists of Ralcorp Frozen Bakery Products (formerly Bakery Chef), the ISB group, Western Waffles (acquired November 15, 2005), Parco Foods (acquired February 7, 2006), and Cottage Bakery (acquired November 10, 2006).

For Frozen Bakery Products to grow, we must provide high quality products, excellent customer service, superior product innovation, and competitive pricing to our customers. New product offerings, new foodservice, in-store bakery, and retail customers, and growth of existing customers will all be important to the future success of this segment.

The segment's focus for fiscal 2008 is to capitalize on the coordination and continued integration of its component businesses by offering an expanded product grouping to its combined customer base.

Dressings, Syrups, Jellies & Sauces

Carriage House continues to be pressured by the effects of the previously mentioned cost increases. As the cost environment warrants, we will seek price increases to help offset these rising costs. However, competitors, both large and small, continue to be very aggressive on pricing which may result in lower margins or volume losses or both.

In light of the segment's thin profit margins, ongoing cost reduction efforts, in concert with warranted pricing actions, are critical to maintaining segment profitability during periods of rising costs.

Snack Nuts & Candy

Snack nuts and candy continue to be very competitive categories. This segment of Ralcorp faces significant competition from branded manufacturers and, to a lesser extent, from private label and regional producers. We expect competition to intensify in the future as the snack nut category growth has slowed or declined.

The majority of the segment's cost of products sold relates to commodities including peanuts, cashews, and tree nuts such as macadamias, pecans, and almonds. The costs of these commodities fluctuate, sometimes drastically, based upon worldwide supply and demand. These commodity fluctuations, when not accompanied by pricing changes due to competition, can result in short-term changes in the profitability of the segment. We currently expect our commodity costs for the first half of 2008 to increase significantly due to a rapid rise in peanut costs only partially offset by a decline in tree nuts.

The segment recently announced the planned closure of its plant in Billerica, MA and consolidation of all production into other facilities, primarily its plant in Dothan, AL. The successful execution of this transition will be critical to the segment's results for fiscal 2008.

Form 10-K

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The following discussion is presented pursuant to the United States Securities and Exchange Commission's Financial Reporting Release No. 60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies." The policies below are both important to the representation of the Company's financial condition and results and require management's most difficult, subjective or complex judgments.

Under generally accepted accounting principles in the United States, we make estimates and assumptions that impact the reported amounts of assets, liabilities, revenues, and expenses as well as the disclosure of contingent liabilities. We base estimates on past experience and on various other assumptions that are believed to be reasonable under the circumstances. Those estimates form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue is recognized when title of goods is transferred to the customer, as specified by the shipping terms. Products are generally sold with no right of return except in the case of goods which do not meet product specifications or are damaged. We record estimated reductions to revenue for customer incentive offerings based upon each customer's redemption history. Should a greater proportion of customers redeem incentives than estimated, additional reductions to revenue may be required.

Inventories are generally valued at the lower of average cost (determined on a first-in, first-out basis) or market value and have been reduced by an allowance for obsolete product and packaging materials. The estimated allowance is based on a review of inventories on hand compared to estimated future usage and sales. If market conditions and actual demands are less favorable than projected, additional inventory write-downs may be required.

We review long-lived assets, including leasehold improvements and property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell.

Goodwill represents the excess of the cost of acquired businesses over the fair market value of their identifiable net assets. We conduct a goodwill impairment review during the fourth quarter of each fiscal year. The goodwill impairment tests require us to estimate the fair value of our businesses and certain assets and liabilities, for which we utilize valuation techniques such as EBITDA multiples and discounted cash flows based on projections. In our recent tests, we assumed EBITDA multiples of approximately 6 and discount rates of approximately 10.5%.

Pension assets and liabilities are determined on an actuarial basis and are affected by the estimated market-related value of plan assets; estimates of the expected return on plan assets, discount rates, and future salary increases; and other assumptions inherent in these valuations. We annually review the assumptions underlying the actuarial calculations and make changes to these assumptions, based on current market conditions and historical trends, as necessary. Actual changes in the fair market value of plan assets and differences between the actual return on plan assets and the expected return on plan assets will affect the amount of pension expense or income ultimately recognized. The other postretirement benefits liability is also determined on an actuarial basis and is affected by assumptions including the discount rate and expected trends in healthcare costs. Changes in the discount rate and differences between actual and expected healthcare costs will affect the recorded amount of other postretirement benefits expense. For both pensions and postretirement benefit calculations, the assumed discount rate is determined by projecting the plans' expected future benefit payments as defined for the projected benefit obligation or accumulated postretirement benefit obligation, discounting those expected payments using a theoretical zero-coupon spot yield curve derived from a universe of high-quality (rated Aa or better by Moody's Investor Service) corporate bonds as of the measurement date, and solving for the single equivalent discount rate that results in the same present value. See Note 16 for more information about pension and other postretirement benefit assumptions.

Liabilities for workers' compensation claims and accrued healthcare costs (including a reserve for claims incurred but not yet reported) are estimated based on details of current claims, historical experience, and expected trends determined on an actuarial basis.

Form 10-K

We account for stock-based compensation in accordance with FAS 123(R), Share-Based Payment. Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period for awards expected to vest. Determining the fair value of share-based awards at the grant date requires judgment, including estimating the expected term, expected stock price volatility, risk-free interest rate, and expected dividends. In addition, judgment is required in estimating the amount of share-based awards that are expected to be forfeited before vesting. The original estimate of the grant date fair value is not subsequently revised unless the awards are modified, but the estimate of expected forfeitures is revised throughout the vesting period and the cumulative stock-based compensation cost recognized is adjusted accordingly. See Note 18 for more information about stock-based compensation and our related estimates.

We account for our investment in Vail Resorts, Inc using the equity method of accounting. The equity method is generally applied to investments that represent 20% to 50% ownership of the common stock of the affiliate. While our ownership percentage is slightly less than 20%, generally accepted accounting principles requires use of the equity method when an investor corporation can exercise significant influence over the operations and financial policies of the investee corporation. As two of the Company's directors currently serve as directors of Vail, significant influence is established. Since the equity method is used, the forward sale contracts related to shares of Vail common stock do not qualify for hedge accounting and any gains or losses on the contracts are immediately recognized in earnings. The contracts are marked to fair value based on the Black-Sholes valuation model. Key assumptions used in the valuation include the Vail stock price, expected stock price volatility, and the risk-free interest rate. See Note 7 for more information about the Vail forward sale contracts.

We estimate income tax expense based on taxes in each jurisdiction, including (effective November 15, 2005) Canada. We estimate current tax exposures together with temporary differences resulting from differing treatment of items for tax and financial reporting purposes. These temporary differences result in deferred tax assets and liabilities. We believe that sufficient income will be generated in the future to realize the benefit of most of our deferred tax assets. Where there is not sufficient evidence that such income is likely to be generated, we establish a valuation allowance against the related deferred tax assets. We are subject to periodic audits by governmental tax authorities of our income tax returns. These audits generally include questions regarding our tax filing positions, including the amount and timing of deductions and the allocation of income among various tax jurisdictions. We evaluate our exposures associated with our tax filing positions, including state and local taxes, and record reserves for estimated exposures. As of the end of fiscal 2007, three years (2004, 2005 and 2006) were subject to audit by the Internal Revenue Service.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Price Risk

In the ordinary course of business, the Company is exposed to commodity price risks relating to the acquisition of raw materials and fuels. Ralcorp utilizes derivative financial instruments, including futures contracts, options and swaps, to manage certain of these exposures when it is practical to do so. As of September 30, 2007, a hypothetical 10% adverse change in the market price of the Company's principal hedged commodities, including wheat, linerboard, soybean oil, corn, and natural gas, would have decreased the fair value of the Company's commodity-related derivatives portfolio by approximately $14.2 million. As of September 30, 2006, a hypothetical 10% adverse change in the market price of the Company's principal hedged commodities, including linerboard, wheat, natural gas, and heating oil, would have decreased the fair value of the Company's commodity-related derivatives portfolio by approximately $6.7 million. This volatility analysis ignores changes in the exposures inherent in the underlying hedged transactions. Because the Company does not hold or trade derivatives for speculation or profit, all changes in derivative values are effectively offset by corresponding changes in the underlying exposures. For more information, see Note 1 and Note 13 to the financial statements included in Item 8.

Interest Rate Risk

The Company has interest rate risk related to its debt. Changes in interest rates impact fixed and variable rate debt differently. For fixed rate debt, a change in interest rates will only impact the fair value of the debt, whereas a change in the interest rates on variable rate debt will impact interest expense and cash flows. At September 30, 2007, Ralcorp's financing arrangements included $616.0 million of fixed rate debt and $147.6 million of variable rate debt. However, in December 2004, $100 million of the variable rate debt was effectively fixed at 4.76% through December 2009 with an interest rate swap contract.

As of September 30, 2007 and 2006, the fair value of the Company's fixed rate debt was approximately $608.9, based on the discounted amount of future cash flows using Ralcorp's incremental rate of borrowing for similar debt. A hypothetical 10% decrease in interest rates would increase the fair value of the fixed rate debt by approximately $20.1 million.

With respect to variable rate debt, including the effect of the interest rate swap, a hypothetical 10% change in interest rates would not have had a material impact on the Company's reported net earnings or cash flows in fiscal 2007 or 2006.

The fair value of the interest rate swap contract was $1.5 million at September 30, 2007. A hypothetical 10% decrease in expected future interest rates would reduce that fair value by $.9 million.

For more information, see Note 1, Note 13, and Note 14 to the financial statements included in Item 8.

Foreign Currency Risk

The Company has foreign currency exchange rate risk related to its Canadian subsidiaries, whose functional currency is the Canadian dollar. While nearly all of those subsidiaries' cash outflows are denominated and paid in Canadian dollars, most of their cash inflows are denominated and received in U.S. dollars. The Company uses foreign exchange forward contracts to hedge the risk of fluctuations in future cash flows and earnings related to fluctuations in the exchange rate between the Canadian dollar and U.S. dollar. A hedging offset is accomplished because the gain or loss on the forward contracts occurs on or near the date of the anticipated transactions. As of September 30, 2007, the Company held foreign exchange forward contracts with a total notional amount of $13 million and a fair value of $1.3 million. A hypothetical 10% increase in the expected CAD-USD exchange rates would have reduced that fair value by $1.3 million. As of September 30, 2006, the Company held foreign exchange forward contracts with a total notional amount of $16 million and a fair value of $.2 million. A hypothetical 10% increase in the expected CAD-USD exchange rates would have reduced that fair value by $1.8 million. For more information, see Note 1 and Note 13 to the financial statements included in Item 8.

Equity Price Risk

The Company has equity price risk related to its investment in Vail Resorts, Inc. To limit the risk of a significant decline in the market price of Vail stock, the Company entered into forward sale contracts which include price collars. At the maturity dates in the contracts, we can deliver a variable number of shares of Vail stock to the counterparty or settle the contracts with cash. The number of shares (or amount of cash) to be delivered will depend upon the market price of Vail shares at the settlement dates. A summary of terms for contracts held at September 30, 2007 are included in a table under "LIQUIDITY AND CAPITAL RESOURCES" in Item 7. Because Ralcorp accounts for its investment in Vail Resorts using the equity method, it is currently precluded from using hedge accounting under FAS 133 for these contracts. Accordingly, it must report changes to the fair value of these contracts within the statement of earnings. These gains or losses have no impact on current cash flows. The fair value of the contracts is dependent on several variables including the market price of Vail stock, estimated future Vail stock price volatility, interest rates, and the time remaining to the contract maturity dates. As of September 30, 2007, a hypothetical 10% increase in the Vail stock price would have increased the fair value of the total contract liability by approximately $27.6 million, holding all other variables constant. As of September 30, 2006, a hypothetical 10% increase in the Vail stock price would have increased the fair value of the total contract liability by approximately $11.8 million, holding all other variables constant. For more information, see Note 6 and Note 7 to the financial statements included in Item 8, along with related discussions under "LIQUIDITY AND CAPITAL RESOURCES" in Item 7.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF MANAGEMENT RESPONSIBILITIES

Management of Ralcorp Holdings, Inc. is responsible for the fairness and accuracy of the consolidated financial statements. The statements have been prepared in accordance with accounting principles generally accepted in the United States, and in the opinion of management, the financial statements present fairly the Company's financial position, results of operations and cash flows.

Management has established and maintains accounting and internal control systems that it believes are adequate to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that the financial records are reliable for preparing financial statements. The selection and training of qualified personnel, the establishment and communication of accounting and administrative policies and procedures and our Standards of Business Conduct for Officers and Employees are important elements of these control systems. We maintain a strong internal audit program that independently evaluates the adequacy and effectiveness of internal controls. Appropriate actions are taken by management to correct any control weaknesses identified in the audit process.

The Board of Directors, through its Audit Committee consisting solely of independent directors, meets periodically with management and the independent registered public accounting firm to discuss internal control, auditing and financial reporting matters. To ensure independence, PricewaterhouseCoopers LLP has direct access to the Audit Committee.

The Audit Committee reviewed and approved the Company's annual financial statements and recommended to the full Board of Directors that they be included in the Annual Report.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Ralcorp Holdings, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934. Under the supervision and with the participation of management, including the Co-Chief Executive Officers and Controller and Chief Accounting Officer, we conducted an evaluation of the effectiveness of our internal controls over financial reporting based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation under this framework, management concluded that our internal control over financial reporting was effective as of September 30, 2007 at the reasonable assurance level. We have excluded Cottage Bakery and Bloomfield Bakers from the assessment of internal control over financial reporting as of September 30, 2007 because they were acquired by the Company in purchase business combinations during 2007. Cottage Bakery and Bloomfield Bakers' combined total assets and combined total revenues represented 18% and 11%, respectively, of the related consolidated financial statement amounts as of and for the year ended September 30, 2007. The effectiveness of our internal control over financial reporting as of September 30, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report below.

/s/ KEVIN J. HUNT	/s/ DAVID P. SKARIE	/s/ THOMAS G. GRANNEMAN
Kevin J. Hunt Co-Chief Executive Officer	David P. Skarie Co-Chief Executive Officer	Thomas G. Granneman Controller and Chief Accounting Officer

November 29, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ralcorp Holdings, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of cash flows, and of shareholders' equity present fairly, in all material respects, the financial position of Ralcorp Holdings, Inc. and its subsidiaries at September 30, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Form 10-K

As discussed in Note 16 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard No. 158, *Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans,* on September 30, 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control Over Financial Reporting, management has excluded Cottage Bakery, Inc. and Bloomfield Bakers from its assessment of internal control over financial reporting as of September 30, 2007 because they were acquired by the Company in purchase business combinations during 2007. We have also excluded Cottage Bakery, Inc. and Bloomfield Bakers from our audit of internal control over financial reporting. Cottage Bakery, Inc. and Bloomfield Bakers are wholly-owned subsidiaries whose combined total assets and combined total revenues represent 18% and 11%, respectively, of the related consolidated financial statement amounts as of and for the year ended September 30, 2007.

/s/ PRICEWATERHOUSECOOPERS LLP

November 29, 2007
St. Louis, MO

RALCORP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF EARNINGS

(Dollars in millions except per share data, shares in thousands)

	Year Ended September 30,		
	2007	2006	2005
Net Sales	$ 2,233.4	$ 1,850.2	$ 1,675.1
Cost of products sold	(1,819.2)	(1,497.2)	(1,339.1)
Gross Profit	414.2	353.0	336.0
Selling, general and administrative expenses	(252.8)	(226.4)	(215.1)
Interest expense, net	(42.3)	(28.1)	(16.5)
Loss on forward sale contracts	(87.7)	(9.8)	-
Gain on sale of securities	-	2.6	-
Restructuring charges	(.9)	(.1)	(2.7)
Litigation settlement income	-	-	1.8
Earnings before Income Taxes and Equity Earnings	30.5	91.2	103.5
Income taxes	(7.5)	(29.9)	(36.6)
Earnings before Equity Earnings	23.0	61.3	66.9
Equity in earnings of Vail Resorts, Inc., net of related deferred income taxes	8.9	7.0	4.5
Net Earnings	$ 31.9	$ 68.3	$ 71.4
Basic Earnings per Share	$ 1.20	$ 2.46	$ 2.41
Diluted Earnings per Share	$ 1.17	$ 2.41	$ 2.34
Weighted Average Shares for Basic Earnings per Share	26,382	27,663	29,566
Dilutive effect of:			
Stock options	562	502	818
Restricted stock awards	39	39	25
Stock appreciation rights	67	-	-
Weighted Average Shares for Diluted Earnings per Share	27,050	28,204	30,409

See accompanying Notes to Consolidated Financial Statements.

RALCORP HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(In millions except share and per share data)

	September 30, 2007	September 30, 2006
Assets		
Current Assets		
Cash and cash equivalents	$ 9.9	$ 19.1
Investment in Ralcorp Receivables Corporation	55.3	93.3
Receivables, net	96.0	66.8
Inventories	227.1	196.0
Deferred income taxes	-	5.7
Prepaid expenses and other current assets	10.4	5.5
Total Current Assets	398.7	386.4
Investment in Vail Resorts, Inc.	110.9	97.2
Property, Net	460.6	401.1
Goodwill	569.3	460.0
Other Intangible Assets, Net	270.5	142.6
Other Assets	43.1	20.2
Total Assets	$ 1,853.1	$ 1,507.5
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable	$ 118.6	$ 96.1
Book cash overdrafts	32.2	39.4
Deferred income taxes	5.2	-
Other current liabilities	67.5	61.5
Total Current Liabilities	223.5	197.0
Long-term Debt	763.6	552.6
Deferred Income Taxes	39.9	81.3
Other Liabilities	342.7	200.2
Total Liabilities	1,369.7	1,031.1
Commitments and Contingencies		
Shareholders' Equity		
Common stock, par value $.01 per share		
Authorized: 300,000,000 shares		
Issued: 33,011,317 shares	.3	.3
Additional paid-in capital	121.6	118.3
Common stock in treasury, at cost (7,242,196 and 6,170,788 shares)	(256.9)	(187.7)
Retained earnings	601.1	569.2
Accumulated other comprehensive income (loss)	17.3	(23.7)
Total Shareholders' Equity	483.4	476.4
Total Liabilities and Shareholders' Equity	$ 1,853.1	$ 1,507.5

See accompanying Notes to Consolidated Financial Statements.

RALCORP HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended September 30,		
	2007	2006	2005
Cash Flows from Operating Activities			
Net earnings	$ 31.9	$ 68.3	$ 71.4
Adjustments to reconcile net earnings to net cash flow provided by operating activities:			
Depreciation and amortization	82.4	66.8	55.8
Sale of receivables, net	45.8	(49.0)	49.0
Contributions to qualified pension plan	-	(25.0)	(10.0)
Equity in earnings of Vail Resorts, Inc.	(13.7)	(10.8)	(6.9)
Loss on forward sale contracts	87.7	9.8	-
Deferred income taxes	(33.0)	6.5	.6
Stock-based compensation expense	8.2	5.7	.7
Gain on sale of securities	-	(2.6)	-
Other changes in current assets and liabilities, net of effects of business acquisitions:			
Decrease (increase) in receivables	11.9	(24.0)	5.1
Increase in inventories	(14.7)	(6.9)	(4.4)
(Increase) decrease in prepaid expenses and other current assets	(2.7)	(2.5)	1.4
(Decrease) increase in accounts payable and other current liabilities	(2.3)	2.8	(7.9)
Other, net	12.7	13.7	6.2
Net Cash Provided by Operating Activities	214.2	52.8	161.0
Cash Flows from Investing Activities			
Business acquisitions, net of cash acquired	(331.9)	(110.1)	(100.0)
Additions to property and intangible assets	(51.7)	(58.1)	(56.9)
Proceeds from sale of property	.2	2.2	.6
Proceeds from sale of securities	-	3.8	-
Net Cash Used by Investing Activities	(383.4)	(162.2)	(156.3)
Cash Flows from Financing Activities			
Proceeds from issuance of long-term debt	200.0	275.0	-
Repayment of long-term debt	(29.0)	(100.0)	(50.0)
Net borrowings (repayments) under credit arrangements	40.0	(44.6)	46.3
Advance proceeds from forward sale of investment	29.5	110.5	-
Purchase of treasury stock	(78.8)	(134.9)	(10.3)
Proceeds from exercise of stock options	3.3	7.4	12.7
Change in book cash overdrafts	(7.2)	4.4	8.4
Dividends paid	-	-	(29.3)
Other, net	2.2	4.5	-
Net Cash Provided (Used) by Financing Activities	160.0	122.3	(22.2)
Net (Decrease) Increase in Cash and Cash Equivalents	(9.2)	12.9	(17.5)
Cash and Cash Equivalents, Beginning of Year	19.1	6.2	23.7
Cash and Cash Equivalents, End of Year	$ 9.9	$ 19.1	$ 6.2

See accompanying Notes to Consolidated Financial Statements.

RALCORP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Dollars in millions except per share data, shares in thousands)

	Common Stock	Additional Paid-In Capital	Common Stock in Treasury	Retained Earnings	Accum. Other Comprehensive Income (Loss)	Total
Balance, September 30, 2004	$ .3	$ 112.7	$ (68.4)	$ 429.5	$ (29.9)	$ 444.2
Net earnings				71.4		71.4
Minimum pension liability adjustment, net of $1.8 tax benefit					(4.8)	(4.8)
Cash flow hedging adjustments, net of $1.0 tax expense					2.0	2.0
Comprehensive income						68.6
Stock purchased (243 shares)			(10.3)			(10.3)
Stock options exercised (646 shares)		2.7	12.4			15.1
Restricted stock awards granted (9 shares) and amortized		.5	.2			.7
Activity under deferred compensation plans (19 shares)		(.3)	.3			-
Balance, September 30, 2005	$ .3	$ 115.6	$ (65.8)	$ 500.9	$ (32.7)	$ 518.3
Net earnings				68.3		68.3
Minimum pension liability adjustment, net of $1.2 tax expense					3.4	3.4
Cash flow hedging adjustments, net of $1.0 tax expense					1.7	1.7
Foreign currency translation adjustment, net of $2.2 tax expense					3.9	3.9
Comprehensive income						77.3
Stock purchased (3,422 shares)			(134.9)			(134.9)
Stock options & stock appreciation rights exercised (421 shares)		(2.2)	12.4			10.2
Restricted stock issued (9 shares)		(.2)	.2			-
Stock-based compensation expense		5.7				5.7
Activity under deferred compensation plans (13 shares)		(.6)	.4			(.2)
Balance, September 30, 2006	$ .3	$ 118.3	$ (187.7)	$ 569.2	$ (23.7)	$ 476.4
Net earnings				31.9		31.9
Minimum pension liability adjustment, net of $16.7 tax expense					28.9	28.9
Cash flow hedging adjustments, net of $10.5 tax expense					17.7	17.7
Foreign currency translation adjustment, net of $2.2 tax benefit					14.6	14.6
Comprehensive income						93.1
Adjustment to initially apply FAS 158, net of $12.1 tax benefit					(20.2)	(20.2)
Stock purchased (1,382 shares)			(78.8)			(78.8)
Stock options & stock appreciation rights exercised (154 shares)		.2	4.8			5.0
Restricted stock issued (142 shares)		(4.4)	4.4			-
Stock-based compensation expense		8.2				8.2
Activity under deferred compensation plans (15 shares)		(.7)	.4			(.3)
Balance, September 30, 2007	$ .3	$ 121.6	$ (256.9)	$ 601.1	$ 17.3	$ 483.4

See accompanying Notes to Consolidated Financial Statements.

RALCORP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation – The financial statements are presented on a consolidated basis and include the accounts of Ralcorp and its majority-owned subsidiaries. All significant intercompany transactions have been eliminated. The Company's investment in Vail Resorts, Inc. is presented on the equity basis (see Note 6).

Estimates – The financial statements have been prepared in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates and assumptions.

Cash Equivalents include all highly liquid investments with original maturities of three months or less.

Receivables are reported at net realizable value. This value includes appropriate allowances for doubtful accounts, cash discounts, and other amounts which the Company does not ultimately expect to collect. The Company calculates the allowance for doubtful accounts based on historical losses and the economic status of, and its relationship with, its customers, especially those identified as "at risk." A receivable is considered past due if payments have not been received within the agreed upon invoice terms. Receivables are written off against the allowance when the customer files for bankruptcy protection or is otherwise deemed to be uncollectible based upon the Company's evaluation of the customer's solvency. Refer to Note 10, Note 11, and Note 12 for more information about receivables and the allowance for doubtful accounts.

Inventories are generally valued at the lower of average cost (determined on a first-in, first-out basis) or market. Reported amounts have been reduced by an allowance for obsolete product and packaging materials based on a review of inventories on hand compared to estimated future usage and sales (see Note 10 and Note 12).

Derivative Financial Instruments and Hedging – In the ordinary course of business, the Company is exposed to commodity price risks relating to the acquisition of raw materials and supplies, interest rate risks relating to debt, and foreign currency exchange rate risks. Authorized individuals within the Company may utilize derivative financial instruments, including (but not limited to) futures contracts, option contracts, forward contracts and swaps, to manage certain of these exposures by hedging when it is practical to do so. The terms of these instruments generally do not exceed eighteen months for commodities, five years for interest rates, and one year for foreign currency. The Company is not permitted to engage in speculative or leveraged transactions and will not hold or issue financial instruments for trading purposes. Hedge accounting is only applied when the derivative is deemed to be highly effective at offsetting changes in fair values or anticipated cash flows of the hedged item or transaction. Earnings impacts for all designated hedges are reported in the statement of earnings within the same line item as the gain or loss on the item being hedged. Since the hedging activities relate to operations, related cash flows are included in the statement of cash flows in cash flows from operating activities. For a fair value hedge of a recognized asset or liability or unrecognized firm commitment, the entire change in fair value of the derivative is recorded in earnings as incurred. For a cash flow hedge of an anticipated transaction, the ineffective portion of the change in fair value of the derivative is recorded in earnings as incurred, whereas the effective portion is deferred in accumulated other comprehensive income in the balance sheet until the transaction is realized, at which time any deferred hedging gains or losses are recorded in earnings. For more information about our hedging activities, see Note 13.

Property is recorded at cost, and depreciation expense is generally provided on a straight-line basis over the estimated useful lives of the properties. Estimated useful lives range from 3 to 15 years for machinery and equipment and 10 to 50 years for buildings and leasehold improvements. Total depreciation expense was $58.7, $53.4, and $47.5 in fiscal 2007, 2006, and 2005, respectively. Repair and maintenance costs incurred in connection with planned major maintenance activities are accounted for under the direct expensing method. At September 30, property consisted of:

	2007	2006
Land	$ 14.2	$ 12.7
Buildings and leasehold improvements	149.1	125.5
Machinery and equipment	663.1	557.0
Construction in progress	21.3	38.7
	847.7	733.9
Accumulated depreciation	(387.1)	(332.8)
	$ 460.6	$ 401.1

Other Intangible Assets consist of computer software purchased or developed for internal use and customer relationships, trademarks, computer software, and miscellaneous intangibles acquired in business combinations (see Note 2). Amortization expense related to intangible assets, which is provided on a straight-line basis over the estimated useful lives of the assets, was $23.7, $13.4, and $8.3 in fiscal 2007, 2006, and 2005, respectively. For the intangible assets recorded as of September 30, 2007, amortization expense of $33.9, $33.7, $29.5, $24.7, and $23.9 is scheduled for fiscal 2008, 2009, 2010, 2011, and 2012, respectively. Other intangible assets consisted of:

	September 30, 2007			September 30, 2006		
	Carrying Amount	Accum. Amort.	Net Amount	Carrying Amount	Accum. Amort.	Net Amount
Computer software	$ 45.2	$ (32.0)	$ 13.2	$ 43.2	$ (28.2)	$ 15.0
Customer relationships	262.9	(34.0)	228.9	126.7	(16.7)	110.0
Trademarks	20.2	(4.1)	16.1	20.2	(2.8)	17.4
Other	14.0	(1.7)	12.3	.3	(.1)	.2
	$342.3	$ (71.8)	$270.5	$190.4	$ (47.8)	$142.6

Recoverability of Long-lived Assets – The Company continually evaluates whether events or circumstances have occurred which might impair the recoverability of the carrying value of its long-lived assets, including identifiable intangibles and goodwill. An asset is deemed impaired and written down to its fair value if estimated related future cash flows are less than its carrying amount.

Investments – The Company funds a portion of its deferred compensation liability by investing in certain mutual funds in the same amounts as selected by the participating employees. Because management's intent is to invest in a manner that matches the deferral options chosen by the participants and those participants can elect to transfer amounts in or out of each of the designated deferral options at any time, these investments have been classified as trading assets and are stated at fair value in "Other Assets". Both realized and unrealized gains and losses on these assets are included in "Selling, general and administrative expenses" and offset the related change in the deferred compensation liability.

Revenue is recognized when title of goods is transferred to the customer, as specified by the shipping terms. Net sales reflect gross sales, including amounts billed to customers for shipping and handling, less sales discounts and allowances. Products are generally sold with no right of return except in the case of goods which do not meet product specifications or are damaged. Estimated reductions to revenue for customer incentive offerings are based upon customers' redemption history.

Cost of Products Sold includes, among other things, inbound and outbound freight costs and depreciation expense related to assets used in production, while storage and other warehousing costs are included in "Selling, general, and administrative expenses." Storage and other warehousing costs totaled $57.3, $57.3, and $55.3 in fiscal 2007, 2006, and 2005, respectively.

Advertising, Repair, and Maintenance Costs are expensed as incurred.

Stock-based Compensation – Prior to October 1, 2005, the Company recognized stock-based compensation in accordance with APB 25, which required the use of the intrinsic value method. On October 1, 2005, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment", (FAS 123(R)), which replaces FAS 123 and supersedes APB Opinion No. 25. FAS 123(R) requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). The Company followed the nominal vesting period approach prior to October 1, 2005 (for pro forma disclosure purposes) and must continue following that approach for awards outstanding as of that date, but applies the non-substantive vesting period approach to new grants that have retirement eligibility provisions. Ralcorp elected the modified prospective method of adopting FAS 123(R), whereby compensation cost is recognized for all share-based payments granted after October 1, 2005 and the unvested portion of outstanding awards at that time (based on the grant-date fair value of those outstanding awards calculated under FAS 123 for pro forma disclosures). Under this method of adoption, prior periods are not restated. The adoption of FAS 123(R) had no impact on net cash flows, but the tax benefits realized from exercised stock options are now shown in cash flows from financing activities rather than operating activities. See Note 18 for disclosures related to stock-based compensation.

Income Tax Expense is estimated based on taxes in each jurisdiction and includes the effects of both current tax exposures and the temporary differences resulting from differing treatment of items for tax and financial reporting purposes. These temporary differences result in deferred tax assets and liabilities. A valuation allowance is established against the related deferred tax assets to the extent that it is not more likely than not that the future benefits will be realized. Reserves are recorded for estimated exposures associated with the Company's tax filing positions, which are subject to periodic audits by governmental tax authorities. The Company considers the undistributed earnings of its foreign subsidiaries to be permanently invested, so no U.S. taxes have been provided for those earnings. See Note 5 for disclosures related to income taxes.

Recently Issued Accounting Standards – Significant developments in accounting rules are discussed below.

See above for a discussion regarding the adoption of FAS 123(R), "Share-Based Payment," which resulted in $6.6 of additional compensation expense for the year ended September 30, 2007, reducing net earnings by approximately $4.3 ($.16 per share). At September 30, 2006, the respective amounts were $5.0 and $3.2 ($.11 per share).

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," which will be effective as of the beginning of Ralcorp's 2008 fiscal year. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. At this time, the Company believes the impact of the adoption of this Interpretation will be insignificant.

In September 2006, the Financial Accounting Standards Board issued FAS 157, "Fair Value Measurements," which will be effective as of the beginning of Ralcorp's 2009 fiscal year. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. At this time, the Company has not completed its review and assessment of the impact of the adoption of this Statement.

In September 2006, the Financial Accounting Standards Board issued FAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" an amendment of FASB Statements No. 87, 88, 106, and 132(R). This statement requires an entity to recognize the funded status of its defined benefit pension plans and other postretirement benefit plans on the balance sheet and to recognize changes in the funded status that arise during the period but are not recognized as components of net periodic benefit cost within other comprehensive income, net of income taxes. FAS 158 also requires measurement of the defined benefit plan assets and obligations as of the balance sheet date. We have historically measured plan assets and obligations at the balance sheet date and will continue to do so. The Company adopted this Statement's recognition provisions at September 30, 2007, with no effect on reported net earnings or cash flows. See Note 16 for information about the effects on the balance sheet.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," (SAB 108) in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the "roll-over" method (which focuses primarily on the impact of a misstatement on the income statement and can lead to the accumulation of misstatements in the balance sheet) and the "iron curtain" method (which focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement). SAB 108 established an approach that requires quantification of financial statement misstatements based on their effects on each of the company's financial statements and the related financial statement disclosures. This model is commonly referred to as a "dual approach" because it requires quantification of errors under both the iron curtain and the roll-over methods. Ralcorp adopted SAB 108 in connection with the preparation of its financial statements for the quarter ending December 31, 2006, with no financial statement impact.

In February 2007, the Financial Accounting Standards Board issued FAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities." This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement is effective as of the beginning of Ralcorp's 2009 fiscal year. At this time, the Company does not expect to elect the fair value option for any items.

Reclassifications – Certain prior years' amounts have been reclassified to conform to the current year's presentation.

NOTE 2 – ACQUISITIONS AND GOODWILL

Each of the following acquisitions was accounted for using the purchase method of accounting, whereby the results of operations of each of the following acquisitions are included in the consolidated statements of earnings from the date of acquisition. The purchase price, including costs of acquisition, was allocated to acquired assets and liabilities based on their estimated fair values at the date of acquisition, and any excess was allocated to goodwill, as shown in the following table. For the fiscal 2007 acquisitions (Cottage Bakery, Bloomfield Bakers, and Pastries Plus), the allocation is subject to change pending the completion of certain valuations (primarily intangible assets and deferred tax assets and liabilities).

	Pastries Plus	Bloomfield Bakers	Cottage Bakery	Parco	Western Waffles	Medallion
Cash	$ -	$ 1.5	$ .1	$ -	$ 1.1	$ 2.1
Receivables	-	12.8	8.5	2.1	5.7	5.8
Inventories	.2	10.2	5.5	3.7	3.7	2.0
Other current assets	-	.5	.4	.1	.5	.1
Property	2.2	25.8	39.3	6.2	33.2	18.5
Goodwill	7.9	40.1	55.2	13.1	33.7	45.8
Other intangible assets	1.0	62.4	83.5	4.2	24.0	33.1
Other assets	-	.2	15.1	1.9	-	-
Total assets acquired	11.3	153.5	207.6	31.3	101.9	107.4
Accounts payable	-	(13.7)	(11.0)	(3.0)	(5.0)	(2.2)
Other current liabilities	(.5)	(1.4)	(2.1)	(3.6)	(4.1)	(3.1)
Deferred income taxes	-	-	6.1	-	-	-
Other liabilities	(.4)	(.8)	(15.1)	-	(6.5)	-
Total liabilities assumed	(.9)	(15.9)	(22.1)	(6.6)	(15.6)	(5.3)
Net assets acquired	$ 10.4	$ 137.6	$ 185.5	$ 24.7	$ 86.3	$ 102.1

Fiscal 2007

On August 14, 2007, the Company acquired certain assets and lease obligations of Pastries Plus of Utah, Inc. in a cash transaction. Pastries Plus was a competing manufacturer of branded and private label thaw-and-sell cookies with annual gross sales of approximately $10.0. The business is being integrated into the Lofthouse operations of the Frozen Bakery Products segment. The assigned goodwill is deductible for tax purposes. The allocation included $1.0 of other intangibles subject to amortization over a weighted average amortization period of approximately 10 years.

On March 16, 2007, the Company acquired Bloomfield Bakers and its affiliate, Lovin Oven L.L.C., in a cash transaction. Bloomfield Bakers, which has become a part of Ralcorp's Ralston Foods business unit, is a leading manufacturer of nutritional and cereal bars and natural and organic specialty cookies, crackers, and cereals. The acquired business, which had net sales of $188 for its fiscal year ended December 31, 2006, operates two leased manufacturing facilities in Azusa and Los Alamitos, California and employs approximately 500 people. The assigned goodwill is deductible for tax purposes. The allocation included $62.4 of customer relationships and other intangibles subject to amortization over a weighted average amortization period of approximately 9 years.

On November 10, 2006, the Company acquired Cottage Bakery, Inc. in a cash transaction. Cottage Bakery, a leading manufacturer of frozen par-baked breads and frozen dough sold in the retail and foodservice channels, operates one manufacturing facility in Lodi, California and employs approximately 690 people. For its fiscal year ended June 30, 2006, Cottage Bakery had gross sales of approximately $125. The acquired business, which enhanced Ralcorp's existing frozen bakery offerings, is reported within the Frozen Bakery Products segment. The assigned goodwill is not deductible for tax purposes. The allocation included $83.5 of customer relationships and other intangibles subject to amortization over a weighted average amortization period of approximately 14 years.

Fiscal 2006

On February 7, 2006, the Company completed the purchase of Parco Foods, L.L.C., a manufacturer of high quality cookies for sale primarily in the in-store bakery channel. Parco Foods had net sales of approximately $50 for the year ended December 25, 2005. The Parco business is reported as part of Ralcorp's Frozen Bakery Products segment and enhances the segment's existing in-store bakery cookie offerings. The assigned goodwill is deductible for tax purposes. The allocation included $3.0 of customer relationships and $1.2 for a trademark, subject to amortization over an estimated amortization period of approximately 10 years.

On November 15, 2005, the Company completed the purchase of Western Waffles, Ltd., a Canadian manufacturer of private label frozen griddle products with three manufacturing facilities, approximately 370 employees, and annual net sales of approximately $75. The Western Waffles business complements the product offerings of Ralcorp's Bakery Chef business (which includes a variety of frozen griddle products sold primarily in the foodservice channel) and launches Ralcorp into the private label frozen griddle products category. The Western Waffles business is reported as part of the Frozen Bakery Products segment. The assigned goodwill is not deductible for tax purposes. The allocation included $24.0 of customer relationships subject to amortization over an estimated amortization period of approximately 15 years.

Fiscal 2005

On June 22, 2005, the Company completed the purchase of Medallion Foods, Inc., a leading manufacturer of value brand and private label corn-based chips and extruded corn products. Medallion employs 270 people at its plant in Newport, Arkansas. Its product lines complement the snack mix products sold by the Ralston Foods division and are reported as part of the Cereals, Crackers & Cookies segment. The assigned goodwill is deductible for tax purposes. The amount assigned to other intangible assets included $29.3 for customer relationships, $3.7 for a trademark, and $.1 for software, subject to amortization over weighted-average amortization periods of 13 years, 15 years, and 3 years, respectively.

Pro Forma Information

The following unaudited pro forma information shows Ralcorp's results of operations as if the fiscal 2007 and 2006 business combinations had been completed as of the beginning of each period presented. These pro forma results may not necessarily reflect the actual results of operations that would have been achieved, nor are they necessarily indicative of future results of operations.

	2007	2006
Net sales	$ 2,334.4	$ 2,235.3
Net earnings	33.1	69.3
Basic earnings per share	1.25	2.50
Diluted earnings per share	1.22	2.45

Goodwill

The changes in the carrying amount of goodwill by reportable segment (see Note 19) were as follows:

	Cereals, Crackers & Cookies	Dressings, Syrups, Jellies & Sauces	Snack Nuts & Candy	Frozen Bakery Products	Total
Balance, September 30, 2005	$ 84.9	$ 38.8	$ 54.5	$ 234.3	$ 412.5
Goodwill acquired	-	-	-	45.2	45.2
Currency translation adjustment	-	-	-	2.3	2.3
Balance, September 30, 2006	$ 84.9	$ 38.8	$ 54.5	$ 281.8	$ 460.0
Goodwill acquired	40.1	-	-	63.1	103.2
Purchase price allocation adjustment	-	-	-	1.7	1.7
Currency translation adjustment	-	-	-	4.4	4.4
Balance, September 30, 2007	$ 125.0	$ 38.8	$ 54.5	$ 351.0	$ 569.3

NOTE 3 – RESTRUCTURING CHARGES

In fiscal 2007, the Company closed its plant in Blue Island, IL, terminating 86 employees, and moved production to other facilities within the Frozen Bakery Products segment. In addition to employee termination benefits, charges for this project included costs to clean up the facility and a charge to write-off remaining inventories.

In fiscal 2005, the Company announced plans to close its plant in City of Industry, CA, and transfer much of the production to other facilities within the Dressings, Syrups, Jellies & Sauces segment. In addition to employee termination benefits for 65 employees, charges for this project included costs to clean up the facility, a charge to write off remaining inventories, and a $.1 accrual of the remaining lease payment obligations.

In fiscal 2004, the Company closed its plant in Kansas City, KS, terminating 42 employees, and moved production to other facilities within the Dressings, Syrups, Jellies & Sauces segment. In 2005, the carrying amount of the property was written down to management's revised estimate of the amount of net proceeds to be received when sold.

In fiscal 2003, Ralcorp announced its plans to close its in-store bakery (ISB) facility in Kent, WA, now part of the Frozen Bakery Products segment, and transfer production from that facility and two other ISB facilities to a new ISB plant located in Utah. This project, which included the termination of 68 employees, was completed in fiscal 2004. Restructuring costs included Kent operating lease termination costs recorded as a liability when the facility was vacated in 2003. The liability represented the present value of the remaining lease rentals (July 2003 through February 2007), reduced by estimated sublease rentals that could be reasonably obtained for the property. In fiscal 2004 and 2005, Ralcorp reduced its estimate of future sublease rentals, resulting in additional charges.

There were no restructuring reserves at September 30, 2007 or 2006. The following table details the amounts included in the statements of earnings as "Restructuring charges" for fiscal 2007, 2006, and 2005, along with the corresponding cumulative charges for these restructuring projects through September 30, 2007. No significant future charges are expected for any of these projects.

	2007	2006	2005	Cumulative
Blue Island - Employee termination benefits	$ .7	$ -	$ -	.7
Blue Island - Other associated charges	.2	-	-	.2
City of Industry - Employee termination benefits	-	-	.6	.6
City of Industry - Other associated charges	-	.1	.6	.7
Kansas City - Write-down of property to be sold	-	-	.6	.6
Kansas City - Employee termination benefits	-	-	-	.4
Kansas City - Other associated charges	-	-	.4	.6
ISB - Removal and relocation of equipment	-	-	-	2.0
ISB - Operating lease termination costs	-	-	.5	1.9
ISB - Write-off of abandoned property	-	-	-	1.1
ISB - Employee termination benefits	-	-	-	.2
	$ .9	$ .1	$ 2.7	$ 9.0

NOTE 4 – LITIGATION SETTLEMENT INCOME

The Company received payments in settlement of legal claims in fiscal 2005. Most of these claims related to antitrust litigation. These payments are shown net of related expenses as "Litigation settlement income" on the statements of earnings.

NOTE 5 – INCOME TAXES

The provision for income taxes consisted of the following:

	2007	2006	2005
Current:			
Federal	$ 40.9	$ 25.9	$ 31.1
State	2.8	1.9	3.5
Foreign	1.6	(.6)	-
	45.3	27.2	34.6
Deferred:			
Federal	(34.0)	1.9	2.3
State	(3.0)	(1.4)	(.3)
Foreign	(.8)	2.2	-
	(37.8)	2.7	2.0
Income taxes	7.5	29.9	36.6
Deferred income taxes on equity earnings (federal)	4.8	3.8	2.4
Total provision for income taxes	$ 12.3	$ 33.7	$ 39.0

A reconciliation of income taxes with amounts computed at the statutory federal rate follows:

	2007	2006	2005
Computed tax at federal statutory rate (35%)	$ 15.7	$ 35.7	$ 38.6
State income taxes, net of federal tax benefit	.1	.3	2.1
Domestic production activities deduction	(1.1)	(.9)	-
Benefit of foreign tax jurisdictions	(.5)	(1.2)	-
Adjustments to reserve for uncertain tax positions	(1.9)	(1.2)	(1.2)
Other, net (none in excess of 5% of computed tax)	-	1.0	(.5)
	$ 12.3	$ 33.7	$ 39.0

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets (liabilities) were as follows:

	September 30, 2007			September 30, 2006		
	Assets	Liabilities	Net	Assets	Liabilities	Net
Current:						
Accrued liabilities	$ 4.6	$ -	$ 4.6	$ 4.7	$ -	$ 4.7
Inventories	-	(10.1)	(10.1)	.4	-	.4
Other items	.3	-	.3	.6	-	.6
	4.9	(10.1)	(5.2)	5.7	-	5.7
Noncurrent:						
Property	-	(42.1)	(42.1)	-	(45.2)	(45.2)
Intangible assets	-	(43.9)	(43.9)	-	(38.5)	(38.5)
Equity investment in Vail	-	(32.5)	(32.5)	-	(27.8)	(27.8)
Forward sale contracts	40.9	-	40.9	4.9	-	4.9
Pension	2.9	-	2.9	6.1	-	6.1
Other postretirement benefits	6.8	-	6.8	6.7	-	6.7
Deferred compensation	16.4	-	16.4	8.0	-	8.0
Insurance reserves	5.4	-	5.4	4.6	-	4.6
State NOL and tax credit carryforwards	3.5	-	3.5	2.6	-	2.6
Other items	5.4	-	5.4	-	(.5)	(.5)
	81.3	(118.5)	(37.2)	32.9	(112.0)	(79.1)
Total deferred taxes	86.2	(128.6)	(42.4)	38.6	(112.0)	(73.4)
Valuation allowance (noncurrent)	(2.7)		(2.7)	(2.2)		(2.2)
Net deferred taxes	$ 83.5	$(128.6)	$ (45.1)	$ 36.4	$(112.0)	$ (75.6)

As of September 30, 2007, the Company had state operating loss carryforwards totaling approximately $23 which will expire in 2011 through 2026. As of September 30, 2007, the Company had state tax credit carryforwards totaling approximately $2.9, of which approximately $2.1 have no expiration date and the remainder will expire in 2012 through 2018. Due to the uncertainty of the realization of certain tax carryforwards (specifically due to a lack of evidence that sufficient taxable income will be generated in certain states), the Company carried a valuation allowance against these carryforward benefits in the amount of $1.7 as of September 30, 2007 (a reduction of $.2 from the corresponding valuation allowance of $1.9 recorded as of September 30, 2006), which is management's estimate of the amount of deferred tax assets that are not more likely than not to be realized.

For fiscal 2007, $41.0 of total earnings before income taxes was from domestic sources and $3.2 was from foreign sources. As of September 30, 2007, no provision for income taxes was made for approximately $7.3 of the cumulative undistributed earnings of the Company's Canadian subsidiaries (other than $1.0 of Canadian withholding taxes paid). Those earnings are not taxable in Canada (except for the 10% withholding tax required by treaty) and would become taxable in the U.S. only to the extent that they are repatriated in the future. Since the Company considers the undistributed earnings to be permanently invested in Canada, the related deferred tax liability (which is estimated to be between $2.5 and $3.0) has not been recorded, and a valuation allowance of $1.0 was recorded as of September 30, 2007 against the foreign tax credit for the Canadian withholding taxes paid (an increase of $.7 from the corresponding valuation allowance of $.3 recorded as of September 30, 2006, due to the additional credit generated during the year).

NOTE 6 – EQUITY INVESTMENT IN VAIL RESORTS, INC.

On January 3, 1997, the Company sold its ski resorts holdings (Resort Operations) to Vail Resorts, Inc. (Vail) in exchange for 7,554,406 shares of Vail common stock (NYSE:MTN). At the date of the exchange, the Company's equity interest in the underlying net assets of Vail exceeded the net book value of the net assets contributed by the Company to Vail by $37.5. This excess is being amortized ratably to the investment in Vail over 20 years. The unamortized excess was $17.4 and $19.2 as of September 30, 2007 and 2006, respectively. The amount of retained earnings that represents undistributed earnings of Vail was $35.0 and $26.1 as of September 30, 2007 and 2006, respectively.

On October 5, 2004, the Company entered into a Termination Agreement by and among Vail Resorts, Inc., the Company, and Apollo Ski Partners, L.P. In accordance with the Termination Agreement, the parties agreed to terminate the Shareholder Agreement dated as of January 3, 1997, as amended, by and among Vail, the Company, and Apollo, prior to its anticipated termination at the end of October or early November of 2004. Pursuant to the Termination Agreement, the Company's registration rights under the Shareholder Agreement survived for eighteen months from the date of the Termination Agreement (April 2006). The Company now may request that Vail register a portion or all of its shares. In addition, the Company is free to sell some or all of its shares in one or more private sales or through Rule 144 of the 1933 Securities Act.

On March 21, 2006, the Company sold 100,000 of its shares of Vail Resorts for a total of $3.8. The shares had a carrying value of $1.2, so the transaction resulted in a $2.6 pre-tax gain. As of September 30, 2007, 7,454,406 shares of Vail Resorts were still held by the Company but 4,950,100 shares were subject to forward sale contracts, as discussed in Note 7. As of September 30, 2007 and 2006, respectively, the carrying values of the Company's investment in Vail were $110.9 and $97.2 and the corresponding market values were $464.3 and $298.3.

Vail's fiscal year ends July 31, so the Company reports equity earnings on a two-month time lag. The Company's ownership percentages were 18.9% and 19.1% as of July 31, 2007 and 2006, respectively. Presently, two of the Company's directors (Messrs. Stiritz and Micheletto) serve as directors of Vail.

Vail's summarized financial information follows:

	Year Ended July 31, 2007	Year Ended July 31, 2006	Year Ended July 31, 2005
Net revenues	$ 940.5	$ 838.9	$ 810.0
Total operating expenses	812.3	733.6	721.7
Income from operations	$ 128.2	$ 105.3	$ 88.3
Net income	$ 61.4	$ 45.8	$ 23.1

	July 31, 2007	July 31, 2006
Current assets	$ 411.6	$ 326.0
Noncurrent assets	1,497.5	1,361.7
Total assets	$ 1,909.1	$ 1,687.7
Current liabilities	$ 319.6	$ 254.2
Noncurrent liabilities	847.8	758.1
Minority interest	27.7	32.6
Stockholders' equity	714.0	642.8
Total liabilities and stockholders' equity	$ 1,909.1	$ 1,687.7

NOTE 7 – FORWARD SALE CONTRACTS

During the quarter ended December 31, 2005, Ralcorp entered into a forward sale contract relating to 1.78 million shares of its Vail common stock. Under the contract, at the maturity dates (half on November 21, 2008 and half on November 22, 2010) the Company can deliver a variable number of shares of Vail stock (or cash) to the counterparty. During the quarter ended June 30, 2006, the Company entered into a similar agreement relating to 1.97 million additional shares of its Vail common stock, with maturity dates of November 18, 2009 and November 16, 2011. A third contract was entered into during the quarter ended December 31, 2006, relating to 1.2 million additional shares, with a maturity date of November 15, 2013. The calculation of the number of shares ultimately delivered will depend on the price of Vail shares at settlement and includes a price collar. Ralcorp received $50.5, $60.0, and $29.5, respectively, under the discounted advance payment feature of the contracts. Amortization of the corresponding $11.0, $15.5, and $17.6 discounts is included in "Interest expense, net" on the statements of earnings and totaled $8.3 in 2007 and $3.7 in 2006. At September 30, 2007, the fair value of the contracts was $249.5, included in "Other Liabilities" on the balance sheet. Because Ralcorp accounts for its investment in Vail Resorts using the equity method, these contracts, which are intended to hedge the future sale of those shares, are not eligible for hedge accounting. Therefore, any gains or losses on the contracts are immediately recognized in earnings.

NOTE 8 – EARNINGS PER SHARE

The following schedule shows common stock options and stock appreciation rights (SARs) which were outstanding and could potentially dilute basic earnings per share in the future but which were not included in the computation of diluted earnings per share for the periods indicated because to do so would have been antidilutive. See Note 18 for more information about outstanding options and SARs.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2007				
Stock options at $35.31 per share	10,281	-	-	-
Stock options at $45.25 per share	152,000	-	-	-
SARs at $48.99 per share	435,000	-	435,000	-
SARs at $56.56 per share	-	-	-	457,500
Fiscal 2006				
Stock options at $34.73 per share	25,701	25,701	25,701	-
Stock options at $35.31 per share	10,281	10,281	10,281	10,281
Stock options at $45.25 per share	161,000	161,000	157,000	152,000
Stock options at $42.00 per share	25,000	25,000	25,000	25,000
Stock options at $48.99 per share	-	-	-	25,000
SARs at $42.00 per share	400,000	400,000	395,000	392,500
SARs at $48.99 per share	-	-	-	435,000
Fiscal 2005				
Stock options at $45.25 per share	-	163,000	163,000	161,000
SARs at $42.00 per share	-	-	-	400,000

NOTE 9 – SUPPLEMENTAL EARNINGS STATEMENT AND CASH FLOW INFORMATION

	2007	2006	2005
Repair and maintenance expenses	$ 59.2	$ 49.2	$ 46.6
Advertising and promotion expenses	12.8	12.5	12.2
Research and development expenses	10.2	8.4	7.5
Interest paid	31.7	23.2	17.1
Income taxes paid, net of refunds	43.1	29.6	23.7
Income tax benefit of stock options exercised	2.2	4.5	7.2

Form 10-K

NOTE 10 – SUPPLEMENTAL BALANCE SHEET INFORMATION

	September 30, 2007	September 30, 2006
Receivables, net		
Trade	$ 70.7	$ 46.4
Other	25.9	20.8
	96.6	67.2
Allowance for doubtful accounts	(.6)	(.4)
	$ 96.0	$ 66.8
Inventories		
Raw materials and supplies	$ 106.2	$ 81.9
Finished products	123.1	117.2
	229.3	199.1
Allowance for obsolete inventory	(2.2)	(3.1)
	$ 227.1	$ 196.0
Other Current Liabilities		
Compensation	$ 25.3	$ 20.3
Advertising and promotion	10.1	15.0
Dividends payable	.1	.1
Other items	32.0	26.1
	$ 67.5	$ 61.5
Other Liabilities		
Forward sale contracts	249.5	124.0
Other items	93.2	76.2
	$ 342.7	$ 200.2

NOTE 11 – SALE OF RECEIVABLES

To reduce its long-term debt, on September 24, 2001 the Company entered into an agreement to sell, on an ongoing basis, all of its trade accounts receivable to a wholly owned, bankruptcy-remote subsidiary named Ralcorp Receivables Corporation (RRC). The accounts receivable of the Frozen Bakery Products segment and the recently acquired Medallion business have not been incorporated into the sale agreement and are not currently being sold to RRC. RRC can then sell up to $66.0 of ownership interests in qualifying receivables to a bank commercial paper conduit, which issues commercial paper to investors. Ralcorp continues to service the receivables as agent for RRC and the bank conduit. RRC is a qualifying special purpose entity under FAS 140, and the sale of Ralcorp receivables to RRC is considered a true sale for accounting, tax, and legal purposes. Therefore, the trade receivables sold and the related commercial paper borrowings are not recorded on Ralcorp's consolidated balance sheets. However, the Company's consolidated balance sheets reflect an investment in RRC that in substance represents a subordinated retained interest in the trade receivables sold. As of September 30, 2007, the outstanding balance of receivables (net of an allowance for doubtful accounts) sold to RRC was $101.1 and proceeds received from the conduit were $45.8, resulting in a retained interest of $55.3 reflected on the Company's consolidated balance sheet as an "Investment in Ralcorp Receivables Corporation." As of September 30, 2006, the outstanding balance of receivables sold to RRC was $93.3 and the Company elected not to sell any to the conduit, resulting in a subordinated retained interest of $93.3. Discounts related to the sale of receivables to the conduit totaled $2.3 and $.8 the years ended September 30, 2007 and September 30, 2006 respectively, and are included on the statements of earnings in "Selling, general and administrative expenses". Unless extended, the agreement will terminate in October 2008.

NOTE 12 – ALLOWANCES FOR DOUBTFUL ACCOUNTS AND OBSOLETE INVENTORY

	2007	2006	2005
Allowance for Doubtful Accounts			
Balance, beginning of year	$ .4	$ .3	$ .3
Provision charged to expense	-	(.7)	1.2
Write-offs, less recoveries	(.2)	.5	(1.2)
Acquisitions	.2	-	-
Transfers to Ralcorp Receivables Corporation	.2	.3	-
Balance, end of year	$ .6	$ .4	$ .3
Allowance for Obsolete Inventory			
Balance, beginning of year	$ 3.1	$ 3.0	$ 2.6
Provision charged to expense	4.9	5.2	5.1
Write-offs of inventory	(6.2)	(5.6)	(4.8)
Acquisitions	.4	.5	.1
Balance, end of year	$ 2.2	$ 3.1	$ 3.0

NOTE 13 – DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

Fair Values

The carrying amounts reported on the consolidated balance sheets for cash and cash equivalents, receivables and accounts payable approximate fair value because of the short maturities of these financial instruments. The carrying amount of the Company's variable rate long-term debt (see Note 14) approximates fair value because the interest rates are adjusted to market frequently. Based on the discounted amount of future cash flows, using Ralcorp's incremental rate of borrowing for similar debt, the Company's fixed rate debt (which had a carrying amount of $616.0 and $445.0 as of September 30, 2007 and 2006, respectively) had an estimated fair value of $608.9 and $451.9 as of September 30, 2007 and 2006, respectively. The Company's derivative financial instruments, which are used for the purpose of hedging commodity, interest rate, and foreign currency exposures in the normal course of business (see below), or for the purpose of hedging the market risk related to the Company's investment in Vail Resorts (see Note 7), are carried on the consolidated balance sheets at their estimated fair values.

Concentration of Credit Risk

The Company's primary concentration of credit risk is related to certain trade accounts receivable due from several highly leveraged or "at risk" customers. At September 30, 2007 and 2006, the amount of such receivables was immaterial. Consideration was given to the economic status of these customers when determining the appropriate allowance for doubtful accounts (see Note 12) and the fair value of the Company's subordinated retained interest in accounts receivable (see Note 11).

Hedging Activities

During fiscal 2007, activities qualifying for hedge accounting consisted of cash flow hedges on ingredient, packaging, and fuel purchases (options, futures, and swaps); variable interest payments (interest rate swap); and receipts of foreign currency-denominated accounts receivable (foreign exchange forwards). Hedge gains (net of hedge losses) totaling $32.0 were deferred into accumulated other comprehensive income, $3.8 of net gains were reclassified into earnings, and net losses of $.1 representing ineffectiveness were recorded in earnings as incurred.

During fiscal 2006, activities qualifying for hedge accounting consisted of cash flow hedges on ingredient, packaging, and fuel purchases (options, futures, and swaps); variable interest payments (interest rate swap); and receipts of foreign currency-denominated accounts receivable (foreign exchange forwards). Hedge gains (net of hedge losses) totaling $5.1 were deferred into accumulated other comprehensive income, $2.4 of net gains were reclassified into earnings, and net gains of $.3 representing ineffectiveness were recorded in earnings as incurred.

During fiscal 2005, hedging activities consisted of cash flow hedges on ingredient and packaging purchases (options, futures, and swaps) and on variable interest payments (interest rate swap). Hedge gains (net of hedge losses) totaling $2.4 were deferred into accumulated other comprehensive income, $.6 of expense was reclassified into earnings, and net gains of $.4 representing ineffectiveness were recorded in earnings as incurred.

NOTE 14 - LONG-TERM DEBT

Long-term debt consisted of the following at September 30:

	2007		2006	
	Balance Outstanding	Interest Rate	Balance Outstanding	Interest Rate
Fixed Rate Senior Notes, Series B	$ 116.0	4.24%	$ 145.0	4.24%
Fixed Rate Senior Notes, Series C	50.0	5.43%	50.0	5.43%
Fixed Rate Senior Notes, Series D	75.0	4.76%	75.0	4.76%
Fixed Rate Senior Notes, Series E	100.0	5.57%	100.0	5.57%
Fixed Rate Senior Notes, Series F	75.0	5.43%	75.0	5.43%
Floating Rate Senior Notes, Series G	50.0	5.95%	50.0	5.85%
Floating Rate Senior Notes, Series H	50.0	5.95%	50.0	5.85%
Fixed Rate Senior Notes, Series I-1	75.0	5.56%	-	n/a
Fixed Rate Senior Notes, Series I-2	25.0	5.58%	-	n/a
Fixed Rate Senior Notes, Series J	100.0	5.93%	-	n/a
Industrial Development Revenue Bond	5.6	3.84%	5.6	3.77%
$150 Revolving Credit Agreement	20.0	5.69%	-	n/a
Uncommitted credit arrangements	21.8	5.87%	1.8	6.19%
Other	.2	Various	.2	Various
	$ 763.6		$ 552.6	

On December 22, 2003, the Company issued Fixed Rate Senior Notes, Series B, Series C, and Series D, totaling $270.0. Series B comprises $145.0 of 4.24% notes due December 2010 with annual amortization of principal beginning December 2006. Series C comprises $50.0 of 5.43% notes with bullet maturity in December 2013. Series D comprises $75.0 of 4.76% notes due December 2013 with annual amortization of principal beginning in December 2007.

On December 21, 2005, the Company issued Fixed Rate Senior Notes, Series E and Series F, totaling $175.0. Series E comprises $100.0 of 5.57% notes due in 2015. Series F consists of $75.0 of 5.43% notes with maturity in 2012.

On February 22, 2006, the Company issued Floating Rate Senior Notes, Series G and Series H, totaling $100.0. The proceeds from this private placement debt were used to repay the Floating Rate Senior Notes, Series A. Borrowings under Series G and Series H incur interest at a rate of 3-month LIBOR plus 0.45%, adjusted quarterly, and mature on February 22, 2011.

On January 18, 2007, the Company issued Fixed Rate Senior Notes, Series I, totaling $100.0 in two tranches: $75.0 at 5.56% and $25.0 at 5.58%. One third of each tranche must be repaid on January 18, 2015, 2017, and 2019. On May 11, 2007, the Company issued Fixed Rate Senior Notes, Series J, comprised of $100.0 of 5.93% notes due in 2022.

The above note agreements are unsecured but contain certain representations, warranties, covenants, and conditions customary to agreements of this nature. The covenants include requirements that "Total Debt" not exceed 3.5 times "Adjusted EBITDA" and that "Consolidated Adjusted Net Worth" remain above a certain minimum amount (each term as defined in the note agreements). However, if the Company elects to pay additional interest, its ratio of "Total Debt" to "Adjusted EBITDA" may exceed the 3.5 to 1.0 limit, but be no greater than 4.0 to 1.0, for a period not to exceed 12 consecutive months. If these covenants are violated and cannot be remedied within the 30 days allowed, the noteholders may choose to declare any outstanding notes to be immediately due and payable.

Through the acquisition of The Red Wing Company, Inc. in 2000, the Company acquired an Industrial Development Revenue Bond in the amount of $5.6, which bears interest at a variable rate and matures on March 31, 2010.

On December 27, 2005, the Company entered into a new $150 Revolving Credit Agreement, replacing the similar agreement established on October 15, 2004. Borrowings under the new agreement incur interest at the Company's choice of either (1) LIBOR plus the applicable margin rate (currently 0.50%) or (2) the higher of (a) the federal funds rate plus 0.50% or (b) the prime rate. Such borrowings are unsecured and mature on December 27, 2010. The credit agreement calls for a commitment fee calculated as a percentage (currently 0.09%) of the unused portion, and contains certain representations, warranties, covenants, and conditions customary to credit facilities of this nature. The covenants include requirements that "EBIT" be at least three times "Consolidated Interest Expense", and that "Total Debt" not exceed 3.5 times "Adjusted EBITDA" (each term as defined in the agreement).

The Company has entered into uncommitted credit arrangements with banks that totaled $21.8 as of September 30, 2007. Borrowings under these arrangements typically have terms of less than a week. The amounts outstanding under these arrangements at September 30, 2007 matured October 1, 2007. Also as of September 30, 2007, $22.3 in letters of credit and surety bonds were outstanding with various financial institutions, principally related to self-insurance requirements.

As of September 30, 2007, aggregate maturities of long-term debt are as follows: $61.5 in fiscal 2008, $39.9 in fiscal 2009, $45.3 in fiscal 2010, $159.7 in fiscal 2011, $10.7 in fiscal 2012, and $446.5 thereafter. Based upon management's intent and ability to refinance amounts maturing in fiscal 2008 on a long-term basis, they were classified as long-term.

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company is a party to a number of legal proceedings in various state and federal jurisdictions. These proceedings are in varying stages and many may proceed for protracted periods of time. Some proceedings involve complex questions of fact and law. Additionally, the operations of the Company, like those of similar businesses, are subject to various federal, state, and local laws and regulations intended to protect public health and the environment, including air and water quality and waste handling and disposal.

Pending legal liability, if any, from these proceedings cannot be determined with certainty; however, in the opinion of Company management, based upon the information presently known, the ultimate liability of the Company, if any, arising from the pending legal proceedings, as well as from asserted legal claims and known potential legal claims which are likely to be asserted, taking into account established accruals for estimated liabilities (if any), are not expected to be material to the Company's consolidated financial position, results of operations or cash flows. In addition, while it is difficult to quantify with certainty the potential financial impact of actions regarding expenditures for compliance with regulatory matters, in the opinion of management, based upon the information currently available, the ultimate liability arising from such compliance matters should not be material to the Company's consolidated financial position, results of operations or cash flows.

Additionally, the Company has retained certain potential liabilities associated with divested businesses (its former branded cereal business and ski resort business). Presently, management believes that taking into account applicable liability caps, sharing arrangements with acquiring entities and the known facts and circumstances regarding the retained liabilities, potential liabilities of the divested businesses should not be material to the Company's consolidated financial position, results of operations or cash flows.

Lease Commitments

Future minimum rental payments under noncancelable operating leases in effect as of September 30, 2007 were $9.7, $8.1, $6.5, $6.0, $5.8, and $21.2 for fiscal 2008, 2009, 2010, 2011, 2012, and thereafter, respectively.

Rent expense for all operating leases was $18.6, $11.2, and $11.4 in fiscal 2007, 2006, and 2005, respectively, net of sublease income of $.1, $.1, and $.8 in fiscal 2007, 2006, and 2005, respectively.

Container Supply Agreement

During fiscal 2002, the Company entered into a ten-year agreement to purchase certain containers from a single supplier. It is believed that the agreement was related to the supplier's financing arrangements regarding the container facility. The Company's total purchases under the agreement were $26.2 in fiscal 2007, $23.7 in fiscal 2006, and $15.8 in fiscal 2005. Generally, to avoid a shortfall payment requirement, the Company must purchase approximately 223 million additional containers by the end of the ten-year term. The minimum future payment obligation cannot be determined at this time, but is currently estimated at $1.6.

Form 10-K

Other Contingencies

In connection with the sale of the Company's Resort Operations in 1997, Vail assumed the obligation to repay, when due, certain indebtedness of Resort Operations consisting of the following: Series 1990 Sports Facilities Refunding Revenue Bonds in the aggregate principal amount of $19.0, maturing in installments in 2006 and 2008, bearing an interest rate of 7.75% for bonds maturing in fiscal 2007 and 7.875% for bonds maturing in fiscal 2009; and Series 1991 Sports Facilities Refunding Revenue Bonds in the aggregate principal amount of $1.5, bearing interest at 7.375% and maturing in 2011 (collectively, "Resort Operations Debt"). The Resort Operations Debt is guaranteed by Ralston Purina Company (Ralston). Pursuant to an Agreement and Plan of Reorganization signed when the Company was spun-off from Ralston in 1994, the Company agreed to indemnify Ralston for any liabilities associated with the guarantees. To facilitate the sale of the Company's branded cereal business to General Mills in 1997, General Mills acquired the legal entity originally obligated to so indemnify Ralston. Pursuant to the Reorganization Agreement with General Mills, however, the Company has agreed to indemnify General Mills for any liabilities it may incur with respect to indemnifying Ralston relating to aforementioned guarantees. Presently, management believes there is not a significant likelihood that Vail will default on its repayment obligations with respect to the Resort Operations Debt.

NOTE 16 – PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company sponsors qualified and supplemental noncontributory defined benefit pension plans and other postretirement benefit plans for certain of its employees. The Company uses the fiscal year end as the measurement date for the plans.

On September 30, 2007, the Company adopted FAS 158 which requires the Company to recognize the funded status of defined postretirement benefit plans as an asset or liability on the balance sheet and requires any unrecognized prior service cost and actuarial gains/losses to be recognized in accumulated other comprehensive income. The following table illustrates the incremental effect of applying FAS 158 on individual line items of the consolidated balance sheet.

	September 30, 2007		
	Prior to Adopting FAS 158	Effect of Adopting FAS 158	As Reported
Other assets	$ 70.7	$ (27.6)	$ 43.1
Other current liabilities	65.4	2.1	67.5
Noncurrent deferred income tax liability	52.0	(12.1)	39.9
Other liabilities	340.1	2.6	342.7
Accumulated other comprehensive income	37.5	(20.2)	17.3

The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ending September 30, 2007, and a statement of the funded status as of September 30 of both years.

	Pension Benefits		Other Benefits	
	2007	2006	2007	2006
Change in benefit obligation				
Benefit obligation at beginning of year	$ 191.2	$ 188.0	$ 21.9	$ 30.2
Service cost	2.6	2.4	.1	.2
Interest cost	11.1	10.5	1.3	1.6
Actuarial (gain) loss	(8.8)	(.5)	1.2	(8.3)
Benefit payments	(8.8)	(9.2)	(1.4)	(1.8)
Benefit obligation at end of year	$ 187.3	$ 191.2	$ 23.1	$ 21.9
Change in fair value of plan assets				
Fair value of plan assets at beginning of year	$ 169.2	$ 139.6	$ -	$ -
Actual return on plan assets	23.9	13.2	-	-
Employer contributions	.6	25.6	1.4	1.8
Benefit payments	(8.8)	(9.2)	(1.4)	(1.8)
Fair value of plan assets at end of year	$ 184.9	$ 169.2	$ -	$ -
Funded status	$ (2.4)	$ (22.1)	$ (23.1)	$ (21.9)
Unrecognized net actuarial loss	31.0	53.4	4.9	3.8
Unrecognized prior service cost	-	-	(.1)	(.1)
Net amount recognized in retained earnings	$ 28.6	$ 31.3	$ (18.3)	$ (18.2)
Amounts recognized in consolidated balance sheets				
Other assets	$ 5.6	$ -	$ -	$ -
Other current liabilities	(.6)	-	(1.5)	-
Other liabilities	(7.4)	(17.8)	(21.6)	(18.2)
Accumulated other comprehensive loss	31.0	49.1	4.8	-
Net amount recognized	$ 28.6	$ 31.3	$ (18.3)	$ (18.2)
Amounts recognized in accumulated other comprehensive loss				
Net actuarial loss	$ 31.0	$ -	$ 4.9	$ -
Prior service cost	-	-	(.1)	-
Minimum pension liability	-	49.1	-	-
Total	$ 31.0	$ 49.1	$ 4.8	$ -
Weighted-average assumptions used to determine benefit obligation				
Discount rate	6.15%	5.95%	6.15%	5.95%
Rate of compensation increase	3.25%	3.50%	3.25%	3.50%

For September 30, 2007 measurement purposes, the assumed annual rate of increase in the future per capita cost of covered health care benefits was 8% for 2008, declining gradually to an ultimate rate of 5% for 2014 and beyond. For September 30, 2006 measurement purposes, the assumed annual rate of increase in the future per capita cost of covered health care benefits was 8% for 2007, declining gradually to an ultimate rate of 5% for 2010 and beyond. A 1% change in assumed health care cost trend rates would result in a corresponding change in the accumulated postretirement benefit obligation at September 30, 2007 of approximately $1.7 and in the total service and interest cost components for fiscal 2007 of approximately $.1.

The aggregate accumulated benefit obligation for pension plans was $182.7 at September 30, 2007, and $186.9 at September 30, 2006. The accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets at September 30, 2007 and 2006 were:

	2007	2006
Accumulated benefit obligation	$ 8.1	$ 186.9
Fair value of plan assets	-	169.2

As of September 30, 2007, expected future benefit payments and related federal subsidy receipts (Medicare Part D) in the next ten fiscal years were as follows:

	2008	2009	2010	2011	2012	2013-2017
Pension benefits	$ 9.1	$ 8.3	$ 9.0	$10.2	$11.2	$64.3
Other benefits	1.7	1.6	1.7	1.7	1.8	9.8
Subsidy receipts	(.2)	(.2)	(.2)	(.2)	(.2)	(1.2)

Other than those made as benefit payments in unfunded plans, no contributions are currently expected to be paid to the plans during fiscal 2008.

The following table provides the components of net periodic benefit cost for the plans. The estimated net loss expected to be amortized from accumulated other comprehensive income into net periodic benefit cost during 2008 related to pension and other benefits is $2.5 and $.2, respectively.

	Pension Benefits			Other Benefits		
	2007	2006	2005	2007	2006	2005
Service cost	$ 2.6	$ 2.4	$ 2.3	$ .1	$ .2	$ .1
Interest cost	11.1	10.5	9.6	1.3	1.6	1.3
Expected return on plan assets	(14.5)	(12.2)	(11.6)	-	-	-
Amortization of:						
Net loss	4.2	4.6	2.6	.1	.7	.4
Transition asset	-	-	(.1)	-	-	-
Net periodic benefit cost	$ 3.4	$ 5.3	$ 2.8	$ 1.5	$ 2.5	$ 1.8
Weighted-average assumptions used to determine net benefit cost						
Discount rate	5.95%	5.70%	6.00%	5.95%	5.70%	6.00%
Rate of compensation increase	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%
Expected return on plan assets	9.00%	9.00%	9.00%	n/a	n/a	n/a

The expected return on pension plan assets was determined based on historical and expected future returns of the various asset classes, using the target allocation. The broad target allocations are 70% equity securities (comprised of 56% U.S. equities and 14% foreign equities) and 30% debt securities. At September 30, 2007, equity securities were 71.8% and debt securities were 28.2% of the fair value of total plan assets, approximately 90% of which was invested in passive index funds. At September 30, 2006, equity securities were 70.9% and debt securities were 29.1%. The allocation guidelines were established based on the Company's determination of the appropriate risk posture and long-term objectives.

In addition to the defined benefit plans described above, Ralcorp sponsors defined contribution [401(k)] plans under which it makes matching and profit sharing contributions. The costs of these plans were $5.9, $6.0, and $5.9 for the years ended September 30, 2007, 2006, and 2005, respectively. The Company contributed $1.1, $1.1, and $1.0 to multiemployer pension plans in the years ended September 30, 2007, 2006, and 2005, respectively.

NOTE 17 - SHAREHOLDERS' EQUITY

During the last three days of fiscal 2007, the Company repurchased 50,000 shares of its common stock on the open market at a total cost of $2.8, but the trades were not settled until the first three business days of fiscal 2008. Those stock repurchases were not reflected in the Company's financial statements as of and for the year ended September 30, 2007, but will be reflected in fiscal 2008. Similarly, during the last three days of fiscal 2005, the Company repurchased 24,700 shares of its common stock on the open market at a total cost of $1.0, but the trades were not settled until the first three business days of fiscal 2006. Those stock repurchases were not reflected in the Company's financial statements as of and for the year ended September 30, 2005, but were reflected in fiscal 2006.

The Company has not issued any shares of preferred stock. The terms of any series of preferred stock (including but not limited to the dividend rate, voting rights, convertibility into other Company securities, and redemption) may be set by the Company's Board of Directors.

At September 30, 2007, accumulated other comprehensive income included a $21.3 net gain on cash flow hedging instruments after taxes and a $18.5 foreign currency translation adjustment after taxes, partially offset by $22.5 in net postretirement benefit liability adjustments after taxes (see Note 16). At September 30, 2006, accumulated other comprehensive loss included $31.2 in net minimum pension liability adjustments after taxes, partially offset by a $3.6 net gain on cash flow hedging instruments after taxes and a $3.9 foreign currency translation adjustment after taxes.

NOTE 18 – STOCK-BASED COMPENSATION PLANS

On February 8, 2007, the Company's shareholders adopted the 2007 Incentive Stock Plan (Plan), which reserves shares to be used for various stock-based compensation awards and replaces the 2002 Incentive Stock Plan. The Plan provides that eligible employees may receive stock option awards, stock appreciation rights and other stock awards payable in whole or part by the issuance of stock. At September 30, 2007, 1,849,347 shares were available for future awards under the Plan, excluding the potential reduction due to future exercises of stock appreciation rights or to future distributions from deferred compensation plans (discussed herein).

Total compensation cost for share-based payment arrangements recognized in the year ended September 30, 2007 was $8.2, and the related recognized deferred tax benefit was $3.1. As of September 30, 2007, the total compensation cost related to nonvested awards not yet recognized was $31.8, which is expected to be recognized over a weighted average period of 2.1 years.

Stock Options

Changes in nonqualified stock options outstanding are summarized in the following table. Most of the options are exercisable beginning from three to nine years after date of grant and have a maximum term of ten years.

	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at September 30, 2006	1,720,505	$ 25.56		
Granted	-	-		
Exercised	(163,620)	20.58		
Forfeited	(3,928)	38.46		
Expired	(2,000)	45.25		
Outstanding at September 30, 2007	1,550,957	26.03	4.8 years	$ 46.2
Exercisable at September 30, 2007	584,476	22.59	4.1 years	19.4

Form 10-K

The fair value of each option was estimated on the date of grant using the Black-Scholes valuation model, which uses assumptions of expected option life (term), expected stock price volatility, risk-free interest rate, and expected dividends. The expected option life, or expected term, is estimated based on the award's vesting period and contractual term, along with historical exercise behavior on similar awards. Expected volatilities are based on historical volatility trends and other factors. The risk-free rate is the interpolated grant date U.S. Treasury rate for a term equal to the expected option life. The weighted average assumptions and fair values for options granted each year were as follows:

	2006	2005
Expected option life	7.7 yrs	5.7 yrs
Expected stock price volatility	23.50%	29.07%
Risk-free interest rate	4.62%	3.84%
Expected dividends	0%	0%
Fair value (per share)	$18.49	$15.25

The Company uses treasury shares to settle options exercised. The total intrinsic value of stock options exercised was $6.2, $12.6, and $19.8 in fiscal 2007, 2006, and 2005, respectively.

Stock Appreciation Rights

Information about the Company's stock appreciation rights (SARs) is summarized in the following table. Upon exercise, the SAR holder will receive the number of shares of Ralcorp common stock equal in value to the difference between the exercise price and the fair market value at the date of exercise, less all applicable taxes.

	Stock Appreciation Rights	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at September 30, 2006	827,500	$ 45.67		
Granted	457,500	56.56		
Exercised	-	-		
Forfeited	-	-		
Outstanding at September 30, 2007	1,285,000	49.55	9.0 years	$ 8.1
Exercisable at September 30, 2007	2,500	42.00	2.5 years	-

The fair value of each SAR was estimated on the date of grant using the Black-Scholes valuation model, as described under the heading "Stock Options" above. The weighted average assumptions and fair values for SARs granted each year were as follows:

	2007	2006	2005
Expected term	6.0 years	6.0 yrs	6.0 yrs
Expected stock price volatility	29.00%	23.50%	22.50%
Risk-free interest rate	4.30%	4.58%	4.17%
Expected dividends	0%	0%	0%
Fair value (per right)	$21.22	$16.70	$13.55

The Company uses treasury shares to settle SARs exercised. There were no SARs exercised in fiscal 2007 or 2005, and the value of SARs exercised in fiscal 2006 was less than $.1.

Restricted Stock Awards

Information about the Company's restricted stock awards (nonvested stock) is summarized in the following table. Approximately 42,000 shares are scheduled to vest in each of fiscal 2011, 2012, and 2013, and an additional 47,000 shares are scheduled to vest in each of fiscal 2014, 2015, and 2016, but would vest immediately in the event of retirement or involuntary termination (other than for cause). The grant date market value of each award is recorded as a reduction of shareholders' equity and amortized on a straight-line basis over the expected vesting period. The total fair value of restricted stock awards that vested during fiscal 2007, 2006, and 2005 was zero, zero, and $.2, respectively.

	Number	Weighted Average Grant Date Fair Value
Nonvested at September 30, 2006	150,987	$ 36.11
Granted	141,981	64.21
Vested	-	
Forfeited	-	
Nonvested at September 30, 2007	292,968	49.73

Pro Forma Information

Prior to October 1, 2005, the Company recognized stock-based compensation in accordance with APB 25, which required the use of the intrinsic value method. Accordingly, no compensation expense was recognized in prior periods for the stock options granted, since the exercise price was equal to the fair market value of the shares at the grant date. No compensation expense was recognized before October 1, 2005 for the stock appreciation rights granted September 29, 2005 because the stock price at September 30, 2005 was lower than the grant price. Compensation expense was recognized under APB 25 for the cost of restricted stock awards. If the Company had used the fair value method required by FAS 123(R) for all stock-based compensation awards, net earnings and earnings per share would have been reduced as shown in the following table.

	2005
Net earnings, as reported	$ 71.4
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects	.4
Deduct: Total stock-based employee compensation expense determined under fair value based method, net of related tax effects	(2.9)
Pro forma net earnings	$ 68.9
Earnings per share:	
Basic - as reported	$ 2.41
Basic - pro forma	$ 2.33
Diluted - as reported	$ 2.34
Diluted - pro forma	$ 2.26

Deferred Compensation

The Incentive Stock Plan provides for deferred compensation plans for non-management directors and key employees, as well as an Executive Savings Investment Plan.

Under the Deferred Compensation Plan for Non-Management Directors, any non-management director may elect to defer, within certain limitations, his retainer and fees until retirement or other termination of his directorship. Deferrals may be made in Ralcorp common stock equivalents (Equity Option) or in cash under a number of funds operated by The Vanguard Group Inc. with a variety of investment strategies and objectives (Vanguard Funds). Deferrals in the Equity Option receive a 33 1/3% Company matching contribution that is fully vested. All distributions under this plan are paid in cash.

Under the Deferred Compensation Plan for Key Employees, eligible employees may elect to defer payment of all or a portion of their bonus until some later date. Deferrals may be made in the Equity Option or in the Vanguard Funds. Under this plan, deferrals into the Equity Option are distributed in Ralcorp stock, while deferrals into the Vanguard Funds are distributed in cash.

The Executive Savings Investment Plan allows eligible employees to defer up to 44% of their cash compensation. Once they have reached the legislated maximum annual pre-tax contribution to the Company's Savings Investment Plan [401(k)] or their compensation exceeds the legislated maximum compensation that can be recognized under that plan, they are eligible to defer an additional 2% to 6% of their cash compensation, a portion of which receives a Company matching contribution that vests at a rate of 25% for each year of Company service. Deferrals may be made in the Equity Option or in the Vanguard Funds. Under this plan, deferrals into the Equity Option are distributed in Ralcorp stock, while deferrals into the Vanguard Funds are distributed in cash.

The Cottage Bakery Inc. Employee Supplemental Retention Plan for the Ralcorp Holdings, Inc. Transaction and The Cottage Bakery Inc. Management Incentive Plan for the Ralcorp Holdings, Inc. Transaction were created and funded by the management of Cottage Bakery, Inc. immediately prior to the acquisition of Cottage Bakery, Inc. by the Company. Initial awards under the Cottage Bakery Inc. Employee Supplemental Retention Plan for the Ralcorp Holdings, Inc. Transaction were $7.4 with a benefit obligation at September 30, 2007 of $7.7. Initial awards under the Cottage Bakery Inc. Management Incentive Plan for the Ralcorp Holdings, Inc. Transaction were $7.5 with a benefit obligation at September 30, 2007 of $7.9. Assets equal to these obligations are held in trust by the Vanguard Fiduciary Trust Company and are invested entirely in the Vanguard Federal Money Market Fund. The plans require the payment of all Plan balances by December 10, 2009.

Matching contributions related to these deferred compensation plans resulted in additional compensation expense of approximately $.3, $.3, and $.2 for fiscal 2007, 2006, and 2005, respectively. Market adjustments to the liability and investment related to these plans resulted in pretax expense of $.9, $.7, and $.7 for fiscal 2007, 2006, and 2005, respectively.

NOTE 19 – SEGMENT INFORMATION

The Company's operating segments offer different products and are generally managed separately. These operating segments have been aggregated to present the Company's reportable segments – Cereals, Crackers & Cookies; Frozen Bakery Products; Dressings, Syrups, Jellies & Sauces; and Snack Nuts & Candy. The Ralston Foods and Bremner operating segments have similar economic characteristics and have been aggregated based on the criteria in FAS 131; however, separate sales data has been disclosed to provide additional information regarding the Cereals, Crackers & Cookies reportable segment. The Company evaluates each segment's performance based on its profit contribution, which is profit or loss from operations before income taxes, interest, certain costs related to restructuring activities, and other unallocated corporate income and expenses.

The accounting policies of the segments are the same as those described in Note 1. The Company's revenues were primarily generated by sales within the United States; foreign sales were immaterial (less than 1% of total net sales). As of September 30, 2007, all of the net carrying value of the Company's long-lived assets were located in the United States except for approximately $43.0 of property located in Canada. There were no material intersegment revenues (approximately 1% of total net sales). In fiscal 2007, one customer accounted for $332.7, or approximately 15%, of total net sales. Each of the segments sells products to this major customer.

The table below presents information about reportable segments as of and for the years ended September 30. Note that "Additions to property and intangibles" excludes additions through business acquisitions (see Note 2).

	2007	2006	2005
Net sales			
Ralston Foods	$ 609.9	$ 452.3	$ 389.8
Bremner	325.1	325.3	327.4
Cereals, Crackers & Cookies	935.0	777.6	717.2
Frozen Bakery Products	619.6	442.8	334.8
Dressings, Syrups, Jellies & Sauces	424.4	389.2	389.9
Snack Nuts & Candy	254.4	240.6	233.2
Total	$ 2,233.4	$ 1,850.2	$ 1,675.1
Profit contribution			
Cereals, Crackers & Cookies	$ 87.3	$ 77.6	$ 69.1
Frozen Bakery Products	70.4	50.6	49.3
Dressings, Syrups, Jellies & Sauces	13.7	12.2	12.3
Snack Nuts & Candy	21.9	17.2	21.9
Total segment profit contribution	193.3	157.6	152.6
Interest expense, net	(42.3)	(28.1)	(16.5)
Loss on forward sale contracts	(87.7)	(9.8)	-
Gain on sale of securities	-	2.6	-
Restructuring charges	(.9)	(.1)	(2.7)
Accelerated depreciation	-	(1.1)	(2.4)
Litigation settlement income	-	-	1.8
Systems upgrades and conversions	(.5)	(3.4)	(7.0)
Stock-based compensation expense	(8.2)	(5.7)	(.7)
Other unallocated corporate expenses	(23.2)	(20.8)	(21.6)
Earnings before income taxes and equity earnings	$ 30.5	$ 91.2	$ 103.5
Additions to property and intangibles			
Cereals, Crackers & Cookies	$ 21.4	$ 26.6	$ 24.8
Frozen Bakery Products	20.4	24.6	12.0
Dressings, Syrups, Jellies & Sauces	3.8	.8	4.7
Snack Nuts & Candy	3.2	3.5	3.7
Corporate	2.9	2.8	11.7
Total	$ 51.7	$ 58.3	$ 56.9
Depreciation and amortization			
Cereals, Crackers & Cookies	$ 32.7	$ 28.0	$ 24.0
Frozen Bakery Products	33.3	21.8	15.1
Dressings, Syrups, Jellies & Sauces	8.2	8.5	8.7
Snack Nuts & Candy	3.5	3.1	2.7
Corporate	4.7	5.4	5.3
Total	$ 82.4	$ 66.8	$ 55.8
Assets, end of year			
Cereals, Crackers & Cookies	$ 531.3	$ 374.6	$ 370.9
Frozen Bakery Products	811.4	600.1	447.2
Dressings, Syrups, Jellies & Sauces	140.5	146.3	150.5
Snack Nuts & Candy	106.8	107.8	114.8
Total segment assets	1,590.0	1,228.8	1,083.4
Investment in Ralcorp Receivables Corporation	55.3	93.3	42.5
Investment in Vail Resorts, Inc.	110.9	97.2	87.6
Other unallocated corporate assets	96.9	88.2	56.0
Total	$ 1,853.1	$ 1,507.5	$ 1,269.5

Form 10-K

NOTE 20 - QUARTERLY FINANCIAL DATA (UNAUDITED)

The results for any single quarter are not necessarily indicative of the Company's results for any other quarter or the full year. Due to the Company's equity interest in Vail (see Note 6), which typically yields more than the entire year's equity income during the Company's second and third fiscal quarters, net earnings of the Company are seasonal. In addition, certain aspects of the Company's operations (especially in the Snack Nuts & Candy segment, hot cereal portion of the Cereal, Crackers & Cookies segment, and in-store bakery portion of the Frozen Bakery Products segment) are somewhat seasonal with a higher percentage of sales and segment profit contribution expected to be recorded in the first and fourth fiscal quarters. Selected quarterly financial data is shown below. The gain (loss) on forward sale contracts, gain on sale of securities, and restructuring charges are unusual or infrequently occurring items and are described in Note 7, Note 6, and Note 3, respectively.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Fiscal 2007					
Net sales	$ 522.7	$ 519.0	$ 583.5	$ 608.2	$ 2,233.4
Gross profit	105.8	98.5	107.8	102.1	414.2
Loss on forward sale contracts	(17.9)	(34.6)	(29.8)	(5.4)	(87.7)
Restructuring charges	-	-	-	(.9)	(.9)
Net earnings	7.6	.5	11.6	12.2	31.9
Diluted earnings per share	.28	.02	.43	.46	1.17
Fiscal 2006					
Net sales	$ 464.0	$ 438.7	$ 462.4	$ 485.1	$ 1,850.2
Gross profit	85.0	81.7	88.8	97.5	353.0
Gain (loss) on forward sale contracts	.8	(6.2)	3.7	(8.1)	(9.8)
Gain on sale of securities	-	2.6	-	-	2.6
Restructuring charges	-	-	-	(.1)	(.1)
Net earnings	9.7	13.9	30.2	14.5	68.3
Diluted earnings per share	.32	.48	1.12	.53	2.41

NOTE 21 – SUBSEQUENT EVENT

On November 15, 2007, we announced the signing of a definitive agreement with Kraft Foods Inc. to merge Post ready-to-eat cereals into Ralcorp in an all-stock transaction. After the merger, Kraft shareholders will own approximately 54 percent and current Ralcorp shareholders will own approximately 46 percent of the combined company. Further, Ralcorp will assume approximately $960 million of debt. The transaction is subject to customary closing conditions, including regulatory and Ralcorp shareholder approvals. Closing is expected to occur in mid-2008.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

The Company's management, with the participation of the Company's Co-Chief Executive Officers and its Controller and Chief Accounting Officer, evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of September 30, 2007. Based upon that evaluation, the Co-Chief Executive Officers and the Controller and Chief Accounting Officer have concluded that, as of September 30, 2007, the Company's disclosure controls and procedures were effective to provide reasonable assurance that information that is required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

There were no changes in our internal control over financial reporting during our fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

A Report of Management Responsibilities as well as Management's Report on Internal Control over Financial Reporting, together with the attestation report thereon of PricewaterhouseCoopers LLP, is provided in Item 8 of this report and is incorporated herein by reference.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information regarding directors under the headings "ELECTION OF DIRECTORS," "INFORMATION ABOUT RALCORP'S BOARD OF DIRECTORS," "BOARD GOVERNANCE," and "OTHER MATTERS – Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Notice of Annual Meeting and Proxy Statement (to be filed) is hereby incorporated by reference. Information regarding Executive Officers of the Company is included under Item 4A of Part I.

ITEM 11. EXECUTIVE COMPENSATION

Information appearing under the headings "EXECUTIVE COMPENSATION" and "DIRECTOR COMPENSATION" in the Company's Notice of Annual Meeting and Proxy Statement (to be filed) is hereby incorporated by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The discussion of the security ownership of certain beneficial owners and management appearing under the headings "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS" and "SECURITY OWNERSHIP OF MANAGEMENT" and equity compensation plan information under the heading "EQUITY COMPENSATION PLAN INFORMATION FOR FISCAL YEAR END" in the Company's Notice of Annual Meeting and Proxy Statement (to be filed) is hereby incorporated by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information appearing under the heading "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" and "BOARD GOVERNANCE" of the Company's Notice of Annual Meeting and Proxy Statement (to be filed) is hereby incorporated by reference.

Form 10-K

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information under the heading "OTHER MATTERS – Fees Paid To PricewaterhouseCoopers LLP" in the Company's Notice of Annual Meeting and Proxy Statement (to be filed) is hereby incorporated by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Documents filed as a part of this report:

1. Financial Statements. The following are filed as a part of this document under Item 8.

   -Management's Report on Internal Control over Financial Reporting
   -Report of Independent Registered Public Accounting Firm
   -Consolidated Statements of Earnings for years ended September 30, 2007, 2006 and 2005
   -Consolidated Balance Sheets at September 30, 2007 and 2006
   -Consolidated Statements of Cash Flows for years ended September 30, 2007, 2006 and 2005
   -Consolidated Statements of Shareholders' Equity for the three years ended September 30, 2007
   -Notes to Consolidated Financial Statements

2. Financial Statement Schedules.

   -Consolidated financial statements of Vail Resorts, Inc. and its subsidiaries at July 31, 2007 and 2006, and for each of the three years in the period ended July 31, 2007
   -Schedules not included have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

3. Exhibits. See the Exhibit Index that appears at the end of this document and which is incorporated herein. Exhibits 10.12 through 10.61 are management compensation plans or arrangements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, Ralcorp Holdings, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RALCORP HOLDINGS, INC.

By: /s/ KEVIN J. HUNT	/s/ DAVID P. SKARIE
Kevin J. Hunt	David P. Skarie
Co-Chief Executive Officer and President	Co-Chief Executive Officer and President

November 29, 2007

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints C. G. Huber, Jr. and T. G. Granneman and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resolution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ KEVIN J. HUNT Kevin J. Hunt	Director and Co-Chief Executive Officer and President (Principal Executive Officer)	November 29, 2007
/s/ DAVID P. SKARIE David P. Skarie	Director and Co-Chief Executive Officer and President (Principal Executive Officer)	November 29, 2007
/s/ THOMAS G. GRANNEMAN Thomas G. Granneman	Corporate Vice President and Controller (Principal Accounting Officer)	November 29, 2007
/s/ BILL G. ARMSTRONG Bill G. Armstrong	Director	November 29, 2007
/s/ DAVID R. BANKS David R. Banks	Director	November 29, 2007
/s/ JACK W. GOODALL Jack W. Goodall	Director	November 29, 2007
/s/ DAVID W. KEMPER David W. Kemper	Director	November 29, 2007
/s/ RICHARD A. LIDDY Richard A. Liddy	Director	November 29, 2007
/s/ JOE R. MICHELETTO Joe R. Micheletto	Director	November 29, 2007
/s/ WILLIAM P. STIRITZ William P. Stiritz	Director	November 29, 2007

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
*3.1	Restated Articles of Incorporation of Ralcorp Holdings, Inc. (Filed as Exhibit 3.1 to the Company's Form 10-Q for the period ended December 31, 1996).
*3.2	Bylaws of Ralcorp Holdings, Inc. (Filed as Exhibit 99.1 to the Company's Form 8-K filed June 7, 2007).
*10.1	$150,000,000 Credit Agreement among Ralcorp Holdings, Inc., the lenders named therein, and JP Morgan Bank, as Agent, dated as of October 5, 2004 (Filed as Exhibit 99.1 to the Company's Form 8-K dated as of October 21, 2004).
*10.2	Reorganization Agreement dated as of January 31, 1997 by and among Ralcorp Holdings, Inc., New Ralcorp Holdings, Inc., Ralston Foods, Inc., Chex, Inc. and General Mills, Inc. (Filed as Exhibit 10.2 to the Company's Form 10-Q for the period ended December 31, 1997).
*10.3	Receivables Purchase Agreement dated as of September 25, 2001 among Ralcorp Receivables Corporation, Ralcorp Holdings, Inc., Falcon Asset Securitization Corporation and Bank One, N.A. (Filed as Exhibit 10.4 to the Company's Form 10-K for the year ended September 30, 2001).
*10.4	Amendment No. 5 to Receivables Purchase Agreement dated as of September 25, 2001 among Ralcorp Receivables Corporation, Ralcorp Holdings, Inc., Falcon Asset Securitization Corporation and Bank One, N.A. dated October 20, 2005. (Filed as Exhibit 10.4 to the Company's Form 10-K for the year ended September 30, 2005).
*10.5	Amendment No. 6 to Receivables Purchase Agreement dated October 19, 2006 among Ralcorp Holdings, Inc., Ralcorp Receivables Corporation, Falcon Asset Securitization Company LLC, formerly known as Falcon Asset Securitization Corporation and JPMorgan Chase Bank, N.A., successor by merger to Bank One, NA (Filed as Exhibit 10.1 to the Company's Form 8-K filed on October 25, 2006).
10.6	Amendment No. 7 to Receivables Purchase Agreement dated October 18, 2007 among Ralcorp Holdings, Inc., Ralcorp Receivables Corporation, Falcon Asset Securitization Company LLC, formerly known as Falcon Asset Securitization Corporation and JPMorgan Chase Bank, N.A., successor by merger to Bank One, NA.
*10.7	Agreement and Plan of Merger dated as of August 13, 1996 by and among Ralcorp Holdings, Inc., General Mills, Inc. and General Mills Missouri, Inc. (Filed as Exhibit 2.6 to the Company's Form 10-Q for the period ended December 31, 1996).
*10.8	Stock Purchase Agreement by and among Vail Resorts, Inc., Ralston Foods, Inc. and Ralston Resorts, Inc. dated July 22, 1996 (Filed as Exhibit 10.10 to the Company's Registration Statement on Form 10, dated December 27, 1996).
*10.9	Shareholder Agreement dated as of January 3, 1997 among Vail Resorts, Inc., Ralston Foods, Inc. and Apollo Ski Partners L.P. (Filed as Exhibit 10.9 to the Company's Form 10-Q for the period ended December 31, 1996).
*10.10	First Amendment to Shareholder Agreement dated as of November 1, 1999 among Vail Resorts, Inc., Ralcorp Holdings, Inc. and Apollo Ski Partners LP. (Filed as Exhibit 10.9(a) to the Company's Form 10-K for the year ended September 30, 2000).
*10.11	Termination Agreement by and among Vail Resorts, Inc., Ralcorp Holdings, Inc. and Apollo Ski Partners dated as of October 5, 2004 (Filed as Exhibit 99.1 to the Company's Form 8-K dated October 6, 2004).
*10.12	Incentive Stock Plan (Filed as Exhibit 10.01 to the Company's Registration Statement on Form 10 dated December 27, 1996).
*10.13	Form of 1997 Non-Qualified Stock Option Agreement (Filed as Exhibit 10.01 to the Company's Form 10-Q for the period ended June 30, 1997).

Exhibit Number	Description of Exhibit
*10.14	Form of 1997 Non-Qualified Stock Option Agreement for Non-Management Directors (Filed as Exhibit 10.01 to the Company's Form 10-Q for the period ended June 30, 1997).
*10.15	Form of Amended and Restated Management Continuity Agreement for Corporate Officers (Filed as Exhibit 10.2 to the Company's Form 10-Q for the period ended March 31, 2006).
*10.16	Form of Management Continuity Agreement for Co-Chief Executive Officers (Filed as Exhibit 10.1 to the Company's Form 10-Q for the period ended March 31, 2006).
*10.17	Summary of Terms for 1998 Non-Qualified Stock Options (Filed as Exhibit 10.23 to the Company's Form 10-K for the year ended September 30, 1998).
*10.18	Split Dollar Second to Die Life Insurance Arrangement (Filed as Exhibit 10.07 to the Company's Registration Statement on Form 10 dated December 27, 1996).
*10.19	Change in Control Severance Compensation Plan (Filed as Exhibit 10.06 to the Company's Registration Statement on Form 10 dated December 27, 1996).
*10.20	Amended and Restated Deferred Compensation Plan for Non-Management Directors (Filed as Exhibit 10.1 to the Company's Form 10-Q for the period ended June 30, 2006).
*10.21	Amended and Restated Deferred Compensation Plan for Key Employees Effective January 1, 2005. (Filed as Exhibit 10.19 to the Company's Form 10-K for the year ended September 30, 2005).
10.22	First Amendment to the Amended and Restated Deferred Compensation Plan for Key Employees Effective September 27, 2007.
*10.23	Executive Health Plan Effective January 1, 2001. (Filed as Exhibit 10.20 to the Company's Form 10-K for the year ended September 30, 2005).
*10.24	Amended and Restated Executive Long Term Disability Plan Effective October 1, 2005. (Filed as Exhibit 10.21 to the Company's Form 10-K for the year ended September 30, 2005).
*10.25	Supplemental Retirement Plan (Filed as Exhibit 10.14 to the Company's Registration Statement on Form 10 dated December 27, 1996).
*10.26	Amended and Restated Retired Executive Survivor Benefit Plan Effective October 1, 2005. (Filed as Exhibit 10.23 to the Company's Form 10-K for the year ended September 30, 2005).
*10.27	Amended and Restated Executive Savings Investment Plan Effective January 1, 2005. (Filed as Exhibit 10.24 to the Company's Form 10-K for the year ended September 30, 2005).
*10.28	Form of Indemnification Agreement for all Non-Management Directors of the Company (Filed as Exhibit 10.35 to the Company's Form 10-K for the year ended September 30, 1999).
*10.29	Form of Indemnification Agreement for all Management Directors of the Company (Filed as Exhibit 10.36 to the Company's Form 10-K for the year ended September 30, 1999).
*10.30	Form of Indemnification Agreement for all Corporate Officers who are not Directors of the Company (Filed as Exhibit 10.37 to the Company's Form 10-K for the year ended September 30, 1999).
*10.31	Summary of Terms of 1999 Non-Qualified Stock Options (Filed as Exhibit 10.38 to the Company's Form 10-K for the year ended September 30, 1999).
*10.32	Summary of Terms of 2001 Non-Qualified Stock Options (Filed as Exhibit 10.33 to the Company's Form 10-K for the year ended September 30, 2001).
*10.33	Form of Non-Qualified Stock Option Agreement dated May 24, 2001 for each non-management Director (Filed as Exhibit 10.34 to the Company's Form 10-K for the year ended September 30, 2001).
*10.34	Form of Non-Qualified Stock Option Agreement dated September 27, 2001 for each non-management Director (Filed as Exhibit 10.35 to the Company's Form 10-K for the year ended September 30, 2001).

Exhibit Number	Description of Exhibit
*10.35	Restricted Stock Award Agreement dated May 24, 2001 with William P. Stiritz (Filed as Exhibit 10.36 to the Company's Form 10-K for the year ended September 30, 2001).
*10.36	Ralcorp Holdings, Inc. 2002 Incentive Stock Plan (Filed as Exhibit 10.38 to the Company's Form 10-K for the year ended September 30, 2002).
*10.37	Form of 2004 Long-Term Restricted Stock Award for Corporate Officers (Filed as Exhibit 99.1 to the Company's Form 8-K dated as of September 29, 2004).
*10.38	2002 Restricted Stock Award Agreement with William P. Stiritz granted January 2, 2002 (Filed as Exhibit 10.1 to the Company's Form 10-Q for the period ended March 31, 2002).
*10.39	Form of 2002 Non-Qualified Stock Option Agreement (Filed as Exhibit 10.2 to the Company's Form 10-Q for the period ended March 31, 2002).
*10.40	Form of 2002 Non-Qualified Stock Option Agreement for non-management Directors (Filed as Exhibit 10.41 to the Company's Form 10-K for the year ended September 30, 2002).
*10.41	2003 Restricted Stock Award Agreement with William P. Stiritz (Filed as Exhibit 10.42 to the Company's Form 10-K for the year ended September 30, 2003).
*10.42	Form of 2003 Non-Qualified Stock Option Agreement (Filed as Exhibit 10.42 to the Company's Form 10-K for the year ended September 30, 2003).
*10.43	Form of 2003 Non-Qualified Stock Option Agreement for non-management Directors (Filed as Exhibit 10.42 to the Company's Form 10-K for the year ended September 30, 2003).
*10.44	Restricted Stock Award Agreement dated January 2, 2004 with William P. Stiritz (Filed as Exhibit 10.42 to the Company's Form 10-K for the year ended September 30, 2004).
*10.45	Restricted Stock Award Agreement dated January 2, 2004 with Joe R. Micheletto (Filed as Exhibit 10.43 to the Company's Form 10-K for the year ended September 30, 2004).
*10.46	Form of Non-Qualified Stock Option Agreement dated February 5, 2004 (Filed as Exhibit 10.44 to the Company's Form 10-K for the year ended September 30, 2004).
*10.47	Form of Director Non-Qualified Stock Option Agreement dated September 23, 2004 (Filed as Exhibit 99.1 to the Company's Form 8-K dated September 29, 2004).
*10.48	Form of Non-Qualified Stock Option Agreement dated February 2, 2005 (Filed as Exhibit 10.2 to the Company's Form 10-Q for the period ended March 31, 2005).
*10.49	Restricted Stock Award Agreement dated June 29, 2005 (Filed as Exhibit 10.1 to the Company's Form 10-Q for the period ended June 30, 2005).
*10.50	Form of Director Non-Qualified Stock Option Agreement dated September 29, 2005 (Filed as Exhibit 99.1 to the Company's Form 8-K dated October 5, 2005).
*10.51	Form of Stock Appreciation Rights Agreement dated September 29, 2005 (Filed as Exhibit 10.48 to the Company's Form 10-K for the year ended September 30, 2005).
*10.52	Amended and Restated 2002 Incentive Stock Plan (Filed as Exhibit 10.1 to the Company's Form 10-Q for the period ended March 31, 2005).
*10.53	Restricted Stock Award Agreement dated January 3, 2006 with William P. Stiritz (Filed as Exhibit 99.1 to the Company's Form 8-K dated January 5, 2006).
*10.54	Form of 2006 Non-Qualified Director Stock Option Agreement dated September 28, 2006 (Filed as Exhibit 99.1 to the Company's Form 8-K filed on October 4, 2006).

Exhibit Number	Description of Exhibit
*10.55	Form of Stock Appreciation Rights – Summary of Terms (Filed as Exhibit 99.1 to the Company's Form 8-K filed on October 4, 2006).
*10.56	Restricted Stock Award Agreement dated September 28, 2006 with Richard G. Scalise (Filed as Exhibit 10.53 to the Company's Form 10-K filed on December 13, 2006).
*10.57	Restricted Stock Award Agreement dated January 3, 2007 with William P. Stiritz (Filed as Exhibit 99.1 to the Company's Form 8-K dated January 8, 2007).
*10.58	Ralcorp Holdings, Inc. 2007 Incentive Stock Plan (Filed as Exhibit 99.1 to the Company's Amended Form 8-K on February 16, 2007).
*10.59	Long-Term Restricted Stock Awards dated March 30, 2007 granted to the Company's named executive officers described in the Company's 2006 Proxy Statement (Filed as Exhibit 99.1 to the Company's Form 8-K filed on September 29, 2004).
*10.60	Form of Stock Appreciation Rights Agreement dated September 27, 2007 (Summary of terms filed in the Company's 8-K on October 2, 2007).
*10.61	Form of 2007 Non-Employee Director Stock Appreciation Rights dated September 27, 2007 (Filed as Exhibit 99.1 to the Company's 8-K filed on October 2, 2007).
*10.62	Floating Rate Senior Notes, Series A, due May 22, 2010 Note Purchase Agreement (Filed as Exhibit 10.1 to the Company's Form 10-Q for the period ended June 30, 2003).
*10.63	$145,000,000 4.24% Series B Senior Notes due December 22, 2010, First Supplement to Note Purchase Agreements dated as of December 22, 2003 (Filed as Exhibit 10.4 to the Company's Form 10-Q for the period ended December 31, 2003).
*10.64	$50,000,000 5.43% Series C Senior Notes due December 22, 2013, Second Supplement to Note Purchase Agreements dated as of December 22, 2003 (Filed as Exhibit 10.5 to the Company's Form 10-Q for the period ended December 31, 2003).
*10.65	$75,000,000 4.76% Series D Senior Notes due December 22, 2013, Third Supplement to Note Purchase Agreements dated as of December 22, 2003 (Filed as Exhibit 10.6 to the Company's Form 10-Q for the period ended December 31, 2003).
*10.66	First Amendment dated as of December 22, 2005 to Note Purchase Agreements dated as of May 22, 2003 and Series A, B, C, D and E and F Senior Notes (Filed as Exhibit 10.1 to the Company's Form 10-Q for the period ended December 31, 2005).
*10.67	$100,000,000 5.57% Senior Notes, Series E due December 21, 2015, Fourth Supplement to Note Purchase Agreement Senior Notes dated as of December 21, 2005 (Filed as Exhibit 10.2 to the Company's Form 10-Q for the period ended December 31, 2005).
*10.68	$75,000,000 5.43% Senior Notes, Series F due December 21, 2012, Fifth Supplement to Note Purchase Agreement Senior Notes dated as of December 21, 2005 (Filed as Exhibit 10.3 to the Company's Form 10-Q for the period ended December 31, 2005).
*10.69	$50,000,000 Floating Rate Senior Notes, Series G due February 22, 2011, Sixth Supplement to Note Purchase Agreement dated as of February 22, 2006 (Filed as Exhibit 99.1 to the Company's Form 8-K on February 27, 2006).
*10.70	$50,000,000 Floating Rate Senior Notes, Series H due February 22, 2011, Seventh Supplement to Note Purchase Agreement dated as of February 22, 2006 (Filed as Exhibit 99.2 to the Company's Form 8-K on February 27, 2006).

Exhibit Number	Description of Exhibit
*10.71	$75,000,000 5.56% Senior Notes, Series I, Tranche A, and $25,000,000 5.58% Senior Notes, Series I, Tranche B due January 18, 2019, Eighth Supplement to Note Purchase Agreement dated January 18, 2007 (Filed as Exhibit 99.1 to the Company's Form 8-K on January 24, 2007).
*10.72	$100,000,000 5.93% Senior Notes, Series J due May 11, 2022, Ninth Supplement to Note Purchase Agreement, dated May 11, 2007 (Filed as Exhibit 99.1 Company's Form 8-K on May 15, 2007).
*10.73	Credit Agreement dated as of December 27, 2005 (Filed as Exhibit 10.4 to the Company's Form 10-Q for the period ended December 31, 2005).
21	Subsidiaries of the Company.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of PricewaterhouseCoopers LLP (Auditors for Vail Resorts, Inc.).
*24	Power of Attorney (Included under Signatures).
31.1	Certification of Kevin J. Hunt pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated November 29, 2007.
31.2	Certification of David P. Skarie pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated November 29, 2007.
31.3	Certification of Thomas G. Granneman pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated November 29, 2007.
32	Certification of Kevin J. Hunt, David P. Skarie and Thomas G. Granneman, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated November 29, 2007.

* Incorporated by reference

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Kevin J. Hunt, certify that:

1. I have reviewed this annual report on Form 10-K of Ralcorp Holdings, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 29, 2007

/s/ KEVIN J. HUNT

Kevin J. Hunt
Co-Chief Executive Officer and President

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, David P. Skarie, certify that:

1. I have reviewed this annual report on Form 10-K of Ralcorp Holdings, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 29, 2007

/s/ DAVID P. SKARIE

David P. Skarie
Co-Chief Executive Officer and President

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Thomas G. Granneman, certify that:

1. I have reviewed this annual report on Form 10-K of Ralcorp Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 29, 2007

/s/ THOMAS G. GRANNEMAN

Thomas G. Granneman
Controller and Chief Accounting Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Ralcorp Holdings, Inc. (the "Company") on Form 10-K for the period ending September 30, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, Kevin J. Hunt and David P. Skarie, Co-Chief Executive Officers of the Company, and I, Thomas G. Granneman, Controller and Chief Accounting Officer, certify, to the best of our knowledge, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ KEVIN J. HUNT	/s/ DAVID P. SKARIE	/s/ THOMAS G. GRANNEMAN
Kevin J. Hunt Co-Chief Executive Officer Ralcorp Holdings, Inc.	David P. Skarie Co-Chief Executive Officer Ralcorp Holdings, Inc.	Thomas G. Granneman Controller and Chief Accounting Officer Ralcorp Holdings, Inc.

Date: November 29, 2007

A signed original of this written statement required by Section 906 has been provided to Ralcorp Holdings, Inc. and will be retained by Ralcorp Holdings, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

RALCORP HOLDINGS, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

DEAR SHAREHOLDERS:

The 2008 Annual Meeting of Shareholders of Ralcorp Holdings, Inc. will be held at 8:30 a.m. local time, on Tuesday, February 5, 2008, at the Bank of America Plaza, 800 Market St., 26th floor, St. Louis, Missouri 63101 for the following purposes:

- To elect five directors;
- To ratify the appointment of PricewaterhouseCoopers LLP as the Company's Independent Registered Public Accounting Firm; and
- To transact any other business that may properly be presented at the Annual Meeting.

If you were a shareholder of record at the close of business on November 28, 2007, then you may vote on these matters.

It is important that your shares be represented and voted at the Annual Meeting. Whether you plan to attend the Annual Meeting or not, we encourage you to vote in one of three ways:

- USE THE INTERNET WEBSITE shown on the Proxy Card;
- USE THE TOLL-FREE TELEPHONE NUMBER shown on the Proxy Card; or
- MARK, SIGN, DATE, and PROMPTLY RETURN the Proxy Card in the postage-paid envelope provided.

By Order of the Board of Directors,

Charles G. Huber, Jr.
Secretary

November 29, 2007

RALCORP HOLDINGS, INC.
800 Market Street
St. Louis, MO 63101

PROXY STATEMENT

Proxy Statement

RALCORP HOLDINGS, INC.

PROXY STATEMENT FOR THE 2008 ANNUAL MEETING OF SHAREHOLDERS

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS

Why Am I Receiving These Materials?

The Board of Directors of Ralcorp Holdings, Inc. ("Ralcorp" or "Company") is soliciting proxies to be used at the 2008 Annual Meeting of Shareholders. This Proxy Statement and Proxy Card are being mailed to shareholders on or about December 20, 2007. A copy of Ralcorp's Annual Report on Form 10-K containing financial statements for the fiscal year ended September 30, 2007 has been mailed with this Proxy Statement. Pursuant to the new Securities and Exchange Commission (SEC) e-proxy rules, you can also view these documents on the Company's website at www.ralcorp.com.

YOUR VOTE IS VERY IMPORTANT AND YOU ARE ENCOURAGED TO VOTE WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING.

Where And When Is The Annual Meeting?

The Annual Meeting will take place at 8:30 a.m. local time, on Tuesday, February 5, 2008, at the Bank of America Plaza, 800 Market St., 26th floor, St. Louis, Missouri 63101.

Who Can Vote?

Record holders of Ralcorp Common Stock on November 28, 2007 may vote at the Annual Meeting. On that date, there were 25,674,121 shares of Ralcorp Common Stock outstanding.

How Do I Vote?

Shares Registered In Your Name:

- **Vote by Internet.** Go to www.investorvote.com, enter the information requested on your computer screen and follow the instructions provided.
- **Vote by Telephone.** Using a touch-tone telephone, call 1-800-652-VOTE (8683) toll-free and follow the instructions provided.
- **Vote by Mail.** Mark your Proxy Card, sign, date and return it in the postage-paid envelope provided.
- **Vote in Person.** Attend the Annual Meeting and cast your vote there.

To vote by internet or telephone, you will need your Voter Control Number located above your name on your Proxy Card. Internet and telephone voting are available twenty-four hours a day until 1:00 a.m. central time on Tuesday, February 5, 2008. **Please do not return your Proxy Card if you vote by internet or telephone.**

Shares Held By Your Bank Or Broker:

If your Ralcorp Common Stock is held in the name of a bank or broker, you should follow the voting instructions you receive from your bank or broker. If you wish to attend the Annual Meeting and vote your shares in person, then you will need to bring an account statement or letter from your bank or broker indicating that you were the record holder of your shares as of November 28, 2007.

Shares Held In The Savings Investment Plan:

If you participate in the Company's Savings Investment Plan (SIP) and are the record holder of Ralcorp Common Stock in exactly the same name as you are identified by in the SIP, then you will receive a single Proxy Card to vote all of your shares. If your SIP account is not in exactly the same name as your shares of record, then you will receive one Proxy Card for your SIP shares and one for your record shares.

If you own shares through the SIP and we have not received your vote by 5:00 p.m. eastern standard time on January 31, 2008, then the trustee will vote your shares in the same proportion as the shares that are voted on behalf of the other participants in the SIP. The trustee will also vote unallocated shares of Ralcorp Common Stock held in the SIP in direct proportion to the voting of allocated shares in the SIP as to which voting instructions have been received, unless doing so would be inconsistent with the trustee's duties.

How Many Votes Are Needed?

If a quorum is represented at the Annual Meeting, then the following votes are required:

- **Election of Directors**

A majority of shares entitled to vote and present (in person or by proxy) at the Annual Meeting must be voted **"FOR"** a nominee.

- **Ratification of Appointment of Independent Registered Public Accounting Firm**

A majority of shares entitled to vote and present (in person or by proxy) at the Annual Meeting must be voted **"FOR"** the ratification of appointment of independent accountants.

- **Other Matters**

Generally, a majority of the shares entitled to vote and present (in person or by proxy) at the Annual Meeting must be voted **"FOR"** such other matter(s). However, the Company does not know of any other matter that will be presented at this Annual Meeting.

How Can I Change My Vote?

You can change your vote in one of three ways:

- Send in another, later dated, proxy or vote again electronically after your original vote;
- Notify Ralcorp's Corporate Secretary in writing before the Annual Meeting that you have revoked your proxy; or
- Vote in person at the Annual Meeting.

How Many Votes Do I Have?

You are entitled to cast one vote for each share of Ralcorp Common Stock you own on the record date. A majority of the outstanding shares entitled to vote must be present (in person or by proxy) in order to conduct the election of directors along with other matters in this Proxy Statement. Record holders can check the number of shares they own by contacting Computershare, the Company's Transfer Agent, at 1-877-282-1168 or via the internet at www.computershare.com.

What Constitutes A Quorum?

A majority of the outstanding shares entitled to vote at the Annual Meeting represented in person or by proxy constitutes a quorum.

How Are Votes Counted?

A Proxy Card marked "withhold" for a nominee or nominees acts as a vote against such nominee or nominees. A Proxy Card marked "abstain" on a matter will be considered to be represented at the Annual

Meeting, but not voted for these purposes. Shares registered in the name of a bank, broker, or other "street name" agent, for which proxies are voted on some, but not all matters, will be considered to be represented at the Annual Meeting and voted only as to those matters marked on the Proxy Card.

All shares that are properly voted (whether by Internet, telephone, or mail) will be voted at the Annual Meeting in accordance with your instructions. If you sign the Proxy Card but do not give voting instructions, the shares represented by your Proxy Card will be voted as recommended by the Board of Directors.

If any other matters are properly presented at the Annual Meeting, the people named on the Proxy Card will use their discretion to vote on your behalf.

What Does The Board Recommend?

The Board recommends you vote **"FOR"** the five nominees for director, and **"FOR"** the ratification of appointment of independent registered public accounting firm.

ELECTION OF DIRECTORS
Item 1 on Proxy Card

Eleven members serve on the Board of Directors. The Board is currently divided into three classes, with one class consisting of five members and two classes consisting of three members. Directors for each class are elected at the Annual Meeting held in the year in which the term for their class expires. Messrs. Banks, Hunt, Kemper, Mulcahy and Wenzel constitute the class whose term expires at the 2008 Annual Meeting. In September, the Board appointed J. Patrick Mulcahy and David R. Wenzel as directors effective October 1, 2007.

In order to equalize the class sizes resulting from the appointment of the two new directors, the Board has organized directors into three classes with two classes consisting of four directors and one class consisting of three directors. The Board recommends that one director be elected at the 2008 Annual Meeting to serve for a one-year term ending in 2009; that one director be elected to a two-year term ending in 2010; and three directors be elected to a three-year term ending in 2011.

The Board has nominated David R. Banks for election as a director at the Annual Meeting, to serve until the 2009 Annual Meeting. Also, the Board has nominated J. Patrick Mulcahy to serve until the 2010 Annual Meeting. Further, the Board has nominated Kevin J. Hunt, David W. Kemper and David R. Wenzel for election as directors at the Annual Meeting, to serve until the 2011 Annual Meeting.

Each nominee has agreed to serve and the Board does not contemplate that any of the nominees will be unable to stand for election. However, if any nominee becomes unable to serve before the Annual Meeting, then your Proxy Card will be voted for a person that the Board nominates in such nominee's place, unless you have withheld authority to vote for all nominees. There are no family relationships among our directors and corporate officers.

Other directors not up for election this year will continue in office for the remainder of their terms or until their death, resignation or removal. Proxies may not be voted for a greater number of persons than the nominees listed beginning on page 4.

INFORMATION ABOUT RALCORP'S BOARD OF DIRECTORS

Biographical information on Messrs. Banks, Hunt, Kemper, Mulcahy and Wenzel, and the directors continuing in office, is set forth below. Directors' ages are as of December 31, 2007.

BILL G. ARMSTRONG—*Continuing in office—Term expiring 2010*

Age:	59
Director Since:	October 2004
Principal Occupation/ Recent Business Experience:	Mr. Armstrong served as Executive Vice President and Chief Operating Officer of Cargill Animal Nutrition from May 2001 to September 2004.
Other Directorships:	Energizer Holdings, Inc.

DAVID R. BANKS—*Standing for election at this meeting for a term expiring 2009*

Age:	70
Director Since:	May 2001
Principal Occupation/ Recent Business Experience:	Private equity investor.
Other Directorships:	Nationwide Health Properties, Inc.

JACK W. GOODALL—*Continuing in office—Term expiring 2009*

Age:	69
Director Since:	March 1994
Principal Occupation/ Recent Business Experience:	Private equity investor.
Other Directorships:	Rubio's Restaurants, Inc.

KEVIN J. HUNT—*Standing for election at this meeting for a term expiring 2011*

Age:	56
Director Since:	October 2004
Principal Occupation/ Recent Business Experience:	Mr. Hunt has been Co-Chief Executive Officer and President of Ralcorp Holdings, Inc. since September 2003 and Chief Executive Officer of Bremner Food Group, Inc. since 1995 and of Nutcracker Brands, Inc. since September 2003. Mr. Hunt has been employed with the Company since 1985.

DAVID W. KEMPER—*Standing for election at this meeting for a term expiring 2011*

Age:	57
Director Since:	October 1994
Principal Occupation/ Recent Business Experience:	Mr. Kemper has been Chairman, President and Chief Executive Officer of Commerce Bancshares, Inc. (bank holding company) since October 1991.
Other Directorships:	Tower Properties Company

RICHARD A. LIDDY—*Continuing in office—Term expiring 2010*

Age:	72
Director Since:	February 2001
Principal Occupation/ Recent Business Experience:	Mr. Liddy served as Chairman of the Board of GenAmerica Financial (financial and insurance products) from September 2000 to April 2002. He also served as Chairman of the Board of Reinsurance Group of America from May 1993 to April 2002.
Other Directorships:	Ameren Corporation and Energizer Holdings, Inc.

JOE R. MICHELETTO—*Continuing in office—Term expiring 2009*

Age:	71
Director Since:	January 1994
Principal Occupation/ Recent Business Experience:	Mr. Micheletto has been Vice-Chairman of the Board of Directors of Ralcorp Holdings, Inc. since September 2003. Mr. Micheletto served as Chief Executive Officer and President of Ralcorp Holdings, Inc. from September 1996 to September 2003. He has also been Chairman of the Board of Vail Resorts, Inc. since February 2006.
Other Directorships:	Energizer Holdings, Inc. and Vail Resorts, Inc.

J. PATRICK MULCAHY—*Standing for election at this meeting for a term expiring 2010*

Age:	63
Director Since:	October 2007
Principal Occupation/ Recent Business Experience:	Mr. Mulcahy has been Chairman of the Board of Directors of Energizer Holdings, Inc. since January 2007 and prior to that time served as Vice Chairman of Energizer Holdings, Inc. from January 2005 to January 2007. Mr. Mulcahy also served as Chief Executive Officer of Energizer Holdings, Inc. from 2000 to 2005.
Other Directorships:	Energizer Holdings, Inc., Solutia, Inc. and Hanesbrands, Inc.

DAVID P. SKARIE—*Continuing in office—Term expiring 2009*

Age:	61
Director Since:	October 2004
Principal Occupation/ Recent Business Experience:	Mr. Skarie has been Co-Chief Executive Officer and President of Ralcorp Holdings, Inc. since September 2003 and Chief Executive Officer of The Carriage House Companies, Inc. and Ralston Foods since January 2002. Mr. Skarie has been employed with the Company since 1986.

WILLIAM P. STIRITZ, Chairman of the Board—*Continuing in office—Term expiring 2010*

Age:	72
Director Since:	January 1994
Principal Occupation/ Recent Business Experience:	Private equity investor. Mr. Stiritz has been Chairman Emeritus of the Board of Energizer Holdings, Inc. (batteries) since January 2007. He served as Chairman of the Board from 2000 to January 2007 and Chairman of the Energizer Holdings, Inc. Management Strategy and Finance Committee from April 2000 to 2005.
Other Directorships:	Energizer Holdings, Inc., Reliance Bancshares, Inc. and Vail Resorts, Inc.

DAVID R. WENZEL—*Standing for election at this meeting for a term expiring 2011*

Age:	44
Director Since:	October 2007
Principal Occupation/ Recent Business Experience:	Mr. Wenzel has served as Chief Operating Officer of EFR Group (portfolio of small manufacturing companies) since October 2005, and prior to that time served as Chairman of Manna-Pro Corporation (manufacturer and marketer of animal feeds) from 2004 to 2006. Mr. Wenzel also served as Executive Director of Catholic Social Services of Southern Illinois from 2002-2005.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" MESSRS. BANKS, HUNT, KEMPER, MULCAHY AND WENZEL.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Beneficial Ownership of More than 5% of Ralcorp Common Stock

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	% of Shares Outstanding	Explanatory Notes
BAMCO, Inc. 767 Fifth Avenue, 49th Floor New York, NY 10153	1,815,850	7.00	(a)(d)
Bank of New York Mellon Corporation One Wall Street, 31st Floor New York, NY 10286	1,625,941	6.27	(b)
Barclays Global Investors UK Holdings Limited 1 Church Place, Canary Wharf London, England	1,343,693	5.18	(a)(e)
Keeley Asset Management Corp. 401 S. LaSalle Street, Suite 1201 Chicago, IL 60605	1,489,949	5.74	(c)

(a) As reported by the beneficial owner in a filing dated November 14, 2007 with the Securities and Exchange Commission.

(b) As reported by the beneficial owner in a filing dated October 31, 2007 with the Securities and Exchange Commission. Bank of New York Mellon Corporation has sole voting authority with respect to 1,594,328 shares, shared voting authority with respect to 5,700 shares and no voting authority with respect to 25,913 shares.

(c) As reported by the beneficial owner in a filing dated October 23, 2007 with the Securities and Exchange Commission. Keeley Asset Management Corp. has sole voting authority with respect to 1,412,949 shares and no voting authority with respect to 77,000 shares.

(d) BAMCO, Inc. has shared voting authority with respect to 1,650,350 shares and no voting authority with respect to 165,500 shares.

(e) Barclays Global Investors UK Holdings Limited has sole voting authority with respect to 1,252,434 shares and no voting authority with respect to 91,259 shares.

SECURITY OWNERSHIP OF MANAGEMENT

The following table shows, as of November 28, 2007, the shares of Ralcorp Common Stock beneficially owned by Ralcorp directors and executive officers. Except as noted, all such persons possess sole voting and investment powers with respect to the shares listed. An asterisk in the column listing the percentage of shares outstanding indicates that the person owns less than 1% of the Common Stock outstanding.

Directors & Executive Officers	Number of Shares(a)	Exercisable Options(b)	Total	% of Shares Outstanding
Bill G. Armstrong	2,000	17,781	19,281	*
David R. Banks	6,000	30,631	36,631	*
Jack W. Goodall	40,000	30,631	70,631	*
David W. Kemper	9,000	30,631	39,631	*
Richard A. Liddy	5,000	30,631	35,631	*
Joe R. Micheletto	263,016	10,070	273,086	1.0
J. Patrick Mulcahy	5,000	10,000	15,000	*
William P. Stiritz	887,427(c)	235,621	1,123,048	4.4
David R. Wenzel	0	10,000	10,000	*
Kevin J. Hunt	63,531	87,532	151,063	*
David P. Skarie	70,010	107,259	177,269	*
Thomas G. Granneman	26,691(d)	71,966	98,657	*
Richard R. Koulouris	32,125	30,931	63,056	*
Richard G. Scalise	30,000	0	30,000	*
Ron D. Wilkinson	31,808	53,203	85,011	*
All Directors and Executive Officers as a Group (17 people)	1,525,526	813,858	2,339,384	9.1

(a) In addition to shares held directly, the number of shares includes the following:

- Restricted Stock granted to Messrs. Hunt, Skarie, Granneman, Koulouris, Scalise and Wilkinson and other executive officers. The restricted stock awards are subject to forfeiture, a vesting schedule and other restrictions described in footnote (1) to the Summary Compensation Table on page 18. The number for Mr. Stiritz includes 10,968 shares of restricted stock, which become released from restrictions upon his leaving the Board.
- Shares (or share equivalents) held indirectly in the SIP, Executive Savings Investment Plan (Executive SIP) and Deferred Compensation Plan for Key Employees. Shares in the SIP and Executive SIP are held in a separate fund in which participants acquire units. The fund also holds cash and short-term investments. The shares reported for a participant approximate the number of shares in the fund allocable to that participant and fluctuate due to the cash in the fund and the Common Stock's price.

(b) Shares that could be acquired by exercising stock options and stock appreciation rights through January 31, 2008. Options and stock appreciation rights granted to a director become exercisable upon that director's termination, retirement, disability or death. Upon the exercise of stock appreciation rights only a net number of shares are issued; however, the table reports the full number of stock appreciation rights.

(c) Includes 18,333 shares of Common Stock owned by Mr. Stiritz's wife.

(d) Mr. Granneman has shared voting and investment power with his wife with respect to 500 shares.

BOARD GOVERNANCE

The Board of Directors has adopted categorical independence standards based on the NYSE listing standards and the SEC rules and regulations as described in the Company's Corporate Governance Guidelines ("Guidelines") that are attached as Appendix A to this Proxy Statement and are available on the Company's website at www.ralcorp.com/corporategovernance.htm or will be provided at no charge upon request sent to the Company's Secretary at PO Box 618, St. Louis, MO 63188-0618, Telephone: 314-877-7046. The Guidelines contain the categorical standards the Board uses to make its determination as to the materiality of the relations of each of its directors.

The Board has determined, in its judgment, that Messrs. Armstrong, Banks, Goodall, Kemper, Liddy, Mulcahy, Stiritz and Wenzel are independent directors as defined in the NYSE listing standards and the SEC rules and regulations. Mr. Kemper has a business relationship with the Company as described under the heading "Certain Relationships and Related Transactions" on page 29 of this Proxy Statement. The Board and the Corporate Governance and Compensation Committee have determined, in their judgment and based on the criteria in the Guidelines, that the relationship between Mr. Kemper and the Company is immaterial and therefore should not preclude a determination of independence. Messrs. Micheletto, Mulcahy and Stiritz serve as directors of Energizer Holdings, Inc. ("Energizer") with Mr. Mulcahy serving as Chairman of the Board of Energizer, along with Mr. Stiritz serving as Chairman Emeritus of Energizer. The Company, Energizer and Nestle Purina Petcare Company share in the common ownership of three aircraft. The joint ownership affords the Company the ability to share the acquisition expenses of the aircraft and costs not related to actual trips. Each of the owners incur the cost for their use of the aircraft and a pro rata portion of the fixed costs. In connection with the joint ownership of aircraft, no amounts are paid to Energizer and Energizer pays no amounts to the Company. As such, based on the criteria in the Company's Corporate Governance and Compensation Committee Guidelines, the joint ownership does not preclude Messrs. Micheletto, Mulcahy and Stiritz from being independent.

The Guidelines also address qualifications for directors. Generally, the Guidelines provide that directors should have the skills, expertise, integrity and knowledge of the industries in which the Company operates, and other qualities, to enhance the long-term interest of shareholders. The Board will evaluate each individual in the context of the entire Board of Directors with the objective of assembling a Board of Directors that will enhance the success of the Company and promote the interests of shareholders. Annually (or more often, if necessary), the Corporate Governance and Compensation Committee reviews the qualifications and backgrounds of the directors and makes recommendations to the Board as to the directors to be nominated for election by the shareholders at the next annual meeting or to be appointed as directors between annual meetings of the shareholders. The Guidelines do not contain any specific limitations on a director's ability to serve on boards or committees, including audit committees, of other organizations.

In preparation of September's Corporate Governance and Compensation meeting, together, Mr. Goodall (Chairman of the Corporate Governance and Compensation Committee), and Messrs. Hunt and Skarie discussed whether to increase the size of its board. During the discussions they reviewed potential candidates with experience in accounting and finance and leading consumer products companies and in identifying and completing acquisitions. At the September Corporate Governance and Compensation Committee meeting the Committee reviewed the backgrounds of Messrs. Mulcahy and Wenzel who were identified in the discussions between Messrs. Stiritz, Goodall, Hunt and Skarie. The Corporate Governance and Compensation Committee concluded that in light of the Company's growth due to acquisitions, it was important to add directors with experience managing companies that have made acquisitions within consumer products areas. In addition, the Corporate Governance and Compensation Committee determined it was also important to identify candidates with the required financial background who could lead the Audit Committee in the future. After reviewing and discussing the matter, the Board decided to elect Mr. Mulcahy who has a strong consumer products background and has experience in leading companies that have made acquisitions. The Board also elected Mr. Wenzel who has a strong accounting and financial background.

The Board has determined, in its judgment that Messrs. Banks and Kemper each qualify as an "audit committee financial expert" as defined by the SEC and that both Messrs. Banks and Kemper have accounting and related financial management expertise within the meaning of the NYSE listing standards.

Generally, at each regularly scheduled meeting, the non-management directors meet without the presence of management. The independent directors meet without the presence of management and any non-independent director at least twice each year. When the Board meets without management, Mr. Stiritz (the Company's Chairman), or the Chairman of the Board Committee then in session, acts as the presiding director.

Information concerning the standing committees of the Board is provided below.

Audit Committee

The Committee's primary responsibilities are to monitor and oversee (a) the quality and integrity of the Company's financial statements and financial reporting, (b) the independence and qualifications of the Company's independent auditors, (c) the performance of the Company's independent audit, (d) the Company's systems of internal accounting, financial controls and disclosure controls, and (e) the Company's compliance with legal and regulatory requirements, codes of conduct and ethics programs.

The Audit Committee currently consists of five directors. The Board has determined, in its judgement, that the Audit Committee is comprised solely of independent directors as defined in the NYSE listing standards and Rule 10A-3 of the Securities Exchange Act of 1934. The Committee operates under a written charter, adopted by the entire board, which is available on the Company's website at www.ralcorp.com/corporategovernance.htm. The Audit Committee's report is on page 28 of this Proxy Statement.

Corporate Governance and Compensation Committee

The Corporate Governance and Compensation Committee reviews and revises, as necessary, the Company's Corporate Governance Guidelines. Criteria for board membership is described in the Corporate Governance Guidelines attached as Appendix A. The Committee also recommends to the Board nominees for directors and executive officers of the Company. The Committee relies primarily on recommendations from management and members of the Board to identify director nominee candidates. However, the Committee will consider timely written suggestions from shareholders. Such suggestions and the nominees consent to being nominated, together with appropriate biographical information (including principal occupation for the previous 5 years, business and residential addresses, and education background), should be submitted in writing to the Secretary of the Company. Shareholders wishing to suggest a candidate for director nomination for the 2009 Annual Meeting should mail their suggestions to Ralcorp Holdings, Inc., PO Box 618, St. Louis, MO 63188-0618, Attn: Corporate Secretary. Suggestions must be received by the Secretary of the Company no later than August 25, 2008. The Committee also makes recommendations to the Board regarding CEO and other executive compensation and administers the Company's Deferred Compensation and Incentive Stock Plans.

The Committee currently consists of six directors. The Board has determined, in its judgement, that the Corporate Governance and Compensation Committee is comprised solely of independent directors as defined in the NYSE listing standards. The Committee operates under a written charter, adopted by the entire Board, which is available on the Company's website at www.ralcorp.com/corporategovernance.htm. The Corporate Governance and Compensation Committee's report is on page 17 of this Proxy Statement.

Executive Committee

The Executive Committee which consists of Messrs. Hunt, Micheletto, Skarie and Stiritz may exercise all Board authority in the intervals between Board meetings, to the extent such authority is in compliance with the Corporate Governance Guidelines and does not infringe upon the duties and responsibilities of other Board committees.

Communication with the Board

Shareholders and other parties interested in communicating directly with an individual director or with the non-management directors as a group, may do so by writing to the individual director or group, c/o Ralcorp Holdings, Inc., PO Box 618, St. Louis, Missouri 63188-0618, Attn: Corporate Secretary. The Board has directed that the Company's Secretary forward shareholder communications to the Chairman of the Board and any other director to whom the communications are directed. In order to facilitate an efficient and reliable means for directors to receive all legitimate communications directed to them regarding the governance or operation of the Company, the Secretary will use his discretion to refrain from forwarding the following: sales literature; defamatory material regarding the Company and/or its directors; incoherent or inflammatory correspondence, particularly when such correspondence is repetitive and was addressed previously in some manner; and other correspondence unrelated to the Board's corporate governance and oversight responsibilities.

Director Attendance at Annual Meeting

The Board has directed that the Company schedule, whenever practicable, a Board meeting and any Committee meetings on the same day as the Company's Annual Meeting of Shareholders. The Board's meetings on that day will be convened or adjourned to allow all directors who are physically present for the meetings to attend the Company's Annual Meeting of Shareholders. The Company's Corporate Governance Guidelines do not require the directors to attend the Annual Meeting. Eight members of the Company's Board of Directors attended the 2007 Annual Meeting of Shareholders. Typically, the Company's Annual Meeting is sparsely attended.

Code of Ethics

Our Standards of Business Conduct, applicable to all corporate officers and employees, sets forth the Company's expectations for the conduct of business by officers and employees. The directors have adopted, and are required to abide by, the Directors Code of Ethics. Both documents are available on the Company's website at www.ralcorp.com/corporategovernance.htm. In the event the Company modifies either document or waivers of compliance are granted to officers or directors, the Company will post such modifications or waivers on its website.

BOARD AND COMMITTEE SERVICE SUMMARY

Director	Board	Audit	Corporate Governance & Compensation	Executive	Attended 75% or More of Board & Applicable Committee Meetings
Bill G. Armstrong	X	X	X		X
David R. Banks	X	X*	X		X
Jack W. Goodall	X	X	X*		X
Kevin J. Hunt	X			X	X
David W. Kemper	X	X	X		X
Richard A. Liddy	X	X	X		X
Joe R. Micheletto	X			X	X
J. Patrick Mulcahy	X				(a)
David P. Skarie	X			X	X
William P. Stiritz	X*		X	X*	X
David R. Wenzel	X				(a)
Meetings Held in FY 2007	6	8	5	6	

* Chair

(a) Messrs. Mulcahy and Wenzel were appointed to the Board effective October 1, 2007.

DIRECTOR COMPENSATION

All non-employee directors receive an annual retainer of $40,000. The Company's Chairman receives a retainer of $70,000. The Chairmen of the Audit Committee and the Corporate Governance and Compensation Committee receive Chairman retainers of $10,000. Directors are paid $1,500 for each regular or special Board meeting, Committee meeting, telephonic meeting and consent to action without a meeting. We also pay the premiums on directors' and officers' liability and travel accident insurance policies insuring directors. We reimburse directors for their expenses incurred in connection with Board meetings. On occasion, the Company provides directors with ski resort accommodations that the Company owns in Colorado. Non-employee directors also receive stock-based compensation which awards vest at the director's termination, retirement, disability or death.

In addition, certain members of the Board receive the following:

<u>Chairman of the Board</u>

- Restricted stock with a fair market value of $50,000 each January.
- 10,000 stock appreciation rights each September.
- Personal use of Company aircraft for the year ended September 30, 2007, the cost (on a variable basis and including gross-up on income taxes) to the Company for such use was $32,655.24.

<u>Vice-Chairman of the Board</u>

- 2,500 stock appreciation rights each September.
- Reimbursement of reasonable office expenses (in fiscal 2007 the amount was less than $1,500).

<u>Other Non-Employee Directors</u>

- 10,000 stock appreciation rights for newly elected directors.
- 2,500 stock appreciation rights each September.

Ralcorp has a Deferred Compensation Plan for Non-Management Directors. Under this plan, any non-employee director may elect to defer, with certain limitations, their retainer and fees until retirement or other termination of his directorship. Deferrals may be made in Common Stock equivalents in an Equity Option or may be made in cash under a number of funds operated by The Vanguard Group Inc. with a variety of investment strategies and objectives. Deferrals in the Equity Option receive a 33⅓% Company matching contribution. The Equity Option mirrors the performance of the Company's Common Stock. Deferrals are paid in cash upon leaving the board in one of three ways: (1) lump sum payout; (2) five-year installments; or (3) ten-year installments. For calendar year 2007, all non-management directors elected to defer their retainers and fees into the Equity Option.

The following table sets forth the compensation paid to non-management directors for fiscal year 2007, other than reimbursement for travel expenses.

Director Compensation Table

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	All Other Compen-sation ($) (g)(1)	Total ($) (h)
Bill G. Armstrong	70,000	—	91,119	23,331	184,450
David R. Banks	72,500	—	34,067(3)	24,164	130,731
Jack W. Goodall	78,500	—	53,004	26,164	157,668
David W. Kemper	67,000	—	93,841	22,331	183,172
Richard A. Liddy	70,000	—	41,715	23,331	135,046
Joe R. Micheletto	55,000	—	35,221	18,332	108,553
J. Patrick Mulcahy*	—	—	—	—	—
William P. Stiritz	97,000	50,021	166,860	64,985(2)	378,866
David R. Wenzel*	—	—	—	—	—

* Messrs. Mulcahy and Wenzel were not appointed to the Board until October 1, 2007 which was the first day of fiscal 2008.

(1) This amount represents the 33⅓% Company match on deferrals in the Equity Option account under the Company's Deferred Compensation Plan for Non-Management Directors.

(2) This includes $32,655 cost of Company airplane for personal use calculated on a variable basis and including gross-up on income taxes.

(3) On November 13, 2007, Mr. Banks was awarded 2,500 Stock Appreciation Rights at $56.43. The award coincided with his nomination for election to the Board of Directors at the 2008 Annual Meeting of Shareholders.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Ralcorp's Corporate Governance and Compensation Committee (the "Committee") consists entirely of independent directors. It approves direct and indirect compensation of all corporate officers including the named executive officers, and administers and makes awards under the Company's existing 2007 Incentive Stock Plan. The officers included in the summary compensation table on page 18 are referred to as the "Named Executive Officers."

Compensation Philosophy and Objectives

The Company's corporate officer compensation program is designed to provide total compensation that will attract, retain and motivate our corporate officers. Further, the Committee believes corporate officer compensation should be linked to creating shareholder value through the granting of long-term stock awards. The Committee's intent is to provide overall cash compensation packages that have a greater "at risk" element than competitive norms, i.e., salaries below industry medians, augmented by performance-based annual cash bonuses and long-term stock awards which, in the aggregate, may permit recipients to achieve total compensation packages exceeding medians. The total compensation package is designed to reward all corporate officers for improved shareholder value, compensate corporate officers for services performed during the fiscal year and provide an incentive to remain employed with the Company. At present, the Committee believes maintaining compensation of the Company's Co-Chief Executive Officers, Messrs. Hunt and Skarie, (the "Co-CEOs") at similar levels is important to ensure retention of both Co-CEOs. The Committee generally reviews corporate officer compensation including salaries, bonuses and any long-term compensation each September near the end of the Company's fiscal year.

Setting Officer Compensation

Role of Executive Officers in Compensation Decisions

The Committee makes all compensation decisions for the Named Executive Officers. The Committee reviews its compensation philosophy and objectives during the fiscal year. Prior to the Committee's September meeting, the Company's corporate human resources group reviews published compensation surveys and publicly disclosed compensation information reported by entities within the peer group described below. The human resources group then uses the information to develop compensation targets and ranges (salaries, bonus awards and stock awards) for positions similar to those held by the Company's Named Executive Officers that meet our compensation philosophy as described above. The group recommends annual adjustments to salaries for each officer ensuring that salaries are designed to take into account competitive practices at peer companies as well as cost of living increases. The Company's Co-CEOs review the recommended annual salary adjustments and the range of bonus and stock-based compensation gathered by the human resources group. The Co-CEOs provide to both the Committee's Chairman and Watson Wyatt Worldwide ("Watson Wyatt"), the Committee's compensation consultants, recommendations of salary adjustments, annual bonus payments and stock-based awards for the Named Executive Officers, including the Co-CEOs. The recommendations are designed to reflect the Committee's above stated compensation philosophy. Recommendations regarding the Co-CEOs salary adjustments were based on estimates of cost-of-living adjustments (3.5% in 2007). Any further adjustments are made (if any) by the Committee. Prior to making compensation recommendations to the entire Committee, the Co-CEOs review the proposed compensation recommendations, including the input of Watson Wyatt, with the Committee's Chairman. At the September Committee meeting, the Co-CEOs also review with the Committee the performance of each corporate officer. The Committee reviews the performance of the Co-CEOs in their absence. The Committee has the full authority to exercise its discretion in modifying any recommended adjustments or awards to Named Executive Officers.

Compensation Analyses

The Committee retained Watson Wyatt as independent advisor and instructed them to review the recommendations with respect to cash compensation and stock-based long-term incentive compensation. The Company's Vice President of Human Resources interviewed several firms who had demonstrated experience advising compensation committees. He reviewed the firms' qualifications with the Committee's Chairman and together, they agreed that Watson Wyatt would provide the Committee with the services desired. The Committee's Chairman communicates directly with Watson Wyatt regarding their analyses. Watson Wyatt has advised the Committee for three years.

For fiscal 2007 Watson Wyatt confirmed that total direct compensation (salary, bonus and present value of stock appreciation rights grants) for Named Executive Officers was at market median levels (using the peer group identified in this report and published survey data). With respect to the Co-CEOs, the analysis compared their total direct compensation against that of the chief executive officers and chief operating officers at other companies using published data and an average of the first and second highest paid individuals against the peer group. The peer group was composed of twelve U.S.-based publicly traded food companies with revenue ranging from approximately $422 million to approximately $3.8 billion. Data from the peer group was also used by the Co-CEOs with respect to recommended compensation for the corporate officers. The twelve companies were: Lance, Inc.; TreeHouse Foods, Inc.; Lancaster Colony Corp.; Cott Corporation; Church & Dwight Co., Inc.; UST Inc.; Flowers Foods, Inc.; The J.M. Smucker Company; Corn Products Company; McCormick & Co.; Seaboard Corp.; and Brown-Forman Corp. The studies confirmed that salaries of the Co-CEOs and the Named Executive Officers were generally below the median of the salary compensation paid to executives within the peer group performing similar functions as those of the Company's Named Executive Officers. The at-risk elements of compensation (cash bonuses and stock appreciation rights) allowed the Co-CEOs and the Named Executive Officer's to earn compensation that when combined with salaries could generate total compensation at or higher than (depending on improvements in the Company's share price) the median levels and would reflect the Company's long-term improved performance. The approximate cost of Watson Wyatt's services for 2007 was $9,000.

Elements of Ralcorp's Compensation Program

The Company's compensation program is comprised of the following:

- Base salary;
- Annual bonuses;
- Long-term equity compensation;
- Deferred compensation; and
- Perquisites.

Base Salary

In addition to relying on compensation analyses, when setting salaries the Committee reviews the performance during the course of a fiscal year of each Named Executive Officer. The factors considered include: profitability of business unit managed, individual performance, quality of business plans presented to the Board and ability to manage business units when faced with competitive or operating challenges. The Committee also recognizes that Named Executive Officers with more experience in a position should be paid more than other Named Executive Officers in similar positions. For example, Mr. Scalise earns more than similarly situated Named Executive Officers in the Company because he has more experience in his position as President of a business unit. The Committee attempts to set base salary levels at or below the median level for executives holding positions of similar responsibility and complexity at corporations as reflected in public filings and published surveys. In addition, since a key element of the Company's growth has been successfully integrating acquisitions, with respect to the Co-CEOs, the Committee considers their leadership in connection with identifying acquisition opportunities and integrating past acquisitions. Please see the Summary Compensation Table on page 18 for the 2007 base salary of each Named Executive Officer.

Annual Bonuses

On September 27, 2007, the Committee awarded cash bonuses to all of the Named Executive Officers for the Company's 2007 fiscal year. The amount of each such bonus was based on: officer's total compensation package; financial performance of the officer's business unit relative to the business plan (including such measures as sales volume, revenues, costs, cash flow and operating profit); Company financial performance (including the measures of business unit operating profit with respect to division presidents and earnings per share for the Co-CEO's and Named Executive Officers who are in corporate roles, excluding the impact of losses or gains on forward sale contracts on the Company's ownership in Vail Resorts); the officer's individual performance (including the quality of strategic plans, organizational and management development, participation in evaluations of potential acquisitions and similar manifestations of individual performance); and the business environment for the officer's business unit. The Committee considered recommendations of the Co-CEOs, which were based on bonus targets set prior to the beginning of the fiscal year. For the Co-CEOs, the target was 100% of base salary. For the Named Executive Officers the target goal was 50% of their base salary. The bonus targets were set at levels the Committee deemed appropriate in light of its compensation philosophy.

After reviewing the factors identified above, the Committee approved individual bonuses based on the Committee's subjective judgment and discretion. With respect to the Co-CEOs and any Named Executive

Officers who are in corporate functions, the determination of bonus amounts was made by giving equal weight to the Company performance factors set forth above (with earnings per share given more weight) and the Committee's assessment of the Co-CEO's individual performance (with identifying, negotiating and overseeing integration of acquisitions given the most weight). For Named Executive Officers who oversee an operating group the Committee gives substantially more weight to business unit performance than overall Company performance. Mr. Koulouris' bonus exceeded the target because his business unit increased operating performance significantly while faced with a difficult operating environment. The bonuses granted were not based on a strict adherence to budgeted financial performance levels. Please see the Summary Compensation Table on page 18 for cash bonuses granted to each Named Executive Officer.

Long-Term Equity Compensation

Long-term equity compensation currently consists of stock options, restricted stock awards and stock appreciation rights.

- Stock options entitle the recipient to purchase a specified number of shares of the Company's common stock after a specified period of time at an option price, which is ordinarily equal to the fair market value of the common stock at the time of grant. The Committee ceased granting stock options to officers in 2004.
- Restricted stock awards were granted in 2007 and provide the awardee with a long-term retention incentive. The restricted stock awards provide for a one-third vesting in years 2014, 2015 and 2016. Since vesting of these restricted awards are over a period of seven to nine years from the grant date, the awards were not considered when reviewing total compensation compared to a peer or published survey data.
- Stock appreciation rights are based on a set number of shares, and upon exercise, grantees receive the number of shares equal in value to the difference between the exercise price and the fair market value at the date of exercise, less all applicable taxes. The 2007 stock appreciation rights vest at the rate of one-third of each grant in years 2010, 2011 and 2012.

The grant of stock options and stock appreciation rights awards ensure a corporate officer's compensation is linked directly to shareholder value since the officer receives no benefit from the option or appreciation right unless all shareholders have benefited from an appreciation in the value of the common stock. In addition, since all stock-based incentive awards "vest" serially over a period of time after the date of grant (usually three to six years), they enhance the ability of the Company to retain the corporate officer while encouraging the corporate officer to take a longer-term view on decisions impacting the Company. All stock-based compensation will vest upon a change-in-control, retirement at age 62, death, disability, or an involuntary termination as defined in the relevant award agreement.

Stock appreciation rights were awarded on September 27, 2007. The amount of shares granted has remained consistent over the last several years. The Committee does not adjust award amounts when the associated compensation expense of an award changes each year. Instead, the Committee maintains a constant number of awards from year to year. Maintaining the level of awards rather than decreasing the award level when compensation expense increases along with the Company's share price, ensures recipients' are incented to drive long-term increases in our share price.

The exercise price of stock appreciation rights is set at the NYSE composite closing price for the Company's stock on the grant date. No stock appreciation rights (or stock options) have been granted below the closing price of the Company's stock price on the grant date. All such awards are priced only on a grant date. Typically, stock appreciation awards are granted annually on the last Board of Director meeting of the fiscal year, usually in September in connection with a review of the Company's annual performance.

For details on award grants to each Named Executive Officer, see the Grant of Plan-Based Awards Table on Page 19 and the Outstanding Equity Awards at Fiscal Year-End table on Page 20.

Deferred Compensation & Retirement Plans

Retirement Plan

The Ralcorp Retirement Plan may provide pension benefits in the future to the Named Executive Officers. Executive officers (and other eligible employees) become vested after five years of service. In December 2003, the Company froze the level of vested pension benefits for administrative employees, including the Named Executive Officers. Therefore, accruals under the plan have ceased but employees hired before 2003, including the Named Executive Officers will receive benefits upon retiring to the extent accrued prior to December 2003. Company normal retirement is set at age 65.

To the extent an officer's frozen annual retirement income benefit under the Plan exceeds limits imposed by the Internal Revenue Code, the amount in excess will be payable under the Company's non-qualified, unfunded, non-contributory Supplemental Retirement Plan. See the Pension Benefits table on page 23 for amounts payable to Named Executive Officers upon retirement.

Deferred Compensation

The Company maintains a non-qualified deferred compensation plan, which permits the deferral of all or part of an eligible employee's bonus and up to 50% of their annual salary. Income taxes on the amounts deferred and any investment gains are deferred until distributed. Participation in the plan is not limited to Named Executive Officers.

The Company will match up to 100% of the first 6% (depending on years of service) of pay that is contributed to the Savings Investment Plan and the Deferred Compensation Plan. Generally, contributing to the Deferred Compensation Plan begins when tax code limits are met under the Savings Investment Plan. A number of investment funds are available as "benchmark" investment options. Amounts contributed continue to grow on a tax-deferred basis until distributed. We do not guaranty the rate of return of any fund. As with any deferred compensation plan, there are restrictions on deferral and distribution elections as well as potential financial exposure to changes in the Company's financial health. These plans allow corporate officers to accumulate funds for retirement. See the Non-Qualified Deferred Compensation Table on Page 24 for further information.

Perquisites

Other Benefits

The Company provides corporate officers with perquisites and other personal benefits that the Company and Committee believe are reasonable and consistent with the Committee's overall compensation philosophy. These benefits help retain and attract superior employees for key positions. The Committee reviews the levels of perquisites and other benefits periodically.

In the event of death of a Named Executive Officer, beneficiaries of eligible retired Named Executive Officers will be provided a death benefit in an amount equal to 50% of the earnings recognized under the Company's benefit plans for the executive officer during the last full year of employment. This benefit is not presently insured or funded.

In addition, the Executive Long-Term Disability Plan would provide benefits to the Named Executive Officers in the event they become disabled. The Long-Term Disability Plan, which is available to certain regular employees of the Company and in which officers must participate at their own expense in order to be eligible for the Executive Long-Term Disability Plan, imposes a limit of $10,000 per month (60% of a maximum annual salary of $200,000) on the amount paid to a disabled employee. The Executive Long-Term Disability Plan will provide a supplemental benefit equal to 60% of the difference between the corporate officer's previous year's earnings recognized under the Company's benefit plans and $200,000, with appropriate taxes withheld. The supplemental benefit is grossed up for income taxes.

The Company's Executive Health Plan provides eligible employees and their eligible dependents with supplemental health insurance coverage. The Executive Health Plan provides reimbursement for up to

$10,000 per illness annually, for covered out-of-pocket expenses not reimbursed by a Company sponsored health plan. The Committee believes this encourages proactive attention to health issues. The Named Executive Officers are also eligible for an annual Company-paid physical exam.

The Named Executive Officers are entitled to receive reimbursement for eligible financial planning, tax and estate planning. The first year's allowance is $5,000 ($8,000 for CEO's) with subsequent annual allowances of $4,000 ($6,000 for CEO's). There is a carryforward maximum of $4,000 ($6,000 for CEO's) if the annual allowance is not used. The benefit is provided for the executives given our belief that good financial planning and tax preparation by a professional reduces the time and attention the executive would otherwise spend on their personal financial affairs and affords them more time to focus on their executive responsibilities with Ralcorp.

Occasionally the Named Executive Officers use Company-owned condominiums in Colorado for personal use; all income taxes for such use are paid for by the officer. In addition, the Company has fractional ownership in a corporate aircraft in which spouses and immediate family members may travel with the Named Executive Officers for business related trips. Travel by family members is subject to tax gross-ups and discussed in the Summary Compensation Table where applicable.

Agreements

The Company has entered into Management Continuity Agreements with all corporate officers including the Named Executive Officers. The agreement promotes stability and continuity of senior management in the event of an actual or anticipated change of control of the Company. Information regarding payments under the agreements for the Named Executive Officers is provided on page 25. Other than such agreements, the Company has no agreements with its corporate officers regarding the payment or continuance of future compensation.

Deductibility of Certain Executive Compensation

A feature of the Omnibus Budget Reconciliation Act of 1993 sets a limit on deductible compensation of $1,000,000 per person, per year for the Chief Executive Officer and the next four highest-paid executives. While it is the general intention of the Committee to meet the requirements for deductibility, the Committee may, in the exercise of its judgment, approve payment of compensation from time to time that may not be fully deductible. The Committee believes this flexibility will enable it to respond to changing business conditions, or to an executive's exceptional individual performance. The Committee will continue to review and monitor its policy with respect to the deductibility of compensation.

CORPORATE GOVERNANCE AND COMPENSATION COMMITTEE REPORT

The Corporate Governance and Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Corporate Governance and Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

J. W. Goodall—*Chairman*	D. R. Banks	D. W. Kemper
B. G. Armstrong	R. A. Liddy	W. P. Stiritz

Proxy Statement

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows information about the compensation of Ralcorp's Co-Chief Executive Officers, the principal financial officer, and the three most highly compensated officers who were serving as executive officers at September 30, 2007. Certain columns have been omitted where inapplicable.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e) (1)	Option Awards ($) (f) (1)	Changes in Pension Value and Non-qualified Deferred Compensation Earnings ($) (h)(2)	All Other Compensation ($) (i)(3)	Total ($) (j)
K. J. Hunt Co-CEO & President	2007	470,000	467,500	1,929,000	1,590,000	21,515	87,634	4,565,649
D. P. Skarie Co-CEO & President	2007	470,000	467,500	1,929,000	1,590,000	39,541	80,419	4,576,460
T. G. Granneman VP & Controller	2007	245,000	123,000	771,600	477,000	6,395	15,055	1,638,050
R. R. Koulouris VP & President of The Carriage House Companies, Inc.	2007	252,200	183,000	964,500	530,000	7,811	26,112	1,963,623
R. G. Scalise VP & President of Frozen Bakery Products	2007	340,550	157,250	964,500	530,000	—	40,308	2,032,608
R. D. Wilkinson VP & President of Bremner Food Group, Inc. & Nutcracker Brands, Inc.	2007	272,633	146,600	964,500	530,000	9,751	12,271	1,935,755

(1) Restricted stock awards are valued by multiplying the closing market price of the Common Stock on the date of grant by the number of shares awarded. The Company pays dividends on shares of restricted stock at the same rate, if any, as paid to all shareholders. Dividends are held in an account bearing interest at the prime rate until restrictions lapse. The restrictions on the 2007 awards lapse as follows: one-third on March 30 in 2014, 2015 and 2016. The number of shares of restricted stock awarded in 2007 is as follows: Mr. Hunt - 30,000; Mr. Skarie - 30,000; Mr. Granneman - 12,000; Mr. Koulouris - 15,000; Mr. Scalise - 15,000; and Mr. Wilkinson - 15,000. See footnote 18 in our Annual Report on Form 10-K for assumptions made in valuing the stock appreciation rights.

(2) Amounts reflect the aggregate change in present value of the Named Executive Officers benefits under the Ralcorp Pension Plan and the Supplemental Executive Retirement Plan. Note that the pension plans are frozen but each year the present value of the accrued pension increases actuarially because it is calculated (discounted) based on a shorter period of time between the end of each fiscal year and the assumed commencement of pension benefit payments.

(3) Amounts shown in the "All Other Compensation" column include the following:
   (a) Perquisites include (i) Company paid Executive Health Plan premiums and medical exam as follows: Mr. Hunt - $5,490; Mr. Skarie - $4,194; and Mr. Scalise - $17,907; (ii) cost of spousal accompaniment on business trips (calculated on a variable basis and including the tax gross-up) Mr. Hunt - $22,881; Mr. Skarie - $19,975 and (iii) $3,013 for personal use of company condominium by Mr. Hunt. The incremental cost of use of the Company aircraft is calculated based on the variable costs of the Company including fuel costs, mileage, trip-related maintenance, universal weather-monitoring costs, on-board catering, landing/ramp fees and other

miscellaneous variable costs. Fixed costs which do not change based on usage, such as allocated pilot salaries and the cost of maintenance not related to trips are excluded.

(b) Amounts of Company Matching Contributions or Accruals to the Company's Savings Investment Plan (SIP) and Executive SIP. The amounts contributed are as follows: Mr. Hunt - $56,250; Mr. Skarie - $56,250; Mr. Granneman - $15,055; Mr. Koulouris - $26,112; Mr. Scalise - $22,401; and Mr. Wilkinson - $12,271.

Grants of Plan-Based Awards Table

The table below displays grants of equity awards in fiscal 2007 to the Named Executive Officers. There were no grants made under Incentive Plans.

GRANTS OF PLAN-BASED AWARDS									
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards		Estimated Future Payouts Under Equity Incentive Plan Awards					
Name (a)	Grant Date (b)(1)	Target ($)(d)	Maximum ($)(e)	Target ($)(g)	Maximum ($)(h)	All Other Stock Awards: Number of Shares of Stocks or Units (#)(i)	All Other Option Awards: Number of Securities Underlying Options (#)(j)	Exercise or Base Price of Option Awards ($/Sh) (k)	Grant Date Fair Value of Stock and Option Awards (l)
K. J. Hunt Co-CEO & President	RSA 3/30/2007 SAR 9/27/2007	—	—	—	—	30,000	75,000	$56.56	RSA $1,929,000 SAR $1,590,000
D. P. Skarie Co-CEO & President	RSA 3/30/2007 SAR 9/27/2007	—	—	—	—	30,000	75,000	$56.56	RSA $1,929,000 SAR $1,590,000
T. G. Granneman VP & Controller	RSA 3/30/2007 SAR 9/27/2007	—	—	—	—	12,000	22,500	$56.56	RSA $771,600 SAR $477,000
R. R. Koulouris VP & President of The Carriage House Companies, Inc.	RSA 3/30/2007 SAR 9/27/2007	—	—	—	—	15,000	25,000	$56.56	RSA $964,500 SAR $530,000
R. G. Scalise VP & President of Frozen Bakery Products	RSA 3/30/2007 SAR 9/27/2007	—	—	—	—	15,000	25,000	$56.56	RSA $964,500 SAR $530,000
R. D. Wilkinson VP & President of Bremner Food Group, Inc. & Nutcracker Brands, Inc.	RSA 3/30/2007 SAR 9/27/2007	—	—	—	—	15,000	25,000	$56.56	RSA $964,500 SAR $530,000

(1) The Company granted restricted stock awards ("RSA") on March 30, 2007 and stock appreciation rights ("SAR") on September 27, 2007 to its Named Executive Officers.

Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth information on exercisable and unexercisable options and unvested stock awards held by the Named Executive Officers on September 30, 2007.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END						
OPTION AWARDS					STOCK AWARDS	
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)
	23,206(1)	0	18.00	2/25/2011		
	20,632(2)	7,711	24.41	1/30/2012		
K. J. Hunt	15,421(3)	15,422	23.37	1/29/2013		
Co-CEO & President	12,851(4)	38,554	31.42	2/4/2014	30,000(5)	1,674,600
	0(6)	70,000	42.00	9/28/2015	30,000(8)	1,674,600
	0(7)	75,000	48.99	9/27/2016		
	0(9)	75,000	56.56	9/26/2017		
	11,646(10)	0	16.72	9/22/2009		
	28,787(1)	0	18.00	2/25/2011		
D. P. Skarie	23,132(2)	7,711	24.41	1/30/2012	30,000(5)	1,674,600
Co-CEO & President	15,421(3)	15,422	23.37	1/29/2013	30,000(8)	1,674,600
	12,851(4)	38,554	31.42	2/4/2014		
	0(6)	70,000	42.00	9/28/2015		
	0(7)	75,000	48.99	9/27/2016		
	0(9)	75,000	56.56	9/26/2017		
	10,281(10)	0	16.72	9/22/2009		
	20,562(1)	0	18.00	2/25/2011		
T. G. Granneman	15,421(2)	5,141	24.41	1/30/2012		
VP & Controller	10,281(3)	10,281	23.37	1/29/2013	12,000(5)	669,840
	5,140(4)	15,422	31.42	2/4/2014	12,000(8)	669,840
	0(6)	20,000	42.00	9/28/2015		
	0(7)	22,500	48.99	9/27/2016		
	0(9)	22,500	56.56	9/26/2017		
	6,000(10)	0	16.72	9/22/2009		
R. R. Koulouris	7,197(1)	0	18.00	2/25/2011		
VP & President	5,397(2)	1,800	24.41	1/30/2012		
of The Carriage	3,084(3)	3,085	23.37	1/29/2013	15,000(5)	837,300
House Companies, Inc.	5,911(4)	17,735	31.42	2/4/2014	15,000(8)	837,300
	0(6)	23,000	42.00	9/28/2015		
	0(7)	25,000	48.99	9/27/2016		
	0(9)	25,000	56.56	9/26/2017		
R. G. Scalise	0(6)	16,500	42.00	9/28/2015	7,500(11)	418,650
VP & President	0(7)	12,500	48.99	9/27/2016	7,500(12)	418,650
of Frozen Bakery	0(9)	25,000	56.56	9/26/2017	15,000(8)	837,300
Products						
R. D. Wilkinson	5,912(1)	0	18.00	2/25/2011		
VP & President	17,734(2)	5,912	24.41	1/30/2012		
of Bremner Food	11,823(3)	11,823	23.37	1/29/2013	15,000(5)	837,300
Group, Inc. &	5,911(4)	17,735	31.42	2/4/2014	15,000(8)	837,300
Nutcracker	0(6)	23,000	42.00	9/28/2015		
Brands, Inc.	0(7)	25,000	48.99	9/27/2016		
	0(9)	25,000	56.56	9/26/2017		

(1) Non-qualified stock options; exercisable at a rate of 25% on February 26, 2004, 2005, 2006 and 2007.

(2) Non-qualified stock options; exercisable at a rate of 25% on January 31, 2005, 2006, 2007 and 2008.

(3) Non-qualified stock options; exercisable at a rate of 25% on January 30, 2006, 2007, 2008 and 2009.

(4) Non-qualified stock options; exercisable at a rate of 25% on February 5, 2007, 2008, 2009 and 2010.

(5) Restricted stock award; restrictions lapse at a rate of 33⅓% on September 23, 2011, 2012 and 2013.

(6) Stock appreciation rights; exercisable at a rate of 33⅓% on September 29, 2008, 2009 and 2010.

(7) Stock appreciation rights; exercisable at a rate of 33⅓% on September 28, 2009, 2010 and 2011.

(8) Restricted stock award; restrictions lapse at a rate of 33⅓% on March 30, 2014, 2015 and 2016.

(9) Stock appreciation rights; exercisable at a rate of 33⅓% on September 27, 2010, 2011 and 2012.

(10) Non-qualified stock options; exercisable at a rate of 25% on September 23, 2002, 2003, 2004 and 2005.

(11) Restricted stock award; restrictions lapse at a rate of 33⅓% on June 29, 2012, 2013 and 2014.

(12) Restricted stock award; restrictions lapse at a rate of 33⅓% on September 28, 2012, 2013 and 2014.

Option Exercises and Stock Vested Table

The following table provides information on an aggregate basis, about stock options that were exercised and stock awards that vested during the fiscal year ended September 30, 2007 for each of the Named Executive Officers.

OPTION EXERCISES AND STOCK VESTED				
	OPTION AWARDS		STOCK AWARDS	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
K. J. Hunt Co-CEO & President	632 6,868 5,581 1,919	28,927 297,247 234,402 83,054	0	0
D. P. Skarie Co-CEO & President	0	0	0	0
T. G. Granneman VP & Controller	2,197	100,557	0	0
R. R. Koulouris VP & President of The Carriage House Companies, Inc.	2,225	99,992	0	0
R. G. Scalise VP & President of Frozen Bakery Products	0	0	0	0
R. D. Wilkinson VP & President of Bremner Food Group, Inc. & Nutcracker Brands, Inc.	5,912 5,912 5,911	202,663 201,008 206,885	0	0

EXECUTIVE BENEFITS

Retirement Plan

The Ralcorp Retirement Plan may provide pension benefits in the future to the Named Executive Officers. Executive officers (and other eligible employees) become vested after five years of service. In December 2003, the Company froze the level of vested pension benefits for administrative employees, including the Named Executive Officers. Therefore, accruals under the plan have ceased but employees hired before 2003, including the Named Executive Officers will receive benefits upon retiring to the extent accrued prior to December 2003. Normal company retirement is set at age 65 under the plan.

Annual benefits are computed by multiplying the participant's final average earnings (average of participant's five highest consecutive annual earnings during ten years prior to retirements or earlier termination) by the product of 1.5% times the participant's years of service (to a maximum of 40 years) and by subtracting from that amount up to one-half of the participant's primary social security benefit at retirement (with the actual amount of offset determined by age and years of service at retirement). To the extent an officer's frozen annual retirement income benefit under the Plan exceeds limits imposed by the Internal Revenue Code, the amount in excess will be payable under the Company's non-qualified, unfunded, non-contributory Supplemental Retirement Plan. The formula used is the same formula described above. See the Pension Benefits Table on page 23 for amounts payable to Named Executive Officers upon retirement. Credited service includes service with Ralston Purina Company, the Company's former parent corporation.

The following table shows the estimated annual retirement benefits that would be payable from the Retirement Plan to salaried employees, including the Named Executive Officers, assuming age 65 retirement and five-year certain payment option. To the extent an employee's compensation or benefits exceed certain limits imposed by the Internal Revenue Code of 1986, as amended, the table also includes benefits payable from an unfunded supplemental retirement plan. The table reflects benefits prior to the subtraction of social security benefits as described above. As indicated above, effective December 31, 2003, the Company froze retirement benefits for administrative employees including corporate officers. Consequently, they no longer accrue defined pension benefits.

PENSION BENEFITS

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)(1)	Present Value of Accumulated Benefit ($) (d)(2)	Payments During Last Fiscal Year ($) (e)
K. J. Hunt Co-CEO & President	Ralcorp Holdings, Inc. Retirement Plan	18	287,115	0
	Ralcorp Holdings, Inc. Supplemental Executive Retirement Plan		364,267	
D. P. Skarie Co-CEO & President	Ralcorp Holdings, Inc. Retirement Plan	18	506,197	0
	Ralcorp Holdings, Inc. Supplemental Executive Retirement Plan		381,623	
T. G. Granneman VP & Controller	Ralcorp Holdings, Inc. Retirement Plan	7	151,159	0
	Ralcorp Holdings, Inc. Supplemental Executive Retirement Plan		16,641	
R. R. Koulouris VP & President of The Carriage House Companies, Inc.	Ralcorp Holdings, Inc. Retirement Plan	24	327,045	0
	Ralcorp Holdings, Inc. Supplemental Executive Retirement Plan		17,350	
R. G. Scalise VP & President of Frozen Bakery Products	Not eligible for any Pension Plan	n/a	n/a	n/a
R. D. Wilkinson VP & President of Bremner Food Group, Inc. & Nutcracker Brands, Inc.	Ralcorp Holdings, Inc. Retirement Plan	8	178,552	0
	Ralcorp Holdings, Inc. Supplemental Executive Retirement Plan		88,895	

(1) Number of years of credited service is as of December 2003. In December 2003, the Company froze the level of vested pension benefits for administrative employees, including the Named Executive Officers.

(2) Present value is determined as described in the section "Critical Accounting Policies and Estimates" in our Annual Report on Form 10-K for the year ended September 30, 2007.

Non-Qualified Deferred Compensation Table

Ralcorp's Incentive Stock Plan provides for deferred compensation plans for non-management directors and key employees, as well as an Executive Savings Investment Plan.

Under the Deferred Compensation Plan for Key Employees, eligible employees may elect to defer payment of all or a portion of their bonus until some later date. Deferrals may be made in Ralcorp common stock equivalents (Equity Option) or in cash under a number of funds operated by The Vanguard Group

Inc. with a variety of investment strategies and objectives (Vanguard Funds). Under this plan, deferrals into the Equity Option are distributed in Ralcorp stock, while deferrals into the Vanguard Funds are distributed in cash.

The Executive Savings Investment Plan allows eligible employees to defer up to 44% of their cash compensation. Once they have reached the legislated maximum annual pre-tax contribution to the Company's Savings Investment Plan (a 401(k)) or their compensation exceeds the legislated maximum compensation that can be recognized under that plan, they are eligible to defer an additional 2% to 6% of their cash compensation, a portion of which receives a Company matching contribution that vests at a rate of 25% for each year of Company service. Deferrals may be made in the Equity Option or in the Vanguard Funds as described above.

NON-QUALIFIED DEFERRED COMPENSATION

Name (a)	Executive Contributions in Last FY ($)(b)(2)	Registrant Contributions in Last FY ($) (c)(1)	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
K. J. Hunt Co-CEO & President	42,750	42,750	149,798	0	1,077,040
D. P. Skarie Co-CEO & President	42,750	42,750	313,438	0	2,260,822
T. G. Granneman VP & Controller	59,818	4,930	120,391	0	954,191
R. R. Koulouris VP & President of The Carriage House Companies, Inc.	56,132	12,612	21,203	0	274,111
R. G. Scalise VP & President of Frozen Bakery Products	16,368	12,276	1,467	0	52,883
R. D. Wilkinson VP & President of Bremner Food Group, Inc. & Nutcracker Brands, Inc.	148,778	1,634	59,048	0	1,078,755

(1) These amounts are included in the "All Other Compensation" column of the Summary Compensation Table, which is included on page 18.

(2) These amounts reflect deferrals into the Executive Savings Investment Plan. The amount for Mr. Wilkinson also includes the deferral of 100% of his fiscal 2007 bonus into the Deferred Compensation Plan for Key Employees.

EXECUTIVE AGREEMENTS

The Company has Management Continuity Agreements ("MCAs") with the Named Executive Officers and each of the other corporate officers. The agreements provide severance compensation to each officer in the event of the officer's voluntary or involuntary termination after a Change-in-Control of the Company. A Change-in-Control under the MCAs is (i) the acquisition by any person, entity or "group" within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of (x) 50% or more of the aggregate voting power of the then outstanding shares of stock, other than acquisitions by the Company or any of its subsidiaries or any employee benefit plan of the Company (or any trust created to hold or invest in issues thereof) or any entity holding stock for or pursuant to the terms of any such plan, or (y) all, or substantially all, of the assets of the Company or its subsidiaries taken as a whole; or (ii) individuals who shall qualify as continuing directors shall have ceased for any reason to constitute at least a majority of the Board of Directors of the Company. Notwithstanding the foregoing, a Change-in-Control does not include a transaction pursuant to which a third party acquires one or more businesses of the Company by acquiring all of the Company's common stock while leaving the Company's remaining businesses in a separate public company (commonly known as a "Morris Trust" transaction), unless the businesses so acquired constitute all or substantially all of the Company's businesses.

In the event of a Change-in-Control, the compensation provided would be in the form of a lump sum payment equal to the present value of continuing the officer's salary and bonus for a specified period following the officer's termination of employment, and the continuation of other executive benefits for the same period. The initial applicable period is three years in the event of an involuntary termination of employment (including a constructive termination), two years in the event of a voluntary termination within six months of a Change-in-Control and one year (two years for a CEO) in the event of any other voluntary termination of employment within two years following the Change-in-Control.

The Named Executive Officers would also be eligible to receive the following severance benefits: (i) continuation during the applicable period of the officer's participation in each life, health, accident and disability plan in which the executive was entitled to participate immediately prior to the Change-in-Control, (ii) payment in lump sum in cash of the present value of the benefits under the Retirement Plan and Supplemental Plan, (iii) payment of any actual costs and expenses of litigation incurred by the executive and (iv) payment of up to $20,000 of costs or expenses incurred for outplacement assistance.

No payments would be made if the termination is due to death, disability or normal retirement, or is "for cause" as defined in the MCAs, nor would any payments continue beyond the officer's normal retirement date. Contracts governing stock options, stock appreciation rights and restricted stock provide that upon a Change-in-Control of the Company, any unexercised, unvested, unearned restricted or unpaid shares become 100% vested. The MCAs provide that executives shall be indemnified from any tax under Section 4999 and Section 280G of the Code that is attributable to a parachute payment under the Code and any tax upon the payment of such amounts. In addition, vesting of stock-based incentive compensation awards accelerate upon a change of control and all nonqualified deferred compensation earned by the Named Executive Officer will be subject to payment upon termination.

The MCAs also contain provisions relating to non-competition, non-solicitation of the Company's employees and protection of the Company's confidential information.

Potential Payments Upon Termination

Change-in-Control

The table below sets forth estimates of the amounts to which each Named Executive Officer would be entitled, other than accrued but unpaid base salary and benefits payable under broad based employee benefit plans and programs in the event of a termination of the officer's employment due to a Change-in-Control occurring on September 30, 2007. We have assumed the applicable payment period is 36 months.

			Health Benefits (2)			Insurance (3)				
Name	**Cash (Salary & Bonus) ($)(1)**	**Value of Stock and Option Awards ($)(4)**	**Medical ($)**	**Dental ($)**	**Vision ($)**	**Group Life Insurance ($)**	**Long Term Disability ($)**	**Voluntary Personal Accident ($)**	**Outplacement Assistance ($)**	**Excise Tax and Gross-up ($)(5)**
K. J. Hunt Co-CEO & President	2,812,500	8,851,892	48,003	2,868	—	14,037	2,130	792	20,000	3,857,000
D. P. Skarie Co-CEO & President	2,812,500	9,596,849	34,269	2,037	—	18,564	2,130	243	20,000	3,938,900
T. G. Granneman VP & Controller	1,104,000	4,764,199	28,482	2,037	222	10,359	2,130	159	20,000	1,494,400
R. R. Koulouris VP & President of The Carriage House Companies, Inc.	1,305,600	3,673,205	47,964	2,868	—	10,260	2,130	792	20,000	1,733,500
R. G. Scalise VP & President of Frozen Bakery Products	1,493,400	1,988,005	85,419	3,117	762	5,811	2,130	—	20,000	1,762,500
R. D. Wilkinson VP & President of Bremner Food Group, Inc. & Nutcracker Brands, Inc.	1,257,699	4,473,798	33,708	2,037	444	4,182	2,130	390	20,000	1,550,200

(1) Above amount is based on base salary and bonus payment for fiscal year 2007

(2) Health benefits amounts are company estimated annual costs of providing the benefits over the applicable payment period

(3) Disability and insurance payments are calculated over the applicable payment period.

(4) All stock and option awards were valued at the Ralcorp closing share price on September 30, 2007 ($55.82).

(5) Calculations to estimate the excise tax due under 280G are complex and reflect a number of assumptions including that a change-in-control occurred on September 30, 2007 at a stock price of $55.82 and that each Named Executive Officer's employment is involuntarily terminated on that date.

Normal Retirement or Involuntary Termination

In the event a Named Executive Officer retires at or after age 62 or is involuntarily terminated (other than for a termination for cause) all stock awards will immediately vest. Stock options and stock appreciation rights will remain exercisable thereafter until the earlier of the following to occur: Three years from the date of normal retirement or involuntary termination; or the expiration of the award under its terms. See the above table for the value of stock and option awards at termination. Upon voluntary termination, involuntary termination or retirement, the Named Executive Officer receives their vested retirement benefits (pension payments, 401(k) balances and deferred compensation balances) described in previous sections.

EQUITY COMPENSATION PLAN INFORMATION FOR FISCAL YEAR END

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights	(b) Weighted Average of Exercise Price of Outstanding Options and Rights ($)	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column a)
Equity compensation plans approved by security holders	1,701,359(1)	32.86	1,535,647(2)
Equity compensation plans not approved by security holders	0	0	0
Total	1,701,359		1,535,647

(1) The number in this column includes 1,550,957 shares of outstanding non-qualified stock options. Also included in this number is a net number of shares of Common Stock that will be issued upon exercise of the 827,500 stock appreciation rights awarded in 2005 and 2006. The Company's closing stock price on September 28, 2007 was used to calculate the net number of shares issued. The stock appreciation rights awarded in fiscal 2007 had no intrinsic value at fiscal year end, so they are not included in this calculation.

(2) This number has approximately 257,000 shares reserved for issuance under the Company's existing 2005, 2006 and 2007 stock appreciation rights awards. In addition, approximately 56,700 shares of this number are reserved for issuance under the Equity Option of the Company's Deferred Compensation Plan for Key Employees. This number of shares equals the dollar value of previous deferrals of income by executive officers and key employees based on the Company's closing stock price on September 28, 2007.

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Item 2 on Proxy Card

The Audit Committee of the Board of Directors has selected PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2008, and the Board of Directors has directed that management submit the appointment of independent accountants for ratification by the shareholders at the Annual Meeting. PricewaterhouseCoopers LLP has served as Ralcorp's independent accountants since 1994. A representative of PricewaterhouseCoopers LLP is expected to be present at the Annual Meeting.

Neither the Company's Bylaws nor other governing documents or law require shareholder ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent auditors. However, the submission of appointment of PricewaterhouseCoopers LLP to the shareholders for ratification is a matter of good corporate practice. If the shareholders fail to ratify the appointment, the Audit Committee will reconsider whether or not to retain PricewaterhouseCoopers LLP. Even if the appointment is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time if they determine that such a change would be in the best interests of the Company and its shareholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 2, RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

As noted previously, the Corporate Governance and Compensation Committee is currently composed of Messrs. Armstrong, Banks, Goodall, Liddy, Kemper and Stiritz. There are no relationships involving the members of the Corporate Governance and Compensation Committee or the executive officers of Ralcorp that are required to be disclosed under Item 402(j) of Regulation S-K.

AUDIT COMMITTEE REPORT

The Board has determined, in its judgement, that the Audit Committee is comprised solely of independent directors as defined in the NYSE listing standards, Rule 10A-3 of the Securities Exchange Act of 1934 and the Company's Corporate Governance Guidelines. The Audit Committee operates under a written charter, adopted by the entire Board, which is available on the Company's website at www.ralcorp.com/corporategovernance.htm.

Management is responsible for the Company's internal controls, financial reporting process and compliance with laws and regulations and ethical business standards. PricewaterhouseCoopers LLP, the Company's independent accountants, are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and issuing a report thereon. The Company's internal auditors, supplemented by Ernst & Young, LLP assists the Audit Committee with its responsibility to monitor and oversee the financial reporting process and internal controls. The Committee discussed with the Company's internal auditors and independent accountants the overall scopes and plans for their respective audits. The Committee met, at least quarterly, with the internal auditors and independent accountants, with and without management present, and discussed the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

With respect to the Company's audited financial statements for the Company's fiscal year ended September 30, 2007, management of the Company has represented to the Committee that the financial statements were prepared in accordance with generally accepted accounting principles and the Committee has reviewed and discussed those financial statements with management. The Audit Committee has also discussed with PricewaterhouseCoopers LLP, the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees) as modified or supplemented.

The Audit Committee has received the written disclosures from PricewaterhouseCoopers LLP required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as modified or supplemented, and has discussed the independence of PricewaterhouseCoopers LLP with members of that firm.

Based on the review and discussions referred to above, the Audit Committee recommended to the Company's Board of Directors that the audited consolidated financial statements for the fiscal year ended September 30, 2007, be included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission for that year.

D. R. Banks—*Chairman*
B. G. Armstrong
D. W. Kemper
J. W. Goodall
R. A. Liddy

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Pursuant to the Company's code of ethics and code of conduct for directors, each director and corporate officer has an obligation not to engage in any transaction that could be deemed a conflict of interest. Our directors may not engage in any transaction that could impact their independence on the Board.

The Audit Committee is responsible for approving and ratifying related party transactions. The Audit Committee reviews the material facts of all interested transactions that require the Audit Committee's approval and either approves or disapproves of the entry into the interested transaction. In the event management, in the normal course of reviewing payable records, determines an interested transaction exists which was not approved by the Audit Committee, management will present the transaction to the Audit Committee for consideration.

The Audit Committee has adopted standing pre-approval of certain transactions in which an officer or director may have an interest including (i) transactions involving competitive bids, (ii) certain charitable contributions, and (iii) certain banking related services. The Committee believes these transactions are immaterial to the Company and any director or officer. No director may participate in the approval of an interested transaction for which he or she is a related party. If an interested transaction will be ongoing, the Audit Committee may establish guidelines for the Company's management to follow in its ongoing dealings with the related party.

Mr. Kemper is Chairman, President and Chief Executive Officer of Commerce Bancshares, Inc., which is one of eight banks that participate in the Company's committed credit facility. Commerce Bancshares' lending commitment under that facility in Fiscal 2007 was limited to $13 million out of a total syndicate commitment of $150 million. During the fiscal year, the Company paid approximately $205,000 in interest to Commerce Bancshares, Inc. The Board and the Audit Committee do not believe Mr. Kemper has a material interest in the transactions between the Company and Commerce Bancshares, Inc. These transactions are disclosed on a voluntary basis.

OTHER MATTERS

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP acted as Ralcorp's independent registered public accounting firm for fiscal year 2007 and has served in that capacity since 1994. The Board, upon the recommendation of the Audit Committee, appointed PricewaterhouseCoopers LLP as independent accountants for the current fiscal year. A representative of that firm will be present at the Annual Meeting, will have an opportunity to make a statement, if they desire, and will be available to respond to appropriate questions.

Proxy Statement

Fees Paid to PricewaterhouseCoopers LLP

The following fees were paid for audit services rendered in conjunction with reviewing and auditing the Company's fiscal years 2006 and 2007 financial statements, and for other services during those fiscal years:

	FY 2006	FY 2007
Audit Fees (1)	$1,036,500	$1,124,375
Audit-Related Fees (2)	$ 46,920	$ 10,500
Tax Fees	$ 0	$ 0
All Other Fees (3)	$ 1,500	$ 1,500

(1) The "Audit Fees" do not include out of pocket expenses in the amount of $60,000 and $65,000 for fiscal years 2006 and 2007, respectively.

(2) The "Audit-Related Fees" paid for fiscal year 2007 were for a Revenue Canada financial statement review.

(3) "All Other Fees" was an amount paid for the use of a proprietary accounting research database.

With regard to the fees listed above, the Audit Committee has considered whether the provision by PricewaterhouseCoopers LLP of services other than audit services is compatible with its ability to maintain its independence. Regardless of the size or nature of the other services, if any, to be provided, it is the Audit Committee's policy and practice to approve any services not under the heading "Audit Fees" before any such other services are undertaken. The audit performed on behalf of the Company was staffed primarily by full-time, permanent employees of PricewaterhouseCoopers LLP.

Proxy Solicitation

Ralcorp has paid certain entities for assistance with preparing this Proxy Statement and the Proxy Card. Ralcorp will also pay for the solicitation of proxies. The Company hired Georgeson Shareholder Communications Inc. to assist in the solicitation of proxies for a fee of $9,000 plus expenses. Ralcorp will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for costs, including postage and handling, reasonably incurred by them in sending proxy materials to the beneficial owners of Ralcorp's Common Stock. In addition to the standard mail, employees of the Company may make proxy solicitations via telephone or personal contact.

Section 16(a) Beneficial Ownership Reporting Compliance

Executive officers and directors of Ralcorp are required under the Securities Exchange Act of 1934 to file reports of ownership and changes in ownership of Ralcorp Common Stock with the Securities and Exchange Commission and the New York Stock Exchange. Copies of those reports must also be furnished to Ralcorp.

Based solely on a review of copies of those reports, other documents furnished to Ralcorp and written representations that no other reports were required, Ralcorp believes that all filing requirements applicable to executive officers and directors have been complied with during the preceding fiscal year.

Shareholder Proposals for 2009 Meeting

Under the Company's Bylaws, shareholders who desire to nominate a director or present any other business at an Annual Meeting of Shareholders must follow certain procedures. Generally, to be considered at the 2009 Annual Meeting of Shareholders, a shareholder nomination or proposal not to be included in the Proxy Statement and Notice of Meeting must be received by the Company's Secretary between November 8, 2008, and December 8, 2008. However, if the shareholder desires that the proposal be included in the Company's Proxy Statement and Notice of Meeting for the 2009 Annual Meeting of Shareholders then it must be received by the Secretary of the Company no later than August 25, 2008 and must also comply in all respects with the rules and regulations of the SEC and the laws of the State of Missouri. A copy of the

Bylaws will be furnished to any shareholder without charge upon written request to the Company's Secretary.

Form 10-K and Other Filings

Upon written request and at no charge, the Company will provide a copy of any of its filings with the Securities and Exchange Commission (SEC), including its Annual Report on Form 10-K, with financial statements and schedules for its most recent fiscal year. The Company may impose a reasonable fee for expenses associated with providing copies of separate exhibits to the report when such exhibits are requested. These documents are also available on the Company's website at www.ralcorp.com, and the SEC's website at www.sec.gov.

Householding

SEC rules allow delivery of a single annual report and proxy statement to households at which two or more shareholders reside. Accordingly, shareholders sharing an address who have been previously notified by their broker or its intermediary will receive only one copy of the annual report and proxy statement, unless the shareholder has provided contrary instructions. Individual proxy cards or voting instruction forms (or electronic voting facilities) will, however, continue to be provided for each shareholder account. This procedure, referred to as "householding," reduces the volume of duplicate information received by shareholders, as well as the Company's expenses. Shareholders having multiple accounts may have received householding notifications from their respective brokers and, consequently, such shareholders may receive only one proxy statement and annual report. Shareholders who prefer to receive separate copies of the proxy statement and annual report, either now or in the future, may request to receive separate copies of the proxy statement and annual report by notifying the Company's Secretary. Shareholders currently sharing an address with another shareholder who wish to have only one proxy statement and annual report delivered to the household in the future should also contact the Company's Secretary.

Notices, Requests or Communications with Directors

Any notice or request discussed above, or any communication intended for any member or members of the Company's Board of Directors, should be directed to the Company's Secretary, Ralcorp Holdings, Inc., PO Box 618, St. Louis, Missouri 63188-0618. The Company's Secretary will forward the communication to the designated member or members of the Company's Board of Directors.

We maintain a confidential telephone number and post office box through which you can send concerns regarding accounting matters or business practices. The toll-free number in the U.S. is 1-800-877-7055 or if you prefer, you may write to: Corporate Vice President and Controller, Ralcorp Holdings, Inc., PO Box 618, St. Louis, Missouri 63188-0618.

By Order of the Board of Directors,

Charles G. Huber, Jr.
Secretary

November 29, 2007

APPENDIX A

RALCORP HOLDINGS, INC.

CORPORATE GOVERNANCE GUIDELINES
Adopted December 4, 2003

Role of the Board of Directors

The Board of Directors selects and supervises the officers of the Company in the interest and for the benefit of the stockholders. The Board of Directors has delegated to the Co-Chief Executive Officers, together with the other officers of the Company, the authority and responsibility for managing the business of the Company under the direction of the Board. Each director is expected to spend the time and effort necessary to properly discharge the director's responsibilities.

Composition of the Board of Directors

1. Size of the Board of Directors

The Board believes that it should generally have no fewer than five and no more than eleven directors. This range permits diversity of experience without hindering effective discussion or diminishing individual accountability. The size of the Board could, however, be increased or decreased if determined to be appropriate by the Board.

2. Board Membership Criteria

The Board of Directors is responsible for nominating individuals for election to the Board of Directors by the stockholders and for appointing individuals as directors between annual meetings of the stockholders. The Corporate Governance and Compensation Committee identifies, reviews and makes recommendations concerning potential members of the Board of Directors.

The Board should be comprised of individuals who, after taking into account their skills, expertise, integrity, knowledge of the industries in which the Company operates, and other qualities, have the ability to enhance the long-term interest of the shareholders. The Board will evaluate each individual in the context of the entire Board of Directors with the objective of assembling a Board of Directors that can enhance the success of the Company and promote the interests of stockholders. Annually (or more often, if necessary), the Corporate Governance and Compensation Committee reviews the qualifications and backgrounds of the directors and makes recommendation to the Board as to the directors to be nominated for election by the stockholders at the next annual meeting or to be appointed as directors between annual meetings of the stockholders.

3. Selection of Chairman

The Board of Directors selects a Chairman from among the directors. Presently the Board has determined that the offices of the Chief Executive Officer and the Chairman should not be held by the same person. However, the Board can determine that to enhance the management of the Company, one person should hold the positions of Chief Executive Officer and Chairman.

4. Term Limits

The Board has not established term limits for directors. The Board believes term limits deprive the Company of the knowledge and expertise developed by directors from extended service on the Board of Directors.

5. Retirement of Board Members

The policy of the Board of Directors is that it will not nominate any individual for election as a director by the shareholders or appoint any individual as a director if such person is 72 years or older at the commencement of their term unless the person has been nominated and appointed by a unanimous vote of the entire board.

6. Directors Who Change Their Present Job Responsibility

Directors who retire or significantly change the position they held when they became a member of the Board should not leave the Board of Directors simply because of such a change. However, upon any such event, the Corporate Governance Committee will review the appropriateness of continued service on the Board of Directors by that director.

7. No Specific Limitation on Other Board Service

Directors are not prohibited from serving on boards and committees of other organizations, and the Board has not adopted any guidelines limiting such activities. Instead, each director is expected to ensure that other commitments do not interfere with the director's discharge of his or her duties. Directors are expected to inform the Chairman of the Board and the Chairman of the Corporate Governance Committee upon becoming a director of any other public company or becoming a member of the audit committee of any other public company.

8. Director Orientation and Continuing Education

The Company shall provide new directors with a director orientation program to familiarize such directors with, among other things, the Company's business, strategic plans, significant financial, accounting and risk management issues, compliance programs, conflicts policies, code of business ethics, corporate governance guidelines, principal officers, internal auditors and independent auditors. The Company encourages and supports continuing director education and shall reimburse directors for reasonable expenses incurred in connection therewith.

9. Determination of Director Independence

The Board shall be comprised of a majority of directors who qualify as independent directors under the listing standards of the New York Stock Exchange and the applicable rules of the Securities and Exchange Commission.

Further, a director is deemed to be independent if the Board has determined that the director has no material relationship with the Company.

The Board of Directors has established the following categorical standards in connection with determining the independence of directors:

- A director will not be considered to be independent if, during the past five years, the Company has employed the director or any of the director's immediate family (except in a non-officer capacity);
- A director will not be considered to be independent if, during the past five years, the director has been employed by (or affiliated with) the Company's present or former independent accountants or any of the director's immediate family members have been so employed or affiliated (except in a non-partner capacity not involving the Company's business);
- A director's independence will not be considered to be impaired if the director or any immediate family member of the director is employed by (or affiliated with) an entity that loans the Company an amount of money less than 5% of the Company's total assets;
- A director will not be considered to be independent if the director is a partner, shareholder, or officer of a company or firm that provides significant consulting, legal, or financial advisory services to the Company. For purposes of this categorical standard, a company or firm will be considered to provide non-significant services if the fees represent less than (i) 2% of the Company's or firm's gross revenues for its last full fiscal year and (ii) 2% of the Company's gross revenues for its last full fiscal year;
- A director's independence will not be considered to be impaired if the director or any immediate family member of the director is employed by (or affiliated with) a non-significant supplier or customer of the Company. For the purposes of this categorical standard, a supplier or customer will be considered non-significant if its sales to, or purchases from, the Company represent less than (i) 2% of the gross revenues of the customer or supplier for its last full fiscal year and (ii) 2% of the Company's gross revenues, for its last full fiscal year;

- A director's independence will not be considered to be impaired if the director is an employee, officer, or director of a foundation, university or other non-profit organization to which the Company gives directly, or indirectly through its foundation, no more than $200,000 per annum or 5% of the organization's gross revenues for its last full fiscal year (whichever is greater); and
- A director's independence will not be considered to be impaired if such director is an executive officer of an entity for which another director of the Company serves as a director and member of any board committee of that entity, provided such service does not occur while that other director also serves as an executive officer of the Company.

An individual will be considered to be affiliated with a corporation or other entity, if that individual controls, is controlled by or is under common control with the corporation or other entity. The Board of Directors will determine the independence of any director with a relationship to the Company that is not covered by the above standards.

Board Meetings

1. Frequency of Meetings

The Board of Directors determines its schedule of board meetings each year. The current schedule is for four regular meetings each year. The Audit Committee has six regularly scheduled meetings. A director is expected to regularly attend (in person or telephonically) meetings of the Board and of the committees on which the director serves, and to review materials distributed in advance of meetings.

2. Selection of Agenda Items

The Chairman of the Board of Directors establishes the agenda for each meeting. Each member of the Board may suggest additional items for the agenda.

3. Distribution of Materials

The minutes of the prior Board meeting, an agenda for the forthcoming meeting, and selected Company financial information and agenda item background materials must be distributed to Board members in advance of the meetings.

4. Access to Management and Advisors

Board members shall have unrestricted access to management of the Company. The Board of Directors shall have the authority to retain independent legal, accounting or other consultants to advise the Board.

5. Separate Session of Non-Management Directors

The non-management directors of the Company shall meet in regularly scheduled executive sessions without management no fewer than four times a year. The presiding director at these meetings shall be the Chairman or other Board appointed non-management director in the event the Chairman is unavailable.

Director Compensation

The Company believes that the compensation paid to directors should be competitive and should encourage ownership of the Company's stock by directors. The Corporate Governance and Compensation Committee shall periodically review the compensation paid to directors by the Company and make recommendations to the Board of Directors concerning such compensation.

Employees of the Company serving as directors shall not receive any additional compensation for service on the Board of Directors.

Board Committees

1. Number and Names of Board Committees

The Board of Directors shall establish committees from time to time to assist it in discharging its obligations. There are currently three standing committees:

Audit Committee

Corporate Governance and Compensation Committee

Executive Committee

Each committee shall have a written charter, adopted and periodically reviewed by the Board of Directors. The purpose and responsibility of each committee shall be described in its respective charter. After each of its meetings, the committee shall report on the meeting to the Board of Directors.

2. Independence of Committee Members

The Audit and Corporate Governance and Compensation Committees shall be composed entirely of independent directors. The membership of each committee and the compensation paid to the members of each committee will comply with all applicable laws and regulations and the listing standards of the New York Stock Exchange.

3. Committee Agendas

The Chairman of each committee, in consultation with appropriate members of management, establishes the agenda for each meeting. Each member of the committee may suggest additional items for the agenda.

4. Assignment of Committee Members

The Chairman of the Board, after consideration of the advice, experience and expertise of individual directors and in consultation with the Chairman of the Corporate Governance and Compensation Committee, recommends to the Board of Directors the assignment of directors to the committees of the Board of Directors, including the chairmen of the committees.

The Board of Directors does not mandate rotation of committee assignments or chairmen. The Board of Directors believes that the knowledge and expertise developed by directors through extended service on a committee outweigh the benefits obtained through mandatory rotation.

Planning

1. Management Succession

The Board of Directors plans for the succession to the position of co-Chief Executive Officers. To assist the Board of Directors, the co-Chief Executive Officers annually provide to the Board an assessment of the Company's executive officers and their potential to succeed him or her. The co-Chief Executive Officers must also provide to the Board of Directors an assessment of persons considered potential successors to the other executive officers. In addition, the co-Chief Executive Officers must prepare a short-term succession plan providing for temporary delegation of authority in the event either co-Chief Executive Officer become unexpectedly unable to perform his or her duties.

2. Performance

Annually, the Corporate Governance and Compensation Committee shall evaluate the performance of the Board of Directors and each committee thereof. The Corporate Governance and Compensation Committee shall discuss the results of their evaluations with the Board of Directors. Annually the Corporate Governance and Compensation Committee in connection with salary and wage determinations will evaluate officer performance.

Annually the Corporate Governance and Compensation Committee reviews the Corporate Governance Guidelines and recommends such changes to the Board of Directors as it determines to be necessary or appropriate.

Corporate and Shareholder Information

General Office

Ralcorp Holdings, Inc.
PO Box 618
St. Louis, MO 63188-0618
Telephone: 314-877-7000
Internet: www.ralcorp.com

Exchange Listing

New York Stock Exchange
Ticker Symbol – RAH

Certifications

The Company has submitted to the New York Stock Exchange the certification of the Company's chief executive officers required by Section 303A.12(a) of the New York Stock Exchange listing standards. Additionally, the certifications of the Company's chief executive officers and controller required by Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended, have been filed with the Securities and Exchange Commission as Exhibits 31.1, 31.2, and 31.3 to the Company's Annual Report on Form 10-K for the year ended September 30, 2007.

Notice of Annual Meeting

The 2008 Annual Meeting of Shareholders will be held at the Corporate Offices of Ralcorp Holdings, 800 Market St., 26th Floor, St. Louis, Missouri at 8:30 a.m., Tuesday, February 5, 2008. Proxy material for the meeting is enclosed.

Additional Information

You can access financial and other information about Ralcorp Holdings, Inc. at www.ralcorp.com, including press releases, Forms 10-K and 10-Q as filed with the Securities and Exchange Commission, and Information on Corporate Governance such as the Director Code of Ethics, Standards of Business Conduct for Officers and Employees, and charters of Board committees. You can also request that any of these materials be mailed to you at no charge by calling or writing:

Ralcorp Holdings, Inc.
Attn: Shareholder Services
PO Box 618
St. Louis, MO 63188-0618
Telephone: 314-877-7046

Transfer Agent and Registrar

Computershare Investor Services
www.computershare.com

Shareholder Telephone Calls:
Operators are available Monday-Friday, 9:00 a.m. to 5:00 p.m. Eastern time. An interactive automated system is available around the clock daily.

Inside the U.S.: 877-282-1168
Outside the U.S.: 781-575-2879

Mailing Addresses:
For questions regarding stock transfers, change of address or lost certificates:

Computershare Investor Services
PO Box 43078
Providence, RI 02940-3078

To send stock certificates by regular mail:
Computershare Investor Services
PO Box 43078
Providence, RI 02940-3078

To deliver stock certificates in person or by courier:
Computershare Investor Services
250 Royall Street
Canton, MA 02021

Board of Directors

Bill G. Armstrong
Former Executive Vice President and Chief Operating Officer, Cargill Animal Nutrition

David R. Banks
Private Equity Investor

Jack W. Goodall
Private Equity Investor

Kevin J. Hunt
Co-Chief Executive Officer and President, Ralcorp Holdings, Inc.

David W. Kemper
Chairman, President and Chief Executive Officer, Commerce Bancshares, Inc.

Richard A. Liddy
Former Chairman of the Board, GenAmerica Financial

Joe R. Micheletto
Vice-Chairman of the Board, Ralcorp Holdings, Inc.

J. Patrick Mulcahy
Chairman of the Board, Energizer Holdings, Inc.

David P. Skarie
Co-Chief Executive Officer and President, Ralcorp Holdings, Inc.

William P. Stiritz
Chairman of the Board, Ralcorp Holdings, Inc.

David R. Wenzel
Chief Operating Officer, EFR Group

Corporate Officers

Kevin J. Hunt
Co-Chief Executive Officer and President; and Chief Executive Officer of Bremner Food Group, Inc. and Nutcracker Brands, Inc.

David P. Skarie
Co-Chief Executive Officer and President; and Chief Executive Officer of The Carriage House Companies, Inc. and Chief Executive Officer and President of Ralston Foods

Thomas G. Granneman
Vice President and Controller

Charles G. Huber, Jr.
Vice President, General Counsel and Secretary

Richard R. Koulouris
Vice President; and President of The Carriage House Companies, Inc.

Scott Monette
Vice President and Treasurer

Richard G. Scalise
Vice President; and President of Frozen Bakery Products

Ronald D. Wilkinson
Vice President; and President of Bremner Food Group, Inc. and Nutcracker Brands, Inc.

Ralcorp

Ralcorp Holdings, Inc.
PO Box 618
St. Louis, MO 63188-0618
(314) 877-7000
www.ralcorp.com

END

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